UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03033033

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]


OCT 20 2003

Pan Fish ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))


PROCESSED
OCT 22 2003
THOMSON
FINANCIAL

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Pan Fish ASA
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

NO-000 3054108
(CUSIP Number of Class of Securities (if applicable))

DNB Markets	Norden Securities NUF
Strahden 49, Akey Brygge	Middelthunggt 17,
NO-0021 Oslo, NORWAY	PB 1099 Sentrum
	NO-0109 Oslo, NORWAY
Tel: (011) 47 2294 8880	Tel: (011) 47 2269 050

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 20, 2003
(Date Tender Offer/Rights Offering Commenced)

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.



(Signature)

ATLE EIDE, CEO

(Name and Title)

October 17, 2003

(Date)

Prospectus


Pan Fish

Pan Fish ASA

1. **Writedown of the share capital through a change in the share's par value**

2. **Refinancing by the Company's lenders through**
   i. conversion of bank debt to shares
   ii. conversion of bank debt to a subordinated convertible loan

3. **Secondary offering to the Company's shareholders as at 10 October 2003**

1 old share gives the right to purchase 6.8177 new shares each of NOK 0.04 par value at a purchase price of NOK 0.05

Purchase period: 20 October 2003 – 3 November 2003

Managed by:



DnB Markets   Nordea Securities

16 October 2003

Notices

This Prospectus has been prepared to provide information in connection with the increase in share capital through conversion of debt and the offer to purchase shares which is taking place in Pan Fish ASA.

This Prospectus does not represent an offer to subscribe or purchase securities other than the shares offered for purchase through this Prospectus. Similarly it does not constitute an offer to purchase shares if this would be undertaken by someone not entitled to make such purchase.

The Prospectus has been approved by the Oslo Stock Exchange in accordance with Section 5-7 of the Securities Trading Act of 19 June 1997 No 79 (The Securities Trading Act) and Section 14-4 cf Section 15 and 18 of the Stock Exchange regulations of 17 January 1994 no. 30 (the Stock Exchange Regulations). The Oslo Stock Exchange has only received and approved the Norwegian version of the Prospectus. The distribution of this Prospectus shall not under any circumstances be construed as meaning that no changes have taken place in matters relating to Pan Fish ASA and subsidiaries as described in the Prospectus after the date of this Prospectus. Any new circumstances or significant inaccuracies which may be material to an evaluation of the shares in Pan Fish ASA and which arise or become known between publication of this Prospectus and the final expiry of the purchase period shall be set out in a supplement to the Prospectus, cf Section 5-5 (2) of the Securities Trading Act and Section 14-6 of the Stock Exchange Regulations.

The Prospectus has been sent to shareholders in Pan Fish ASA registered in VPS's shareholder register as at 10 October 2003. The Prospectus has otherwise been made available to the general public in accordance with Section 5-11 of the Securities Trading Act and Section 14-5 of the Stock Exchange Regulations. Further information on those entitled to purchase shares in the Secondary Offering is given elsewhere in this Prospectus.

The right to distribute this Prospectus is restricted in certain countries in that the Prospectus contains an invitation to purchase shares in Pan Fish ASA. Persons who receive this Prospectus must inform themselves about such restrictions that exist in their jurisdiction and are obliged to respect them.

The offering described in this prospectus is made in respect of the securities of a non-U.S. company. The offer is subject to the disclosure requirements of a foreign country, which are different from those that apply in the United States. Financial information and financial statements included in this prospectus, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Pan Fish is located in a foreign country and some or all of its officers and directors are residents of Norway. You may not be able to sue Pan Fish or its officers or directors in a Norwegian court for violations of U.S. securities laws. It may be difficult to compel Pan Fish and its affiliates to subject themselves to a U.S. court's judgement.

No-one is authorised to provide information or approvals on behalf of Pan Fish ASA or the Managers in connection with the transactions described in this Prospectus, unless otherwise set out in the Prospectus. If anyone should nevertheless give such information, they must be regarded as not entitled to do so.

Notices from Pan Fish ASA or the Managers regarding the Prospectus are to be regarded as having been given when published through a notice to the Oslo Stock Exchange.

Unless otherwise indicated, the company's management and/or board of directors are the source of the information set out in the Prospectus. Figures from the accounts that are reproduced have been prepared in accordance with Norwegian generally accepted accounting principles, unless otherwise specified.

Any disputes that might arise regarding this Prospectus are subject to Norwegian law and the exclusive jurisdiction of the Norwegian courts.

Contents

Definitions and glossary

In this document the definitions below have the following meaning, unless the context otherwise requires:

Aquaculture	Fish farming or food production in water to supplement nature's own production of fish and other seafood
Banks	Nordea Bank Norge ASA, Den norske Bank ASA, Sparebanken Møre, Sparebanken Sogn & Fjordane, Sparebanken Vest, Sparebanken Nord-Norge, Sparebanken Midt-Norge and Sparebanken Rogaland
Basis point	One-hundredth of a percentage point
Well boat	A special vessel for the transportation of live fish
DnB Markets	DnB Markets, a section in Den norske Bank ASA
Day-degree	Days multiplied by degrees
ESA	EFTA's monitoring body
EU	The European Union
FAO	The Food and Agriculture Organisation; the UN's food organisation
FHL	The Norwegian Seafood Federation
FNL	The Federation of Norwegian Fishing Industries - it has changed its name to FHL Industry and Export
Feed factor	The relationship between feed input and growth of farmed production
GATT	General Agreement on Tariffs and Trade
Hatchery	A facility where roe are placed for hatching, initial feeding and production to fry
Marine Fish	Fish which have their whole lifecycle in salt water
Pen	An open facility for the production of fish in the sea consisting of a specially shaped net and a float and brace system
NIBOR	Norwegian InterBank Offer Rate; the reference interest rate quoted between Norwegian banks
Secondary offering	The Secondary Offering of up to 6,255,626,461 shares in Pan Fish which is *made to the company's shareholders as at 10 October 2003 and is described* in Section 2 of the Prospectus
NOK	Norwegian kroner
Nordea Securities	Nordea Securities NUF
Pan Fish ASA	Pan Fish ASA; the parent company in the Pan Fish group
Pan Fish or the Pan Fish group	Pan Fish ASA and subsidiaries
Pan Fish Canada	Omega Salmon Group, Orca Shipping and Orca Aquaculture
Pan Fish Faeroes	P/F Vestsalmon and P/F Laksaaling and subsidiaries
Pan Fish North America	Pan Fish Canada and Pan Fish USA
Pan Fish Norway	Pan Fish Norge AS and Pan Fish Sales AS and subsidiaries
Pan Fish Scotland	Lighthouse of Scotland
Pan Fish USA	Cypress Island Inc
Prospectus	This document which contains a description of the increase in share capital for issue to the banks through debt conversion, an offer to other share-holders to purchase shares in Pan Fish and information in accordance with the requirement for prospectuses for shares, together with appendices
Primary processing	Processing of harvested fish in which they are cut into fillets or portions
Round fish	Ungutted fish
Round weight	The weight of ungutted fish

The Refinancing	*The refinancing* which is taking place through conversion of NOK 900 million of the company's bank debt to share capital and a subordinated convertible loan together with the subsequent Secondary Offering to other shareholders which is further described in Section 2.3
The Company	Pan Fish ASA, unless the context otherwise requires
Smolt	Small (salmon) fish which are ready to be placed in the sea for further farming to consumable size
Brood fish	Fish which are used for reproduction
Board	The board of Pan Fish, unless the context otherwise requires
Superior	Fish of the highest quality
The Syndicated Loan	The loan from the Banks to the Company, which, following the debt conversion, amounts to NOK 2 billion with the addition of accrued interest and which is further referred to in Section 4.5 below
The Managers	DnB Markets and Nordea Securities
The Transactions	*The placing to the Banks referred to in Section 2.2.2*, the issue of the subordinated convertible loan referred to in Section 2.3.3 and the Secondary Offering
USD	US dollars
VAP Norway	Norsk Sjømat AS and Seafood Farmers of Norway AS
VAP France	Pan Fish France SA
VP No.	Securities number in VPS
STA	Securities Trading Act of 19 June 1997, no. 79
VPS	The Norwegian Central Registry of Securities
Further processing	See primary processing
WTO	World Trade Organisation
Fry	The stage in the life of fish from hatching to becoming smolt
PLCA	The Public Limited Companies Act of 13 June 1997 no. 45

Responsibility statements

Statement by the Board of Pan Fish ASA

The Prospectus has been prepared with a view to providing shareholders in Pan Fish ASA with the best possible information base for evaluating the Refinancing of the Company which was approved at an Extraordinary General Meeting on 10 October 2003.

The Board of Pan Fish ASA confirms that the information in the Prospectus, as far as the Board is aware, is in conformity with the actual situation and there are no omissions of such a nature as could change the meaning of the Prospectus. Market conditions and future prospects have been evaluated to the Board's best of belief.

Particular attention is drawn to the fact that Mo and Østberg were first elected to the board at the Extraordinary General Meeting on 10 October 2003. Neither Mo nor Østberg have previously held positions or employment in the Company or associated companies and have thus at this time limited knowledge of the Company.

Ålesund / Oslo, 16 October 2003

Gabriel Smith (Chairman)	Arthur Duus	Arnulf Haukeland
Kathrine Mo	Bjørn Simonsen	Claes Østberg

Statement by selling shareholders

The individual bank hereby confirms that it owns and will own the number of shares in Pan Fish ASA that the individual bank will sell in the Secondary Offering. The individual bank further confirms that the relevant bank will transfer the shares the bank is selling free of charges to Den norske Bank, Securities Service which will arrange for transfer to shareholders who purchase shares in the Secondary Offering. Apart from this we make no representations in connection with the Secondary Offering, including but not limited to any form of representations relating to the content of this Prospectus.

Oslo, 16 October 2003

Nordea Bank Norge ASA	Den norske Bank ASA	Sparebanken Møre
Sparebanken Rogaland	Sparebanken Vest	Sparebanken Sogn & Fjordane
Sparebanken Midt-Norge	Sparebanken Nord-Norge	

Managers

DnB Markets and Nordea Securities NUF have, as Managers, in cooperation with the Board and management of Pan Fish, prepared the Prospectus. Preparation has taken place on the basis of available information, including annual reports, business plans, board minutes, legal documentation, market reports and supplementary information from Pan Fish.

The Managers have endeavoured to provide as complete and correct a description of Pan Fish and its subsidiaries as possible. Limited legal and financial due diligence of the group has been undertaken. The law firm Steenstrup Stordrange and the audit firm Ernst & Young have assisted the Managers in the due diligence work. Ernst & Young have undertaken a limited audit of Pan Fish's accounts as at 30.06.2003. The Managers cannot, however, accept any legal or financial responsibility for the

Prospectus being complete and correct or for decisions that are taken on the basis of the information set out in the Prospectus.

DnB Markets is a section in Den norske Bank ASA. As at the date of the Prospectus DnB Holding and subsidiaries own 5,792,625,933 shares in Pan Fish (before the Secondary Offering). As at the date of the Prospectus, Nordea Securities owns 0 shares in Pan Fish and employees in Nordea Securities own a total of 0 shares in Pan Fish. Nordea Securities NUF is in the same ownership group as Nordea Bank Norge ASA, which, as at the date of the Prospectus owns 8,699,400,380 shares (before the Secondary Offering) and a subordinated loan of NOK 95,229,441 which gives a conversion right to 1,904,588,820 shares in Pan Fish.

Oslo, 16 October 2003

DnB Markets Nordea Securities NUF

Kluge Advokatfirma DA

Kluge Advokatfirma DA has acted as legal adviser to Pan Fish ASA in connection with the reduction in capital share issue and raising of the subordinated convertible loan and related matters.

We have reviewed and evaluated the information on legal matters, which are set out in Section 2.2 – *Implementation of the Refinancing.*

We confirm that the resolution on the reduction in share capital from NOK 1,320,090,050 to NOK 105,607,204 through the reduction in the share's par value from NOK 0.50 to NOK 0.04 and the resolution on a subsequent increase in capital by NOK 643,816,447.08, with the addition of a share premium corresponding to NOK 160,954,111.77, as well as the raising of a subordinated convertible loan of NOK 95,229,441, has been validly approved at the General Meeting of Pan Fish ASA on 10 October 2003.

Stavanger, 16 October 2003

Kluge Advokatfirma DA

Steenstrup Stordrange DA

The law firm Steenstrup Stordrange DA has assisted DnB Markets and Nordea Securities NUF in connection with the preparation of the Prospectus. We have reviewed the information that is included in Sections 2,3,5 and 8 of the Prospectus. Based on the information that has been made available to us, these parts of the Prospectus give, in our view, a balanced and adequate presentation of the legal matters referred to. This statement is limited to matters subject to Norwegian law and does not include statements in the Prospectus on accounting, financial, technical or commercial matters and/or evaluations.

Oslo, 16 October 2003

Advokatfirmaet Steenstrup Stordrange DA

Auditor

Ernst & Young AS is the Company's auditor, address: Lars Hillesgate 20A, 5892 Bergen. Ernst & Young AS were elected as the Company's auditor at the Extraodinary General Meeting held on 10 October 2003.

The following audit report is included in the Prospectus:

- Report on limited audit of the balance sheet as at 30.06.2003

KPMG

KPMG has audited the Company's accounts for 2000, 2001 and 2002 and has delivered audit reports without qualifications or observations for 2000 and 2001. The report for 2002 contains observations regarding continued operation and lost equity capital.

The following audit reports are included in the Prospectus:

- Audit report for the financial year 2003
- Audited interim balance sheet as at 30 June 2003 for Pan Fish ASA

1. Summary

About Pan Fish

In future Pan Fish will have its core business in salmon farming. Pan Fish carries on the farming of salmon and trout in Norway, the Faeroes, Scotland, the USA and Canada. Following substantial investments in production capacity and the development of expertise over many years, Pan Fish is today one of the world's leading salmon producers. In 2002 total production of Atlantic salmon at Pan Fish's wholly and partly-owned aquaculture facilities was approximately 100,000 tonnes round weight.

As part of the Company's strategy and objective to increase the degree of processing of the Company's products, Pan Fish has invested, over a long period, substantial sums in its own processing plants. Pan Fish has established a worldwide sales and distribution network, both for its own products and products purchased from others. In total, Pan Fish sold approximately 145,000 tonnes of Atlantic salmon in 2002, corresponding to approximately 14% of total global sales.

A very difficult period for Pan Fish started in 2002. The Company had a very high level of debt that it was unable to service and it became necessary to recapitalise the Company. The refinancing in January 2003 provided a basis for continued operation of the Company. Relationship banks and bondholders contributed to the provision of new equity capital to the Company, partly through conversion of debt and partly through cash payments, while the majority of the outstanding loans were refinanced. A new board was elected and the Board immediately started the process of appointing a new managing director. Atle Eide was appointed on 12 May 2003 and began the process of developing a new business plan for the Company suited to the Company's financial situation and the new Board's strategic assessments.

In the extensive restructuring process that the new management of Pan Fish has commenced, the Company is proceeding on the basis that its future business will be built around the four main geographic areas in its core business, defined as smolt, farming, harvesting, primary processing and sale of self-produced fish. The four areas are Pan Fish Norway, Pan Fish Scotland, Pan Fish Faeroes and Pan Fish North America. This division permits a detailed and focused follow up and optimisation of the different geographic business areas. Pan Fish is also one of Europe's leading producers of smoked salmon. The future inclusion of this business is being evaluated and it is not excluded that over time it will be wholly or partly sold.

Ongoing efforts are being made to find purchasers for those parts of the business which do not form part of the future core business. The companies and assets that belong to this group will be sold as soon as possible. However, it should be noted that the number of purchasers is limited in the current market environment. Disposals will therefore only take place when the Board has identified purchasers who have the necessary financial strength and an acceptable price can be obtained. In parallel, work is proceeding to simplify the corporate structure and improve the efficiency of the remaining core business within smolt production, farming, harvesting, processing and sales. Optimisation of production costs, quality and a close dialogue with the market are critical elements in the future organisation.

Within the Company's core areas the objective is to be the lowest cost producer, at the same time as pursuing a value increasing sales strategy. These improvement measures will take place as fast as possible. It should be emphasised that the group has a very competent workforce within the defined core areas, which shows considerable capacity to implement rapid and significant improvement measures. The new management will therefore create the conditions to give these employees the targets, the freedom and the support which is needed for the operational business to develop positively in the future. Measures have also been commenced to invest in the further development of this expertise.

The Board of Pan Fish has decided to move the geographic location of the group management to Stavanger. The new group management will have overall responsibility for following up core and non-core business. The management will devote considerable resources to implementing the necessary cost restructuring and capital rationalisation of the group in addition to further development of business systems and strategy.

In connection with the refinancing in January 2003, the new Board pointed out that the financial position of Pan Fish was to a considerable extent dependent on the development in the price of farmed salmon and that, in the light of this and other risk factors, no guarantee could be given that the refinancing was sufficient. An extensive review of the balance sheets at the end of 2002 and the second quarter of 2003 disclosed that a number of the Company's assets were substantially over-valued.

Background to the Refinancing

An extensive review and evaluation of the Company's total business initiated by the Board that was elected on 10 January 2003 resulted in a new business plan for the Company and led to further write-downs and provisions, both in connection with the annual accounts for 2002 and in connection with the publication of the accounts for the first half of 2003. This resulted in the Company having a negative book equity capital of approximately NOK 417 million. A new refinancing was therefore necessary to strengthen the Company's solvency and liquidity so that it could regain competitiveness and realise its strategic goals. Through a demanding but close and constructive co-operation with the Company's bank syndicate, Pan Fish has been successful in negotiating an acceptable refinancing of the group. This requires, however, that a salmon price is obtained which is significantly above the level experienced in Europe over the last 12 months.

Transaction terms for the Secondary Offering

Amount of secondary offering:	Up to NOK 312,781,323 divided into 6,255,626,461 shares.
Purchase right:	1 one share gives the right to purchase 6.8177 new shares
Purchase price:	NOK 0.05 per share
Purchase period:	From and including 20 October to and including 3 November 2003.
Purchase offices:	DnB Markets and Nordea Securities
Allotment:	10 November 2003
Payment deadline:	13 November 2003

Main financial figures

The summary below sets out the main figures for the Pan Fish group's accounts for the years 2000, 2001 and 2003, together with interim figures for the second quarter and first half-year of 2003 and 2002.

From the profit and loss account:

Amounts in NOK million	**2nd qter. 2003**	**2nd qter. 2002**	**1st half-year 2003**	**1st half-year 2002**	**2002**	**2001**	**2000**
Operating revenues	998.5	1 314.4	1 858.3	2 717.6	4 595.3	5 592.4	4 742.5
Write-down of fixed assets	808.3		808.3		493.9		
Operating result	**-1 135.3**	**-134.0**	**-1 166.2**	**-190.8**	**-1 476.9**	**143.9**	**733.1**
Total financial items	-433.1	-114.3	-502.0	-224.7	-1 203.0	217.9	10.1
Pre tax profit	**-1 568.4**	**-248.3**	**-1 668.2**	**-415.4**	**-2 679.9**	**361.8**	**743.2**
Tax	13.6	-70.3	16.5	-105.5	-383.9	107.5	209.6
Net profit	**-1 581.9**	**-178.0**	**-1 684.7**	**-310.0**	**-2 295.9**	**254.3**	**533.6**

From the balance sheet:

Amounts in NOK million	30.06.03	30.06.02	31.12.02	31.12.01	31.12.00
Fixed assets	2 689.9	5 112.5	3 600.5	5 343.7	3 567.3
Current assets	1 835.0	2 574.4	1 985.0	2 990.0	2 580.1
Total assets	**4 524.9**	**7 689.9**	**5 585.0**	**8 333.7**	**6 147.4**
Equity	-417.4	1 137.6	-810.0	1 169.3	842.3
Long term liabilities	3 633.6	4 372.5	4 151.9	4 748.3	3 802.9
Short term liabilities	1 308.7	2 176.9	2 243.2	2 416.1	1 502.2
Total equity and liabilities	**4 524.9**	**7 686.9**	**5 585.0**	**8 333.7**	**6 147.4**

For further information reference is made to Section 4.

Market conditions

Demand for farmed salmon has increased in recent years by approximately 12% annually (average for the last 7 years) on a worldwide basis. Growth in the latest years has, however, been somewhat lower. The market for farmed salmon is differentiated between regions and there are differences in price formation. As the Company sees it, there is no clear world market for farmed salmon in existence today. It considers that there are two, perhaps three, partly independent markets with regard to price/demand: the USA, Europe and South East Asia. Price formation in 2003 emphasises this as there have been very high prices in the USA at the same time as prices in Europe have been at record lows.

During the last couple of years prices in Europe have been low and producers that serve this region, mainly Norway and the UK, have been affected by negative profitability and, recently, also bankruptcies. In the USA prices have been good. Chilean producers have, largely due to lower investments and higher equity, achieved slightly lower costs than, for example, Norwegian farmers. This, combined with high prices in the USA, has given Chilean farmers acceptable profitability on sales to their main market, the USA. Many producers in North America, including Pan Fish, have struggled and continue to struggle with disease and parasites and have therefore had negative results in spite of good prices. The Company considers that production in North America has now been significantly reduced, which could give the Chilean producers an opening to supply greater quantities. Due to problems with disease and parasites, Pan Fish North America produces much lower volumes than it has capacity for, with resulting high costs.

Pan Fish has its production in Europe and in North America. Prices in Europe have risen considerably from the low experienced by the industry in the summer of 2003 and many producers are earning money at today's price levels (early October 2003). Many participants and analysts believe that prices will rise further in future. It should be emphasised that the development in prices is very difficult to predict and is subject to considerable uncertainty.

In order to succeed in achieving profitability and be able to service its loans, Pan Fish is dependent on a further rise in salmon prices in Europe, in addition to a considerable improvement in the disease situation in North America. Reference is made here to Sections 6 and 7 for a further description of the situation.

Risk

The Board of Pan Fish is of the opinion that the Company has established through the Refinancing a tight but defensible capital structure, and has obtained access to sufficient liquidity in relation to the Company's expected development. Pan Fish will, however, even after the Refinancing be a company with a high level of debt and a limited capacity to withstand significant negative deviations of a biological or financial nature.

Pan Fish's economic and financial development depend to a considerable extent on the development in the price of farmed salmon, which historically has been subject to large fluctuations. In addition, the Company has experienced, particularly in 2002, considerable disease and quality problems on farmed fish, particularly in the Canadian aquaculture business.

These problems have still not been overcome. Pan Fish's decisions relating to good animal husbandry, investment in a new smolt facility and new packing station, mean that the Company is optimistic with regard to solving these problems in Canada. Long term sustainable growth is, however, also dependent on the authorities approving an IHN vaccine. Such approval is outside the Company's control.

Against this background and in the light of the other risk factors and uncertainties which are described in the Prospectus, the Board would point out that an investment in Pan Fish shares will, even after the Refinancing, be associated with uncertainty and risk.

2. The Refinancing and Secondary Offering

2.1. Background and purpose

The board which was elected on 10 January 2003 pointed out that no guarantee could be given that the refinancing which was carried out in January 2003 was sufficient and gave notice of an extensive review and evaluation of the Company's total activities, including the Pan Fish group's business areas, strategy, organisational matters and accounts.

This review resulted in a new business plan for the Company suited to its financial situation and the Board's strategic assessments and involved further write-downs and provisions, both in connection with the annual accounts for 2002 and the publication of the accounts for the first half of 2003. A number of the Company's assets were over-valued. As at 30 June 2003 the Company therefore had negative equity capital of NOK 417.4 million and was dependent on a new refinancing of the group. In order to sufficiently strengthen equity capital, it was thus necessary to convert parts of the Company's debt to the banks to equity capital

The aim of the refinancing measures has been to strengthen the Company's solvency and liquidity so that it will be able to regain competitiveness and achieve its strategic goals. Through a demanding but close and constructive co-operation with the banks, Pan Fish has been able to negotiate a tight but defensible agreement on the Refinancing of the group.

The Board entered into the Refinancing agreement between the Company and the Banks on 30 September 2003 and called an Extraordinary General Meeting on 26 September 2003 to approve the necessary resolutions in connection with the Refinancing. The Company's Extraordinary General Meeting on 10 October 2003 approved the resolutions that were necessary to implement the Refinancing.

Pan Fish has been in a very serious financial situation and continued operation has been dependent on a satisfactory refinancing. The extensive restructuring process the new management has commenced has already given positive operational results. The equity of Pan Fish after the Refinancing must be evaluated in the context of the substantial write-downs and provisions that have been made.

The Refinancing contains the following main elements:

- The share capital is to be written down based on an audited interim balance sheet as at 30.06.03 through a reduction of the par value of the shares from NOK 0.50 to NOK 0.04 per share. The amount of the reduction will be applied in covering losses.

- A conversion of NOK 899,999,999.85 of debt to the Banks, of which NOK 804,770,558.85 is to be converted to share capital at a subscription price of NOK 0.05 per share and NOK 95,229,441 is to be converted to a subordinated convertible loan which is convertible to shares at a price of NOK 0.05 per share.

- Equal treatment of existing shareholders will be secured through a secondary sale by the Banks of up to 6,255,626,461 shares to other shareholders as at 10 October 2003.

- The Company will be secured liquidity through the sale of non-core assets in that the Banks accept that parts of the sales proceeds, which, in accordance with the loan agreements with the Banks, should be used to pay down debt, may be used instead to finance operations. Large parts of the necessary liquidity will be provided through the sale of Pan Pelagic.

- The Company's existing loan agreements with the bank syndicate have been renegotiated.

The Board is of the opinion that the Company, through the Rrefinancing, will establish an acceptable capital structure and will obtain sufficient liquidity in relation to the Company's expected development. It is further the Board's opinion that in a market characterised by higher salmon prices,

Pan Fish's competitive position has been strengthened and the Refinancing means that the Company is posed to once again be a leading and profitable company.

2.2. Implementation of the Refinancing

The agreement on the Refinancing was signed between the Company and the Banks on 30 September 2003 with approval of the necessary resolutions in the Company's Extraordinary General Meeting on 10 October 2003.

Set out below is a summary of the Refinancing. The Secondary Offering is described in Section 2.3 below.

2.2.1 Write-down of the Company's share capital

At the Company's Extraordinary General Meeting on 10 October 2003, it was resolved to write down the Company's share capital from NOK 1,320,090,050 to NOK 105,607,204 through changing the shares' par value from NOK 0.50 to NOK 0.04 per share. The amount of the write-down will be applied to cover losses which cannot be covered otherwise and can thus be implemented without notice to creditors.

2.2.2 Increase in share capital through placing to Banks against the set-off of debt

At the General Meeting on 10 October 2003 the Company's share capital was increased by NOK 643,816,447.08 through new subscription of 16,095,411,177 new shares each of NOK 0.04 par value at a subscription price of NOK 0.05 per share. The issue was made to the Banks and was subscribed through the set-off of a total of NOK 804,770,558.85 of the Company's debt to the Banks. The premium, after deducting the costs of the Transactions, is to be added to the Company's share premium reserve. The subscription price of NOK 0.05 per share was based on negotiations between the Banks and the Company. The parties have in this connection taken account of the fact that the Company at the relevant time had negative equity capital of approximately NOK 417 million and also taken account of potential additional values which exist in the Company.

2.2.3 Issue of subordinated convertible loan against set-off of debt

At the Company's Extraordinary General Meeting it was also resolved to issue a new subordinated convertible loan of NOK 95,229,441. The loan was subscribed at the General Meeting by Nordea Bank Norge AS ("Nordea") through setting off a total of NOK 95,229,441 of the bank's share of the Syndicated Loan. The conversion price on conversion of the loan to shares will be the same as the issue referred to in Section 2.2.2 above, i.e. NOK 0.05 per share. The agreement on the Refinancing provides that Nordea, after the Secondary Offering and to the extent that the subordinated convertible loan is sufficient, will be obliged to convert a portion of the loan which will mean that Nordea again acquires the number of shares that Nordea is selling through the Secondary Offering.

2.2.4 Secondary Offering to other existing shareholders

The Banks agreed in the Refinancing agreement to undertake a Secondary Offering at the same price as the placing to the Banks referred to Section 2.2.2 and the conversion price of the loan referred to in Section 2.2.3 (i.e. at NOK 0.05 per share) so that shareholders as at 10 October 2003 are given the opportunity to maintain their relative ownership interest prior to the transactions referred to. The Secondary Offering covers up to 6,255,626,461 shares, which correspond to the product of (i) the other shareholders' relative proportion of the shares in the Company prior to the Refinancing and (ii) the number of shares in the issue referred to in Section 2.2.2 and the number of shares that the subordinated loan referred to in Section 2.2.3 can be converted to. The secondary sale is further described in Section 2.3 below.

2.2.5 Issues regarding the obligation on the Banks to make a mandatory offer in connection with refinancing

Since the Banks are undertaking the refinancing to avoid or limit losses on their loan facilities, it follows under Section 4-3 of the STA that the Banks' acquisition of shares through the refinancing will not give rise to an obligation on any of the Banks to make an offer. This has been confirmed by the Oslo Stock Exchange. In connection with the previous refinancing of the Company, the Exchange imposed as a condition, however, that the Bank or Banks which initially obtained an ownership interest of more than 40% either (i) must sell down below 40% within three years of the date on which the obligation to make an offer would have arisen or (ii) make a mandatory offer prior to the expiry of the three year deadline. If the three year deadline should prove to be insufficient for a secondary offering, the relevant Bank or Banks could apply to the Oslo Stock Exchange for an extension of the deadline. Such an application would need to be made to the Exchange no later than four months prior to the expiry of the original three year deadline. The Oslo Stock Exchange has confirmed that the same deadline applies to shares acquired now. Only Nordea Bank Norge AS has passed the 40% limit.

The Oslo Stock Exchange has also confirmed that a subsequent acquisition of shares undertaken to limit losses on the loan facility would be covered by the exemption from the obligation to make an offer under Section 4-3 of the STA.

2.2.6 Shareholder agreement between Nordea Bank Norge ASA and Den norske Bank ASA

In connection with the previous refinancing of the Company Nordea Bank Norge ASA and Den norske Bank ASA entered into, a shareholder agreement which covered the shares in Pan Fish the two banks acquired through the earlier refinancing (i.e. a total of 1,722,625,628 shares). The parties have, in connection with the Refinancing, agreed that the shareholder agreement should also cover the shares the parties acquire in connection with Refinancing (i.e. that the shareholder agreement should cover a total of 14,492,026,313 shares prior to the Secondary Offering) and the shares Nordea has to acquire through conversion of the subordinated loan referred to in Section 2.2.3 above. The agreement contains, among other things, a provision that the two banks will not dispose of any shares during 2003, unless (i) the other party approves or (ii) such disposal should contrary to expectations be necessary to avoid an obligation to make a mandatory offer. The agreement also contains provisions on co-sale rights for the other bank if one of the banks should dispose of its shares in 2004. In accordance with the shareholder agreement, the two banks will consult each other before future board elections, but the agreement provides that the parties shall be free to vote for whom they choose at future general meetings. The agreement terminates automatically when (i) the two banks in total own less than 33% of the shares in the Company, or (ii) three years have passed since the agreement was signed. The agreement was signed on 9 January 2003, while the supplemental agreement was signed on 9 October 2003.

2.3. Secondary Offering to existing shareholders

2.3.1 Shareholders entitled

The Banks undertook to Pan Fish in the Refinancing agreement to offer to the shareholders in the Company as at 10 October 2003 the number of shares that the individual shareholder would have been able to subscribe if the issue referred to in Section 2.2.2 had been carried out as a rights issue. This is to say that the shareholders should be offered shares in the same ratio as they owned shares prior to the placings in Pan Fish. It was further agreed between the Banks and Pan Fish that the number of shares for which the subordinated convertible loan referred to in Section 2.2.3 can be converted shall be included in calculating the number of shares which are to be offered through the Secondary Offering.

6.8177 purchase rights will be issued for each share owned as at 10 October 2003. One purchase right gives the right to purchase one new share. The purchase rights cannot be traded. The individual shareholder is not permitted to purchase more shares than the number covered by the relevant person's purchase right(s). The shares which are offered in the Secondary Offering but not sold will thus be retained by the Banks.

2.3.2 Determination of the purchase price

The purchase price has been set at NOK 0.05 per share. This is the same price as the subscription price for the shares which were subscribed in the placing to the Banks approved at the Extraordinary General Meeting on 10 October 2003 and the conversion price for the subordinated loan referred to in Section 2.2.3 above.

2.3.3 Purchase rights
The shares were quoted exclusive of purchase rights from and including 13 October 2003. Purchase rights will be entered in the purchase right register in VPS. Registration of the rights on the individual shareholder's VPS account is expected to take place on 16 October. The purchase rights must be used for purchases in the sale period, since they will have no value after the expiry of the sale period.

2.3.4 Sale period
Sale period is from and including 20 October to and including 4pm Norwegian time on 3 November 2003. Purchase will take place through delivering a correctly completing purchase form to the sale office during the sale period.

2.3.5 Sale offices
Sale offices for the Secondary Offering are:

DnB Markets	Nordea Securities
Stranden 49,	Middelthuns gate 17
Aker Brygge	PO Box 1099 Sentrum
NO-0021 Oslo	NO-0104 Oslo
Tel.: +47 22 94 88 80	Tel.: +47 22 48 69 05
Fax: +47 22 83 20 00	Fax: +47 22 69 05 09

2.3.6 Allotment
Notices of allotment will be despatched around 10 November 2003. Only shares which are supported by purchase rights will be allotted.

2.3.7 Payment for allotted shares
On ordering, the individual purchaser in the Secondary Offering must give DnB Securities Service a one-time authorisation to debit a specified bank account for the amount the purchaser is allotted. The account will be debited around 13 November 2003. If there are insufficient funds on the specified bank account on the date of debit, or if it is not possible to debit the specified account for the amount the purchaser has undertaken to pay, the shares allotted will not be issued before payment is made. In the event of delayed or insufficient payment, interest will accrue at the rate of 12% p.a. in accordance with the Act regarding interest on late payment. In the event of delayed or insufficient payment, the managers and the banks furthermore reserve the right to cancel the purchase and/or sell the shares allotted for the purchaser's account and risk and require the loss, together with default interest, to be covered by the orderer.

2.3.8 Rights attaching to the shares which are sold
The shares which are sold will be fully entitled to a dividend for the 2003 financial year and will otherwise give the purchasers equal rights with the remaining shares in the Company from the date the shares which are sold are registered on the individual's VPS account. Transfer of the shares that are purchased may first take place once they have been paid for and registered on the shareholder's account in VPS.

2.3.9 Expenses
Expenses in connection with the placing and issue of the subordinated convertible loan in accordance with the Refinancing and Secondary Offering (together referred to as the "Transactions") are to be covered by the Company and are expected to amount in total to approximately NOK 19.2 million, corresponding to approximately 2.1% of the issue proceeds and are made up as follows:

- Management fee and sales commission of approximately NOK 12,000,000.
- Fee to Steenstrup Stordrange, which is not expected to exceed NOK 1,150,000 based on time spent and the normal market price for such services.
- Fee to advokatfirmaet Kluge which is not expected to exceed NOK 400,000 based on time spent and the normal market price for such services.
- Fee to Thommessen Krefting Greve Lund AS which is not expected to exceed NOK 950,000 based on time spent and the normal market price for such services.

- Fee to the audit firm Ernst & Young which is not expected to exceed NOK 1,800,000 based on the time spent and normal market price for such services.
- Fee to the audit firm KPMG which is not expected to exceed NOK 1,165,000 based on time spent and the normal market price for such services.
- Other directly relatable expenses, which include expenses for printing, despatch, announcements, VPS, prospectus fee to the Oslo Stock Exchange etc are estimated to amount to approximately NOK 1,700,000.

2.3.10 Managers

The Managers of the Tansactions are DnB Markets and Nordea Securities.

2.3.11 Account manager, issuer and securities number

The Company's shares are listed on the Oslo Stock Exchange under ticker code PAN. 10,000 shares constitute a Stock Exchange trading block in Pan Fish. The Company's shares are registered in VPS. The Company's securities number is ISIN NO 000 3054108. The Company's account manager is Den norske Bank, Securities Service.

2.3.12 Other information

The Company's address:
Pan Fish ASA
Maskinveien 32
6000 Stavanger
Norway

Tel.: +47 70 11 61 00
Fax: +47 70 11 61 61

Any document that this Prospectus refers to is available at the Company's office. The Company's organisation number is NO 964 118 191. The Company is a public limited company and is subject to Norwegian law.

3. Pan Fish

3.1. Business concept goals and strategy

Pan Fish will be refocused as a leading global aquaculture group with a continued listing on the Oslo Stock Exchange. A focused and efficient aquaculture group will be able to participate in the further restructuring of the global aquaculture industry.

Vision
Supply the world with quality salmon at low cost.

Business concept
Pan Fish will be among the world's most efficient producers, distributors and marketers of salmon species and related processed products. The Company will be present, through its own operations or through partners, in important production and market areas. Pan Fish will be one of the leading global participants in the sector. The Company's goal to create the best shareholder value in the sector and be an attractive and challenging workplace. Customer groups will be professional buyers with exacting requirements as to cost, quality and delivery reliability.

Goals and strategy
Pan Fish will, as rapidly as possible, be refocused as a leading global aquaculture group. This means that all other businesses will be defined as non-core and will be disposed of.

The Company's core business is undergoing an extensive restructuring. This is founded on a focus on cost-efficient operation and market-related quality and the goal is to generate the earnings that will provide shareholders with a satisfactory development in value over time.

Critical success factors
Pan Fish aims to be best in the most important areas of the overall value chain "from egg to fork". The objective of such a focus is that the Company should be best in class at that which is most critical for profitability and customer satisfaction. These are areas which will contribute to changing the corporate culture back to one which is practical, operational, down-to-earth and market oriented.

Focus areas
- Internal information to ensure that all employees are familiar with the goals and strategies and thus what they are expected to contribute
- Establishing benchmarks against the two/three best within each area and defining the goals necessary to join them by the end of 2004 and be best in class by the end of 2005 in the following areas:
  - Matters related to biology and fish health
  - Feed factor and growth
  - Quality measured in relation to customer specified requirements and in relation to the proportion of Superior grade where this is relevant (price per kilo of gutted fish delivered to the market)

The Company's objective is to be the lowest cost producer at the same time as concentrating on a value-increasing sales strategy. By value-increasing sales strategy is meant a greater element of long-term partnerships with selected customers so that quality in the widest sense can be measured against the requirements of these customers and more optimal logistics can be established. It is anticipated that such a close relationship to the market will give a higher return over time.

Core expertise and organisation
The Pan Fish group will be organised with a focus on the operational business and with a small group management. The group management will be particularly visible and adapted to the new operating

model. Control over production factors, including fish health/biology, is a high priority area. Targeted delegation and strict monitoring of local activities will be the basis for future operations.

Internal expertise will be mapped and development, recruitment and closure programmes will be implemented to ensure that the necessary expertise and correct focus is established at all levels in relation to the critical success factors outlined above.

Short-term focus
The areas of short-term focus for the Pan Fish group will be:

Cost efficiency
Pan Fish is in the process of implementing considerable operational improvements. Cost efficiency will give the Company a position among the most efficient farmers in all regions where the Company is present. Improvement measures will be implemented throughout the value chain: smolt, farming, further processing, sales and logistics. The Company's ambition by the end of 2005 is to be among the world's most efficient farmers.

It must emphasised that reducing costs in aquaculture is a demanding process and is only possible through targeted measures over time. This relates to the fact that the fish that is today in the sea is largely past the point where production costs can be significantly reduced. The potential lies in the smolt which will be placed in the sea this year and next and will materialise in the profit and loss account when the fish is harvested after 12 to 18 months. The effect on liquidity of more cost-efficient operation will come earlier however. This of course does not prevent the Company from starting improvement measures relating to the fish that are in production today.

Balance sheet reduction
All activities and assets that lie outside what has been defined as the core business will be sold.

1. Completed or commenced disposals
Work has already been completed or commenced on selling the Company's holdings in the following businesses:

- Pan Pelagic (part of the business)
- Vikenco group
- VAP Norway
- VAP France
- Pan Fish Chile
- Olsen Skarholmen and Laksen Eiendom

The above businesses and assets are further described in Sections 3.5 and 3.6.

An agreement on the sale of Pan Pelagic has been entered into and heads of agreement have also been signed on the sale of the Vikenco Group and VAP Norway. Sales of the other businesses and assets referred to above will be given priority in future.

2. Other businesses and assets which are to be sold:
The holdings in Austevoll Havfiske and the fishing vessels are minority interests and in practice it is difficult to sell these interests to others than the majority owners. Sales of these assets may take time.

The Company will sell its head office in Ålesund as quickly as possible if a satisfactory price can be obtained. The Company also owns other minor assets that are not necessary for day-to-day operation. All these will be sold. The assets are largely financed directly through loans outside the Banks (the head office in Grimmergata 5) and leasing. The sales will not therefore provide the Company with free liquidity but will contribute to reducing balance sheet debt.

3.2. History

Pan Fish ASA, formerly Pan Fish Holding AS, was incorporated in 1992. In the same year Pan Fish acquired interests in a number of Norwegian and Canadian aquaculture companies. Through a merger of the activities of four Canadian aquaculture companies, the company Pan Fish Canada was established in 1994. Pan Fish's interest in Pan Fish Canada at this point was 65%. Pan Fish's first step towards downstream integration was taken with the establishment of Alpha Processing Ltd. Through establishing this company Pan Fish / Pan Fish Canada secured control over the harvesting process of fish it produced in Canada.

In 1995 Pan Fish made its first share issue in which external financial investors became shareholders. Through the issue, Pan Fish raised approximately NOK 48 million of new equity capital. The holding in Pan Fish Canada was increased to 80%. In 1995 the company changed its name from Pan Fish Holding AS to Pan Fish ASA.

In 1996 Pan Fish made a number of company acquisitions which provided the Company with increased capacity in its aquaculture business. These included, among others, Torvikfisk AS, OK-Fisk AS and Herøy Fiskefarm in Norway and the fully integrated aquaculture company Lighthouse of Scotland Ltd in Scotland. Pan Fish also established its own sales function in Norway through the company Pan Fish Sales AS. Through Pan Fish Sales, its own sales offices were established in Reading (UK), Seattle (USA) and Vancouver (Canada), in addition to airfreight companies in Vancouver and Amsterdam (Netherlands).

In 1997 Pan Fish continued its expansion strategy through further acquisitions. These included aquaculture companies in Norway, Scotland and Canada, the processing companies Norsk Sjømat AS and Saumon P. Chevance (French salmon smokery) and a majority interest in the sales company Seafood Products Ltd. At the same time as the Pan Fish share was listed on the Oslo Stock Exchange in 1997, Pan Fish carried out a new issue of approximately NOK 102 million. Pan Fish raised a further NOK 300 million in capital through the issue of a convertible bond loan. In this year, Pan Fish produced approximately 15,000 tonnes of salmon and harvested approximately 12,800 tonnes.

During 1998 Pan Fish in particular developed the Company's sales and distribution network further through acquisitions and the establishment of its own sales offices in Seattle and Boston (USA), Peking (China), Hong Kong and Milan (Italy). In addition, the Company's production capacity in aquaculture in Scotland was increased through further acquisitions. In 1998 Pan Fish's sales increased to NOK 1.3 billion.

In 1999 Pan Fish's Norwegian aquaculture business was completely restructured. Firstly, the Company's then interests in Norwegian aquaculture were disposed of in their entirety. Towards the end of the year Pan Fish then acquired majority holdings in the major Norwegian aquaculture companies Seafood Farmers AS (12 farming licenses) and Norway Seafarms AS (20 licences). Through the latter, Pan Fish also established its own salmon production on the Faeroes. Further acquisitions within Norwegian salmon farming in 1999 included Aukra Seafood AS and Delfa AS. Pan Fish's turnover passed NOK 2 billion with a profit for the year of NOK 97 million.

2000 was a very good year for Pan Fish. Out of sales of approximately NOK 4.7 billion, Pan Fish achieved an annual profit of NOK 499 million. Pan Fish produced 74,000 tonnes of Atlantic salmon and harvested and sold approximately 64,000 tonnes. During the year Pan Fish completed a number of acquisitions of companies and shareholdings in the pelagic sector, which formed the basis for the business in the newly-established subsidiary Pan Pelagic ASA. Pan Fish also established the subsidiary Pan Marine AS to develop farming of marine species (species other than salmon and trout).

With the purchases of the Norwegian aquaculture companies Salmonor AS (9 fish farming licences) and Gjølaks AS (three fish farming licences) in 2001, Pan Fish today owns in total 43.25 fish farming licences in the region from Sognefjorden to Romsdal. In 2001 majority interests in the subsidiaries Pan Pelagic and Pan Marine were demerged through extraordinary dividend payments from Pan Fish. Both Pan Marine and Pan Pelagic raised new equity through rights issues and the Pan Pelagic share was listed on the Oslo Stock Exchange. For various reasons, Pan Fish chose late in 2001 to increase its holding in Pan Pelagic once again, so that Pan Fish became the owner of approximately 99% of the total outstanding shares in Pan Pelagic.

In January 2002 Pan Fish made a share issue which raised the Company gross proceeds of NOK 260 million. 2002 was characterised by low salmon prices and falling profitability in the aquaculture sector. An outbreak of disease followed by fish mortality and low product qualities in Pan Fish's Canadian aquaculture business led to a particularly negative profit development for Pan Fish. Reduced sales opportunities for Norwegian-produced herring fillet led to a negative profit contribution from Pan Pelagic's consumer products area. As a result, among other things, of this development, in the autumn of 2002 Pan Fish disposed of the majority interest in the subsidiary Global Fish. In addition, interests in several purse seiners were sold. Pan Marine went into liquidation in May 2003.

A very difficult period for Pan Fish started in 2002. The Company had a very high level of debt which it was unable to service and a refinancing of the Company became necessary. The refinancing in January 2003 provided a basis for continued operation in the Company. Relationship banks and bondholders contributed to the provision of new equity capital to the Company, partly through conversion of debt and partly through cash payments, together with the refinancing of the remaining loans.

The refinancing agreement contained the following main elements:

- The Company's bond debt was partly (NOK 696 million) converted to share capital in the Company and partly (NOK 78 million) converted to convertible debt.
- The Banks converted NOK 795 million of their loans to the Company to share capital.
- A share issue of NOK 600 million for cash was made to the Banks at a price of NOK 0.50.
- A share issue of up to NOK 200 million at a price of NOK 0.50 per share was made. NOK 1.4 million was subscribed through the issue.
- The remaining part of the Banks' loans were combined in a new main loan to the Company.

A new board was elected at the same general meeting and the board immediately started the process of appointing a new managing director. Atle Eide was appointed on 12 May 2003 and immediately began the development of a new business plan for the Company suited to the Company's financial position and the new Board's strategic vision. See Section 3.1, "Business Concept, Goals and Strategy".

3.3. Company overview

The future business will be built around the four main geographic areas in the Company's core business defined as smolt, farming, harvesting, primary processing and sale of self-produced fish. The four areas are Pan Fish Norway, Pan Fish Scotland, Pan Fish Faeroes and Pan Fish North America. This division permits detailed and focused follow up and optimisation of the different geographic business areas.

PAN FISH CORPORATE STRUCTURE TODAY



Pan Fish ASA
Core business
Outside core business *
Pan Fish Norway
Pan Fish Scotland
Pan Fish Faeroes
Pan Fish North America
Pan Fish Norge AS
Norway Seafarm AS
Møre Settefisk
Olsen Seafood AS
Hauge & Furnes Fiskeindustri AS
Vestkapp Havbruk AS
Herøy Fiskefarm AS
Aukra Seafood AS
Jørgen Vågsholm AS
Pan Fish Sales AS
Pan Fish Sales USA AS
Pan Fish Sales (nc) avd
Pan Logistic BV
Seafood Products Ltd
Kinn Salmon AS
Lighthouse of Scotland
P/F Vestsalmon
Sveipur
P/F Laksaaling**
PF Silaaling
PF Nordaling
PF Nordex
PF Laxa
PF Nordsmolt
Cypress Island Inc, Canada
Omega Salmon Group, USA
Orca Shipping, USA
Orca Aquaculture, USA
Pan Fish Chile SA
Pan Fish Japan LTD
Pan Fish France SA
Atlantic Trading Inc
Grimmergata AS
Norsk Sjømat AS
Seafood Farmers of Norway AS
Vikenco
Sagafisk
Oppdrettslaks AS
Villa Leppefisk AS
Olsen Skarholmen
Laksen Eiendom
Vestlaks Hirtshals

* *The companies are directly or indirectly controlled by Pan Fish ASA*

** *PF Laksaaling owns 1/3 of the shares in Nordaling. Nordaling owns 100% of the shares in PF Laxa, and 50% of Nordsmolt. PF Laksaaling owns 100% of the shares in PF Nordex*

In parallel, efforts are being made to simplify the company structure and increase the efficiency of the continuing core business in smolt, farming, harvesting and sales. The aim is to organise the business within each region in a company which covers the value chain from smolt to sales.

3.4. Core business

Pan Fish has its core business within the farming of salmon and trout. In 2002 the aggregate harvested volume totalled 74,202 tonnes gutted weight divided between Norway, 23,738, Faeroes, 13,861, Scotland, 11,786 and North America, 24,817. The harvested volume in 2003 is expected to total approximately 77,500 tonnes gutted weight divided between Norway, approximately 28,000, Faeroes, approximately 11,400, Scotland, approximately 18,500 and North America, approximately 19,600.

3.4.1 Pan Fish Norway

Pan Fish's aquaculture business in Norway is organised under the wholly owned subsidiary and sub-group Pan Fish Norge AS and is led by Øyvind Tørlen.

Farming – sites and production factors
Pan Fish owns 43.25 normal licences of 12.000 m^3 for the production of salmon and trout in the sea in Norway. The sites where Pan Fish undertakes farm production are grouped in the region from Sognefjorden to Romsdal. Following a possible sale of Vikenco, Pan Fish Norway will possess 37.25 licences.

PAN FISH'S LICENCES TO UNDERTAKE THE FARMING OF SALMON AND TROUT IN NORWAY

Municipality	No of licences	Municipality	No of licences
Sande	2	Fræna*	1
Vanylven	2.25	Gulen	3
Flora	2	Solund	3
Hyllestad	4	Giske	3
Volda	3	Haram	2
Herøy	4	Sandøy	2
Selje	7	Aukra	3
Ørsta	2		
Total			**43.25**

* The Fraena licence was awarded in 2003. The licence fee has been paid but the licence has not been brought into use since the company is in a dialogue with the authorities regarding the conditions attached to the licence.

Based on the feed quota for 2003 of 852 tonnes per licence, Pan Fish's aggregate production capacity in Norway is approximately 27,000 tonnes of gutted salmon with normal feed utilisation. Expected production in 2003 is approximately 28,100 tonnes of salmon and trout gutted weight. Pan Fish has, however, ended trout production in Norway following a risk assessment.

Pan Fish Norway is in process of focusing its operations with regard to the number of packing stations, administration and sales. In this process the company has, among other things, signed heads of agreement on the sale of the Vikenco activities which include five fish farming licences and the rights to the new licence which the company has been awarded and about which discussions are currently taking place with the authorities as to the conditions, a shareholding of 49.9% in Oppdrettslaks AS (which has one licence), a smolt facility with a smolt licence and a packing/processing plant.

Assuming that the heads of agreement regarding Vikenco are implemented through a corresponding final agreement, Pan Fish Norway will own 37.25 licences. Production capacity at the remaining licences based on the current feed quota and normal feed utilisation is estimated at approximately 23,300 tonnes gutted weight. Future production capacity will depend on any production restrictions imposed by the authorities once the feed quota arrangement ends from 2005.

Pan Fish Norway's sites are of good quality, among other things, with regard to important factors such as:

- water circulation (throughflow of 15-35 cm per second)
- water quality (purity and oxygen content)
- depth (varies from 50 to 400 metres depth under pens)
- distance between sites (Pan Fish Norway has greater distances to other farms)
- temperature (seldom warmer than 17°C or colder than 5°C)

Smolt and broodfish
Pan Fish Norway has a strong focus on optimising smolt production in the company. As a result of a strategic decision to discontinue the production of smolt for external sale, four smolt facilities have

been closed down or are in the process of being closed down. The pending sale of Vikenco will further reduce the number of active smolt facilities in Pan Fish Norway by one plant.

The background to Pan Fish Norway working to improve smolt quality is that it is one of the most important factors in determining the biological performance of the generations over the whole lifecycle. The most important measure is to secure the necessary number of smolt so that the largest and best individuals can be sorted in order to achieve the highest possible quality and lowest possible production costs for the fish that are placed in the sea.

Following the restructuring the company will continue to have sufficiently large capacity to service its own requirements for smolt at the 8 facilities which are being continued, which have a production capacity of approximately 10 million smolt annually. Until recently the company produced approximately 5 million smolt annually for external sale. It is possible to upgrade the remaining plants in the future if further capacity should be necessary.

Pan Fish Norway has the necessary brood fish licences to produce itself the eggs that are needed for its smolt production. This gives the company flexibility in that egg production can take place under its own control if desired, even though egg production is currently not part of the company's declared strategy. There are professional suppliers who focus 100% on the development of genetic material and production of high quality eggs, and Pan Fish Norway is proceeding on the basis of mainly using externally produced eggs from specialised producers in future.

Fish health

Pan Fish Norway allows its sites to lie fallow between generations in accordance with the veterinary authorities' requirements, which promotes a good fish health environment. The veterinary authorities' requirements on fallow periods vary slightly between different districts, but are never less than two months. Pan Fish Norway undertakes systematic monitoring for salmon lice in accordance with relevant regulations. In the period 2000-January 2002, Pan Fish Norway had four outbreaks of ISA (in the same geographic area). There have been no outbreaks since January 2002 or in 2003. At the beginning of 2003 a location in Gulen municipality was affected by pancreas disease. This location was harvested in April 2003 and no fish will be placed in the location in 2003 or 2004. The tightening of internal hygiene measures and better monitoring, combined with generally high sea temperatures, appear to have reduced the extent of the sickness in southern Norway. In Norway, IPN is the disease causing the most losses in freshwater production. The disease also affects fish in the sea but seldom after the first summer in the sea. The disease is caused by a virus associated with the normal flora in the water. An outbreak of the disease is therefore considered to be a sign of an imbalance in the fish's environment. In 2001, Pan Fish Norway suffered a substantial loss of fry in the smolt facilities as a result of IPN. A strong focus on water quality and the growth environment has, however, reduced the extent and frequency of the disease to a low level compared with the industry as a whole.

In the sea phase winter sores on fish approaching harvesting are an important cause of downgrading on the harvesting line and consequential loss. The problem is now being attacked strategically with operational improvements as well as strategic co-operation with vaccine producers to increase the effectiveness of available vaccines.

Pan Fish Norway places particular emphasis on preventive measures against disease. Each smolt which is placed in the sea is vaccinated against five different diseases: vibriosis, cold water vibriosis, furunculosis, IPN and winter sore infection. The use of antibiotics is very low in Norway generally. Pan Fish Norway is below the average for the country as a whole.

Packing stations

Pan Fish Norway today owns 3 packing stations:

- Jørgen Vågsholm – capacity of approximately 40,000 fish per day
- Olsen Skarholmen – capacity of approximately 10,000 fish per day
- Vikenco – capacity of approximately 7,000 fish per day

Pan Fish Norway will in future only have one packing station, the new plant in Herøy which is owned by the subsidiary, Jørgen Vågsholm AS, and which in 2004 will be merged into Pan Fish Norway. This plant is one of the largest and without doubt the most modern packing stations for salmon and trout in the world. The facility was completed in May 2003 and has since then undertaken operational optimisation with daily production runs. The packing station has a harvesting capacity of approximately 40,000 fish per shift. Substantial freezing capacity of up to 100 tonnes per day has been established.

No filleting lines have yet been established at the packing station. However equipment for such production has been acquired and preparations have already been made in the form of available floor space and infrastructure. If it is decided to establish a filleting line at the packing station this could be done relatively quickly and with limited investment. The plant has more than enough capacity to service the whole of Pan Fish Norway's production. In addition, the plant has capacity to handle large volumes of fish for other producers. Pan Fish Norway expects to achieve cost and quality advantages from the new packing station.

The two other packing stations are not included in Pan Fish Norway's future strategy and will be sold or closed.

Sales

Sales of the fish that Pan Fish produces in Norway take place through its own sales organisation. At the moment this is formally organised in a separate company, Pan Fish Sales AS, but a merger process has been commenced which will involve farming and sales being located in the same juridical entity. Operationally the sales function is already an integrated part of the total Pan Fish Norway organisation and is located together with the administrative management of Pan Fish Norway in Ålesund. The sales department consists of highly qualified personnel with long experience from the industry. The company considers it to be an important resource to have this integrated in the organisation.

3.4.2 Pan Fish Faeroes

The activities in the Faeroes were restructured in the second quarter of 2003 with regard to ownership, financial structure and management structure.

Pan Fish Faeroes (Laksaaling group) consists of 2 smolt facilities with a production capacity of 2.8 million smolt and 3 aquaculture companies with a production of 9,000 tonnes (round weight). In addition, Pan Fish owns 67% of the processing and sales company Vestsalmon.

The aquaculture companies P/F Silaaling and P/F Laksaaling are to be merged to simplify the company's structure and to reduce administration costs.

Farming – sites and production conditions

The company's 6 sites are in Haldarsvik, Veggarnes and Oydnarfjørdur. In total 13 employees manage production which in future will be between 8 and 9,000 tonnes. The most important factor for future production improvements is the investment in Laxa in 2001 and 2002. The investment will give better smolt quality, lower costs and larger smolt with a consequential shorter time in the sea. In addition to improved smolt quality the management introduced a new feeding system in the second quarter of 2003.

Smolt

P/F Laxa is a very modern smolt facility located in Oydnarfjordur. The facility can, with the help of water recirculation, produce 200+ gram smolt which will reduce the time in the sea by up to 4 months. The smolt plant has production capacity of 2 million smolt and has been operational for one year.

P/F Nordsmolt is a traditional smolt facility located on the north-east side of Eusturoy, owned 50% by P/F Nordaaling and 50% by P/F Havsbrun. The facility has a production capacity of 800,000 smolt. The Pan Fish group is endeavouring to sell its 50% interest in this facility.

Fish health
The aquaculture industry in the Faeroes has had considerable losses in recent years due to infectious salmon anaemia (ISA). An outbreak of ISA represents the greatest risk of loss in Faeroes aquaculture today. Losses relate to breaks in production and premature harvesting of fish at the affected location. Pan Fish Faeroes has had ISA outbreaks in 2002 and 2003 at the facilities on Sudarøy and in Øydnafjord. Pan Fish Faeroes has taken important steps to reduce the risk exposure in the Faeroes, not least through a reorganisation of ownership and its total engagement. Extended and synchronised fallow regimes for the industry as a whole are now being implemented.

Pan Fish Faeroes has now positioned itself as a leading smolt producer. The company has also undertaken thorough reviews of operational measures to reduce the risk of outbreaks. An improved smolt quality, together with a reduced exposure period by placing out larger smolt, are among the main measures against ISA. By increasing smolt size from 50 to 200 grams the production period in the sea is reduced by up to 4 months. It has proved to be difficult to obtain locally in the Faeroes eggs which are free of latent BKD infection. The company has therefore imported eggs from Iceland and will also import eggs from Norway provided the authorities permit it. Pan Fish Faeroes follows the same vaccination and medication strategy as Pan Fish Norway.

Packing station and sales
P/F Vestsalmon: The processing plant is located in Kollafjordur. Vestsalmon consists of a processing plant and a sales organisation that sells fish for Pan Fish and Vestlax, which is the co-owner of P/F Vestsalmon. Vestsalmon also provides management services to Pan Fish in the Faeroes, together with the company's partner, P/F Vestlax group. Vestsalmon owns 100% of the polystyrene crate manufacturer, P/F Sveipur in Torshavn and the processing company AS Vestlax Hirtshals in Denmark.

3.4.3 Pan Fish Scotland

Pan Fish's aquaculture business in Scotland is organised under the wholly owned subsidiary and subgroup Lighthouse of Scotland Limited ("Lighthouse"). Lighthouse is headed by Iain Sommerville.

In 2002 the Lighthouse businesses took over the Scottish aquaculture producer, Highland Fish Farmers Ltd ("Highland"). The agreement, which was entered into with effect from March 2002, involved Lighthouse acquiring Highland's stocks of fish in the sea (2001 G) and smolt for placing out in the spring of 2002. In addition, Lighthouse will lease and operate Highland's sites and marine aquaculture facilities, together with their freshwater facilities for smolt production until 2008. Lighthouse also has the right to ultimately acquire Highland's business prior to the expiry of the lease agreement.

The takeover of Highland's business involves several advantages for Lighthouse. The increased production capacity contributes to securing Lighthouse's position as a major aquaculture producer in Scotland/UK. In a market context it is correspondingly important that Highland's production complements the production of Lighthouse, and the company can now offer customers its own produced fish around the year. For various reasons Lighthouse's production at its own sites has mainly been based on the release of smolt during the autumn (zero year olds). This has meant that Lighthouse has been unable to deliver from the end of harvesting of one generation in August until the harvesting of the next generation of zero year olds commences in December. The takeover of Highland also enables Lighthouse to lay fallow an entire fjord system at the same time, which significantly reduces the risk of disease.

Farming – sites and production conditions
Lighthouse, including Highland, has permission to undertake aquaculture at 35 sites. The sites are grouped on Loch Fyne, the Kyles of Bute and the Isle of Mull, which lie on the west coast of Scotland, north-west of Glasgow. Highland's sites are grouped in two areas on the north coast of Scotland. The total production volume based on the operating licences which Lighthouse has for its sites is between 18,000 and 20,000 tonnes round weight, dependent on the operational arrangements for the different generations. Given the practice that Lighthouse is following with regard to fallow periods and

production controls in other respects, annual production will in future be around 18,000 tonnes round weight. This includes the volumes from Highland.

In the autumn of 2002 there were particularly favourable aquaculture conditions in Scotland. Lighthouse achieved a good biological result with high growth and low mortality. Lighthouse therefore expects to harvest approximately 18,500 tonnes gutted weight in 2003 against approximately 12,000 tonnes gutted weight in 2002. Production was 20,142 tonnes round weight in 2002 and is expected to be approximately 17,700 tonnes round weight in 2003. This is due to the fact that Pan Fish has decided to reduce production through a reduction in smolt release, which will lead to a lower harvesting volume in 2004. Within the existing operating consents and with the current production capacity in the sea, Lighthouse expects over time to have an annual output of around 16,500 tonnes gutted weight.

Based on the applications submitted for the award of licences both for new sites and the expansion of existing operating licences, Lighthouse has a goal in the medium to long term of increasing its production capacity to around 20,000 tonnes round weight in the areas where the company today has its original activity. These, however, are applications which the company cannot, with any certainty, say that it will obtain. Production growth will only take place if the market for salmon continues to grow and on condition that the company has satisfactory liquidity and solvency.

Smolt

Lighthouse normally places out 3.5 to 4 million smolt annually. Until the takeover of Highland's freshwater sites, Lighthouse had no smolt production of its own. Highland produces approximately 1.6 million smolt annually. A small investment in the facility will enable Lighthouse to increase smolt production to in excess of 2 million smolt. The number of smolt the company needs, which it does not produce itself, is purchased through long-term agreements with external producers in Scotland.

Fish health

Lighthouse has generally had very good fish health with very limited losses in the sea phase. Infectious pancreatic necrosis (IPN) has, together with salmon lice, represented the greatest problems. In Scotland no vaccines with an effective IPN component are available, as is the case in Norway and the Faeroes. The company is working together with pharmaceutical manufactures to obtain approval for more comprehensive vaccines.

Packing station

Lighthouse owns and operates its own packing station in Cairndow in the inner reaches of Loch Fyne. It is planned to upgrade the facility in 2004, which will make Lighthouse self-sufficient with regard to packing capacity in the future. There is today limited packing capacity in Scotland. The company therefore plans to sell some capacity to other producers. The packing station today has production capacity of approximately 12,250 tonnes annually, which, with limited investment, will be increased to approximately 20,000 tonnes.

Sales

Lighthouse sells through its own sales department, which, until now, has been organised in a separate limited company, Pan Fish Sales UK. This company will be merged with Lighthouse. Lighthouse sells freshly harvested salmon to distributors, wholesalers and supermarkets in the British home market. Approximately 40% of production is sold in export markets and then mainly to the EU, USA and Japan.

Lighthouse's market position in the UK is particularly well established. As a result of extensive marketing and customer contact over a long period the company has built up strong relationships with large smokeries, distributors and supermarkets in the UK and the Continent. These are demanding customers in that they require traceability (full documentation over where the fish has been farmed, what type of feed the fish has received and other production data) and stability as to deliveries, quality and freshness.

Based on these strong customer relationships, the sales activity of Lighthouse is well integrated with the company's aquaculture production. Production and harvesting is planned to meet customers' requirements. Lighthouse has found that it has been an advantage to reduce its market risk through close co-operation with its customers.

3.4.4 Pan Fish North America

Pan Fish's aquaculture businesses in Canada and the USA is organised under the wholly owned subsidiaries and subgroups Omega Salmon Group Ltd ("Pan Fish Canada") and Cypress Island Inc ("Pan Fish USA"). Keith Bullough is the head of Pan Fish's aquaculture business in North America.

Pan Fish Canada (Omega Salmon Group)

Farming – sites and production conditions

Pan Fish Canada has a total of 32 fish farming licences (converted to Norwegian licence measurements) divided between 20 farming areas/sites: 10 operating areas in Port Hardy and 10 operating areas in the Campbell River districts. Pan Fish Canada now has only 7 areas in operation due to the outbreak of IHN (see Section 7.3 "Operating Risk") in the period 2001-2003. Pan Fish Canada today has two remaining sites with IHN infected biomass. These sites (in Port Hardy) will be harvested in early 2004. Pan Fish Canada has 4 sites in operation in the Campbell River, one of them contains 2002 generation biomass which will be harvested in 2004. The remaining sites in the Campbell River area produce only 2003 generation fish. Historically, Pan Fish Canada's sites have been very favourable with low costs and a high proportion of Superior quality. During the last two years IHN has led to very high production costs and Kudoa (see Section 7.3 "Operational risk") has led to considerable quality problems.

Pan Fish Canada has now started to separate the generations of fish by area in addition to location. This strategy will be implemented by the spring of 2004. Port Hardy with the 2004 generation, only one year olds, and Campbell River with 2003 generation fish. Considerable biological improvements are expected on the basis of these measures together with other improvements in production routines, especially with regard to mortality and production risks. The company is budgeting on placing out 1.5 million smolt annually until the problems with Kudoa and IHN can be regarded as solved. This involves a considerable reduction in production in relation to the annual production capacity.

Total annual production capacity for Pan Fish Canada today is around 20,500 tonnes gutted weight (annual release of 5 million smolt). As a result of the disease problems referred to, it will take some time before Pan Fish Canada can once again produce such high volumes.

Pan Fish Canada produced 11,665 tonnes round weight in 2002, which is approximately 50% less than in 2001. The reduction is due to the disease problems that Pan Fish Canada has experienced in recent times. The output in 2002 was 19,078 tonnes gutted weight against 16,020 tonnes in 2001. As a result of the disease problems referred to and reduced production, it is expected that the harvesting volume in 2003 will be reduced to approximately 8,800 tonnes gutted weight.

In expectation of the moratorium on the allocation of new aquaculture licences being lifted, Pan Fish Canada has entered into an agreement with the Indian nation Kitkatla on the development of 10 new aquaculture sites on the north coast of British Columbia. Total capacity for these licences will be 12-14,000 tonnes round weight per year, corresponding to approximately 14-17 Norwegian licences. Pan Fish Canada has good expectations that the company will be awarded the licences for these sites. The agreement is of considerable economic importance for the Kitkatla nation and the local authorities in BC have so far reacted positively to the execution of the agreement. Applications have so far been completed for 3 sites. If Pan Fish Canada is granted aquaculture licences for these sites, the company will have a total capacity corresponding to 36-39,000 tonnes round weight. Completion of the application process is very involved and time-consuming. Such expansion will only be implemented if the market and financial conditions are regarded as satisfactory.

Smolt
Pan Fish Canada has previously produced smolt from two freshwater facilities and two mixed fresh/salt water sites. Production capacity has previously been as high as 4 million. In 2003-2004 Pan Fish Canada will in total produce 2.3 million smolt from the freshwater facilities, of which 800,000 are planned to be transferred to Cypress and 1.5 million to Omega. Pan Fish Canada has now built a modern new smolt facility in Ocean Falls. This facility will be responsible from 2004 for all smolt production for own use in Canada. Another plant will be used for incubation and fry production. Pan Fish Canada has capacity to expand smolt production as soon as the biological problems that have affected the fish produced for consumption (primarily IHN) are solved. It is expected that the new smolt plant in Ocean Falls will reduce the problems relating to Kudoa, since it is planned to produce larger and more robust smolt than previously used.

Packing station
Pan Fish Canada has leased packing capacity using Pan Fish Canada employees since the company's own packing station burnt down in February 2003. Since harvesting costs have increased as a consequence of this, the company has brought a compensation claim against its insurance company. Pan Fish Canada is in the process of rebuilding its packing station based on more efficient production and greater capacity. Since internal production will be reduced the company will endeavour to obtain packing contracts with other farmers. The capacity of the new packing station will be approximately 30,000 tonnes.

Fish health
Pan Fish Canada's disease and quality problems relate to the virus disease IHN and the parasite Kudoa respectively (see further description in Section 7.3). The Canadian aquaculture industry in general and Pan Fish Canada in particular have experienced disease and quality problems in farmed fish for the last three years. During 2001-2002 the problems increased in severity and extent. This has, among other things, involved a marked reduction in profitability and the industry's problems have still not been overcome. The Canadian aquaculture industry has not implemented full divisions between year classes, fallow periods and operational separation between sites to the same extent as in Scotland and Norway. In addition, the artificially high number of smolt produced has been at the expense of quality. The industry as a whole now recognises that this strategy has led to losses and the extent of IHN being greater than necessary. The disease has furthermore not been subject to a governmental control programme.

The industry is now fighting IHN at several levels:

a. The establishment of general combative measures that are broken down into separate and binding actions plans against IHN.
b. Strategic research projects that identify risk factors with regard to the appearance of the disease.
c. Various cooperative projects with vaccine producers.
d. Establishment of insurance schemes.

Today there are effective vaccine candidates against IHN developed by several pharmaceutical companies, but no vaccine candidates have yet been through a formal approval process and are therefore not approved for use. An effective approved vaccine is essential for controlling the disease.

Disease prevention measures in the industry as well as in Pan Fish have laid the foundation for more sustainable operations. At the same time production pressure has been reduced through lower smolt releases. The investment in Ocean Falls is an important step for Pan Fish Canada in fighting both IHN and Kudoa. The basis of the fish's performance in the sea is established in the freshwater phase. In the same manner as for ISA, the size, robustness and uniformity of the fish are essential for its ability to withstand infections in the marine phase. At the same time a shorter period from release to harvesting will cut down on the total exposure to infection.

In addition, targetted efforts are being made to improve feeding and operating routines in the marine phase. In total, these measures will reduce the prevalence of Kudoa and lower the risk of IHN outbreaks. In addition to the above measures, Pan Fish Canada is carrying out specific projects aimed at regaining satisfactory biological control over production. There is optimism that this will be achieved over the next two years.

Pan Fish Canada's disease and quality problems relate respectively to the virus disease IHN and the parasite Kudoa (see further description in Section 7.3).

Pan Fish USA (Cypress Island)

Pan Fish USA is the only aquaculture company located on the West Coast of the USA. This gives transportation advantages in the form of a shorter time to the American market than producers in Canada and producers in Chile.

Farming – sites and production conditions

Pan Fish USA has production at eight farm sites, all located in the area around Puget Sound. Historically these sites have produced between 8-10,000 tonnes round weight annually. Cypress Island has an aggregate production capacity of approximately 10,000-12,000 tonnes round weight corresponding to 16 Norwegian licences. The volumes will be decided on after analysis of what can be regarded as sustainable in a farming area and as optimal in production terms in relation to practice in other parts of the world. The production quantity in 2002 was 9,600 tonnes round weight and 6,418 tonnes round weight were harvested. Biomass of fish for harvesting in 2003 is higher than at the corresponding time one year ago. Expected production and harvesting in 2003 is respectively 10,400 and 13,000 tonnes round weight, corresponding to 8,600 and 10,800 tonnes gutted weight.

Smolt and broodfish

Pan Fish USA has its own broodfish programme. It has 2 hatcheries and is self-sufficient in eggs for its own smolt production, producing the smolt the company requires for its farm facilities. Pan Fish USA has production at 2 freshwater facilities, 1 for smolt production, the other for broodfish. Historically the company has produced between 1.2 and 2.6 million smolt annually.

Fish health

Cypress has for some while had high mortality in the marine phase. This is mainly due to sub-optimal production conditions at the smolt facility Scatter Creek, a lack of observance of fallow periods and annual class separation at the marine sites, as well as infection with gill amoeba in the sea.

In particular gill amoeba have led to substantial losses in the last two years. The infection is treated effectively with freshwater, but access to such water is limited and treatment is therefore expensive and time-consuming. In the autumn of 2003 Pan Fish is carrying out a full review of its entire operation in the state of Washington with a view to a radical restructuring of production. Preventive health measures are being given particular attention in this review.

Packing station

Pan Fish USA does not have its own packing station but leases capacity at 2 plants. Due to uncertainty relating to future volumes, no investment in harvesting capacity is planned in the immediate future. Pan Fish USA's production is mainly intended for the traditionally well-priced whole fish market.

Sales

Pan Fish North America has a common sales organisation that up until now has been organised under the company Pan Fish Sales Inc. This company, which has two departments located in Boston and Seattle, will become a part of the main organisation Pan Fish North America. The company's activity today is the sale of freshly harvested fish and fresh salmon fillet to the American market, as well as some exports to Japan.

The customers of Pan Fish North America are mainly supermarkets, store chains, distributors and wholesalers.

3.5. Businesses which have been sold, wound up or which will be sold

Pan Pelagic ASA
On 26 August 2003 Pan Fish ASA signed an agreement on the sale of the company's interest of approximately 98.9% in Pan Pelagic ASA to Welcon ASA. The consideration is in two parts and consists of NOK 70 million and Pan Pelagic ASA's payment of debt of NOK 76.3 million. The transaction is expected to be closed on 17 October 2003.

The holdings that are not included in the transaction are:
- Austevoll Havfiske ASA
- Østerbris AS
- Silfaks Fiskebåtrederi AS
- Barsund AS
- Kamøyfisk AS
- Magnarson AS
- Nyholmen AS
- Kvitskjær AS
- Hufthammer AS
- Ordinat Invest AS
- Ordinat Management AS
- Vikomar AS

These holdings will be transferred to the Company at book value on 30 June 2003. An additional payment has been agreed in connection with the takeover of the interests in Pan Pelagic ASA's subsidiaries Sea Grain AS and Global Fish AS, which is conditional on certain events with regard to the first-mentioned company. The additional payment relating to Global Fish AS falls due for payment on 31 May 2004, but if Global Fish AS goes into bankruptcy before this date this part of the additional payment will lapse.

Sale of shares in Silfaks Fiskebåtrederi AS
Pan Pelagic ASA and Silfaks Pelagisk AS signed an agreement on 3 September 2003, following which Pan Pelagic ASA is selling its 49% of the shares in Silfaks Fiskebåtrederi AS. Pan Fish, as rights holder to the shares, will receive the purchase price. Pan Fish must be regarded as having entered into a position as rights holder in the agreement with Silfaks Pelagisk AS. The transaction has been completed.

Pan Marine
Pan Fish ASA announced earlier in the year that the board of Pan Marine ASA had decided to put the company into liquidation. The company was placed in liquidation in May 2003.

Vikenco
Pan Fish ASA signed heads of agreement with Per Olav Mevold on 22 August 2003 regarding the sale of the shares in Vikenco AS and associated companies together with certain holdings. All the shares and holdings are to be transferred at book value on 30 June 2003, adjusted in accordance with certain principles. If the final agreement is not signed by 1 November 2003, the heads of agreement will lapse unless the parties agree to extend the deadline. The parties further have the right to break off negotiations if final agreement cannot be reached without being liable to the other party as a result. There are conditions regarding implementation. The final agreement has not yet been signed.

VAP Norway (Norsk Sjømat AS and Seafood Farmers of Norway AS)
On 26 September 2003 the company signed heads of agreement with Per Magne Grøndahl regarding the transfer of all the shares in Norsk Sjømat AS and Seafood Farmers of Norway AS. Final agreement is to be entered into by 25 October 2003, with implementation no later than 30 October 2003. There are conditions regarding implementation. The final agreement has not yet been signed.

3.6 Other activities

Set out below is a description of the activities which the Company has defined as outside its core business and which it intends to dispose of over time.

Processing

- VAP Norway
- VAP France

Austevoll Havfiske ASA

Austevoll Havfiske is today owned by the Møgster group as to 66%, Pan Fish ASA as to 16.9%, and other shareholders as to 17%. Austevoll Havfiske has its core business in pelagic fishing and aquaculture.

Interests in fishing vessels

Pan Fish today has interests in a number of pelagic purse seiners which under the new strategy are defined as non-core and therefore will be sold over time. Pan Fish has interests in the following boats:

- Østerbris AS (49%)
- Barsund AS (49%)
- Kamøyfisk AS (24%)
- Magnarson AS (6,8%)
- Nyholmen AS (4,8%)
- Kvitskjær AS (3,2%)
- Hufthammer AS (3,2%)
- Ordinat Invest AS (71%)
- Ordinat Management AS (71%)

Other interests

- Pan Fish Chile; smolt licence and application for farming licences
- Atlantic Trading; sales company specialising in the sale of Chilean aquaculture products.
- Grimmergata; former head office in Ålesund.
- Laksen Eiendom
- Olsen Skarholmen
- Miscellaneous assets

3.7 Organisation, Board and management

Organisation

Pan Fish ASA was established in 1992 and is today the parent company in the Pan Fish group. The group had 2,166 employees as at 30.06.2003, which represented roughly the same number of man-years. The figure below shows the group's organisation as at the date of Prospectus.

ORGANISATION CHART PAN FISH GROUP


The Board of Directors of Pan Fish ASA
Gabriel Smith (Chairman of the Board)
Bjørn Simonsen (Board Member)
Arnulf Haukeland (Board Member)
Arthur Duus (Board Member)
Kathrine Mo (Board Member)
Claes Östberg (Board Member)
Pan Fish ASA
Atle Eide
(CEO)
Therese Log Bergjord
(CFO)
Trine Sæther Romuld
(Chief Accountant)
Lars Chr Blåsternes
(Senior Adviser)
Lars Helge Folgerø
(Controller)
Josiane Merrer
(Secretary)
Pan Fish Norge
Øyvind Tørlen
(Managing Director)
Pan Fish Færøyene
Frimund Hansen
(Managing Director)
Pan Fish Skottland
Keith Bullough
(Managing Director)
Pan Fish Nord-Amerika
Iain Sommerville
(Managing Director)

Until the General Meeting of the Company on 28 May 2003 Atle Eide was a member of the Company's board. He took over as Managing Director on 12 May 2003 and Bjørn Simonsen took over his board position.

An overview of the legal ownership structure and the group's most important subsidiaries and subgroups is included under Section 3.3.

The group management has moved from Ålesund to Stavanger which will be the group's new business address and has the overall responsibility for follow up of both the core business and that part of the business which is to be sold. The group management will devote considerable resources to implementing the necessary cost restructuring and capital rationalisation of the group in the coming years.

The group's Managing Director, Atle Eide, has entered into an employment contract entitling him to an annual salary of NOK 2,450,000. In addition, there is additional remuneration in the form of, among other things, bonuses (up to 30% of annual salary), a free car, payment of up to 5% of the interest on a bank loan of up to NOK 3 million, and a pension scheme under which the Company's cost is limited to NOK 500,000 per annum based on the current salary. On termination, Eide has, as a general rule, a claim for 24 months' salary beyond the notice period of six months, subject to certain conditions being fulfilled. Eide has the right, on specified terms, to participate in any option programme which the Board arranges. The Company's Board has also undertaken to enter into an option agreement with Eide, whereby he is allotted options on 2 million shares at the share price on the date of signature of the employment contract on 20 March 2003. The redemption price is to be adjusted for changes in the share's par value and/or changes in the number of shares through a reduction in capital or similar. Further regulation of the adjustment is to be agreed in detail in the option agreement that has not yet been signed. The exercise date is the period from 2 to 5 years after Eide's appointment. If the Company dismisses Eide or if more than 50% of the shares in the Company are acquired by a new owner, the options may be exercised within 30 days. If the General Meeting does not pass the necessary resolutions, Eide will receive reasonable compensation for the loss of the options.

In addition to Atle Eide, four of the Company's employees have termination packages, pursuant to which in the event of dismissal they will receive from one to two years' salary, subject to certain conditions being fulfilled. The annual salaries are in the range of NOK 1,150 ,000 to NOK 2,500,000. One of the agreements is time limited to one year.

The Company's auditor is Ernst & Young AS acting through state authorised auditor Finn Kinserdal, PO Box 6163, Postterminalen, 5892 Bergen. Ernst & Young AS were elected as the Company's auditor at the Extraodinary General Meeting held on 10 October 2003.

The Board

The Board of Pan Fish was elected at the Company's Extraordinary General Meeting on 10 January 2003 and subsequently amended on 28 May 2003, when Atle Eide's board position was taken over by Bjørn Simonsen. The Board's composition is set out below. The number of shares in parentheses specifies the number of Pan Fish shares as at the Prospectus date owned by the person or by their spouse, minor children and companies where such person has such influence as referred to in Section 1-5 (1)(5) of the PLCA.

Gabriel Smith, Chairman (0 shares and 0 options):

Smith (51), is resident in Oslo and holds an MBA degree from Amos Tuck School (Hanover New Hampshire, USA) from 1977. He is the group chief executive of the Tinfos group, a position he took up in 1990. Tinfos group is an important smelting operation (titanium, manganese) and also has trading activities and power production. In addition, Smith was a director of the family company, Christen Smith AS (technical trading company) in the period 1984-1990. In the period 1977-84 Smith worked at Citibank London/Oslo, with responsibility for industrial and oil related facilities. Smith has particular experience and expertise in the negotiation of long-term raw materials contracts and strategic alliance building. He also has broad experience from earlier board appointments, including as chairman of Tinfos Papirfabrikk (1983-90) and chairman of Tinfos Aqua (turbot farming at Kvinesdal and in Spain, 1987-90).

Arthur Duus, Board member (0 shares and 0 options):

Duus (42), is resident in Bergen and holds a law degree from the University in Bergen 1983 and an LL.M degree from Harvard Law School from 1990. Duus has been a partner since 1991 in the law firm Vogt and Wiig AS, where he has worked as a lawyer since 1987. He has also worked as an assistant judge and for a short period was attached to the University in Bergen and the Norwegian School of Business as a researcher and lecturer. He has particular experience and expertise as a business lawyer in contract and company law, mergers and acquisitions. A considerable part of his work has been related to companies in fisheries and aquaculture.

Arnulf Haukeland, Board member (20,000 shares and 0 options)

Haukeland (59), is resident in Bergen and studied finance at BI with additional qualifications from Columbia University. Haukeland is a partner in the management company Marine Venture AS. He has all round consultancy experience as managing director and departmental head at the Administrative Research Fund (AFF). Haukeland has industrial experience from, among other posts, as managing director of Stolt Sea Farm AS and as chairman in a number of companies in aquaculture technology and industry.

Kathrine Mo, Board member (0 shares and 0 options)
Mo (38), resident in Nesodden, holds an economics degree from Lausanne in Switzerland from 1988. In the period 1988-1993 she was employed in a number of positions relating to branded goods sales in Procter & Gamble in the Nordic region. From 1993 to 1995 she worked in Ringnes in a corresponding field, and in the period 1995-1999 in Coca Cola in Oslo as marketing director for the the Nordic region, Baltic and Russia, and subsequently as country head for Norway. In the period 2001-2002 Mo was director in SLB/HEI! Currently Mo has various engagements in marketing and business consultancy. Mo was elected to the Board of Pan Fish on 10 October 2003.

Bjørn Simonsen, Board member (0 shares and 0 options):
Simonsen (51), resident in Bærum, holds an Economics degree from the Norwegian Business School from 1977 and an MBA from the University of California, Berkeley. Simonsen has held various positions in banking and finance, including credit department, new issue and broking activities, as well as 2 years as head of the broking desk in a New York based bank and as a participant in the formation of a new bank. He was a partner in a private banking and financial consultancy firm from 1989 to 1994, and a partner in Karl Johan Fonds, an advisory and stockbroking business, from 1994 to 2000. After the sale of Karl Johan Fonds AS to Gjensidige NOR he established SpoN as, and undertakes consultancy work in, among others, the fisheries and aquaculture sector.

Claes Östberg, Board member (0 shares and 0 options)
Claes Østberg (59), resident in Uppsala, holds an MBA from 1968. In the period 1968 – 74 he taught at the University in Uppsala, from 1974 –1976 he was a director in the Swedish National Board for Industrial and Technical Development and from 1976 – 1977 was a negotiator in the Swedish State Holding Company. From 1977 – 2002 he held various positions in Sundsvallsbanken, Nordbanken and Nordea, the last as Deputy Managing Director and head of the International Division. Currently he works as a financial consultant. Østberg was elected to the Board of Pan Fish on 10 October 2003.

Board remuneration
At the General Meeting on 28 May 2003 the fee payable to the Chairman was set at NOK 250,000 a year and fees for the other Board members at NOK 150,000 a year. Due to the extent of the work in the period from 10 January to 28 May 2003 the General Meeting agreed a fee of NOK 220,000 for the Chairman in addition to the ordinary fee.

Group management
The group management of Pan Fish consists as at the date of the Prospectus of the persons named below.

Atle Eide, Managing Director (0 shares and 2 million options):
Eide (45), resident in Sandnes, holds an Economics degree from ADH/BI from 1981. Since 1997 he has been Group Chief Executive of the listed company Kverneland ASA, the world's largest manufacturer of agricultural and wine production equipment. In the period 1995-96 Eide was Managing Director and responsible for building up the aquaculture company Hydro Seafood AS, where he was also a Board member until the company was sold to Nutreco N.V., today the world's largest producer of farmed salmon. Eide was Managing Director of the feed producer Skretting AS from 1989 to 1994, and from 1992 was also the Marketing Director of BP Nutreco Aqua. Eide is Chairman of the investment company Energivekst and sits on the Board of the investment company Br. Nordbø.

Therese Log Bergjord, Finance Director (0 shares and 0 options)
Therese Log Bergjord (38), resident in Stavanger, holds an Economics degree from HiS/BI from 1989. Log Bergjord has been employed in ConocoPhillips for 14 years where she has held various positions. Log Bergjord has extensive experience within finance, liquidity management and foreign exchange, as well as international experience from commercial transactions relating to the sale of gas and transport services.

Trine Sæther Romuld, Accounting Director (0 shares and 0 options)
Sæther Romuld (35), resident in Sandnes, holds qualifications as a State Authorised Auditor from NHH from 1993. Sæther Romuld has been employed at Arthur Andersen & Co / Ernst & Young AS for 9 years where she carried out audit and advisory work for large and medium-sized companies. Sæther Romuld was also employed for 4 years in a major international company where she was the controller for the Norwegian part of the business.

Other key individuals

Iain Somerville, Managing Director Pan Fish Scotland (66,514 shares and 150,000 options)
Iain Somerville (51), resident in Killearn in Scotland, is qualified as an auditor with the Institute of Chartered Accountants of Scotland (1976). He has worked in audit related activities for various industries, including the aquaculture industry. In 1988 Somerville was engaged as an advisor in connection with the sale of several aquaculture facilities in Scotland to Abba Seafood AB, a subsidiary of Volvo AB. This purchase formed the basis for Abba Seafood's newly-established company Lighthouse of Scotland Ltd. In 1989 Somerville was appointed as Financial Controller in Lighthouse of Scotland. Somerville took over the position of Managing Director of Lighthouse of Scotland in 2000.

Keith Bullough, Managing Director Pan Fish North America (0 shares and 90,000 options)
Bullough (41), resident in Vancouver in Canada, has qualifications as an Associate Accounting Technologist from 1997 and as a Certified Management Accountant from 1999. He has worked in the industry for 10 years and for Pan Fish Canada for 5 years. He has been Finance Director of Pan Fish Canada for the last 4 years.

Øyvind Tørlen, Managing Director Pan Fish Norway, (500 shares and 0 options)
Øyvind Tørlen (33), resident in Ålesund, holds an Economics degree from BI (1995), with specialisation in finance. Tørlen has experience from Arthur Andersen (1995-1998), KPMG Consulting (1998-1999) and Sydvestor Corporate (1999-2003). Tørlen has worked in Pan Fish since February 2003, initially as Assistant Accounting Director in Pan Fish ASA and since August as Assistant Director in Pan Fish Norway.

Frimund Hansen, Managing Director Pan Fish Faeroes, (0 shares and 0 options)
Frimund Hansen (39), resident in the Faeroes, has commercial qualifications from Føroya Handelsskole from 1989. In the period 1989 to 1992 he worked in the audit firm INPACT in Torshavn and in the period 1992 to 1994 he was responsible for a joint venture project between a Faeroese and Canadian shrimp boat company in Canada. Since 1994 Hansen has worked in the industry, first as financial controller in Vestlax/Vestsalmon and today as Director of Pan Fish Faeroes.

Development in number of employees

As at 30 June 2003 there was a total of 2,166 employees in the Pan Fish group. The table below shows the development in the number of employees in the group during the period 1998 to 30 June 2003.

PAN FISH GROUP – DEVELOPMENT IN TOTAL EMPLOYEES

Business area	31.12.98	31.12.99	31.12.00	31.12.01	31.12.02	30.06.03
Aquaculture	318	692	982	1 196	1 248	1 074
Processing	176	367	794	945	942	935
Sales / marketing	57	63	52	58	59	50
Group administration, others[1]	9	12	447	560	123	107
Total	**560**	**692**	**2 275**	**2 759**	**2 372**	**2 166**

1) For the period 2000 – 2002 employees in businesses which do not form part of the group as at the date of the Prospectus are included under others.

4. Financial information

4.1. Accounting principles

Consolidation principles

Consolidated companies

The consolidated companies include those companies where the parent company and subsidiaries directly or indirectly have a controlling influence. The consolidated accounts show the companies' financial position and result of the year's operations as a combined economic entity. Controlling influence is regarded initially to exist when one directly or indirectly owns more than 50% of the voting capital. Companies that are owned temporarily are not consolidated. Uniform accounting principles have been applied for all companies included in the group. Newly-acquired subsidiares are included from the date on which a controlling influence is obtained and divested subsidiaries are included up to the point of disposal.

In translating foreign subsidiaries, the exchange rate on the balance sheet date is used when converting the company's balance sheet and the average exchange rate during the accounting period is used for the profit and loss account. Translation differences that arise in connection with consolidation of foreign subsidiaries are recorded directly against equity.

Elimination of internal transactions

All significant transactions and receivables between companies in the group are eliminated.

Elimination of interests in subsidiaries

Holdings in subsidiaries are eliminated in the consolidated accounts using the purchase method. The difference between the cost price of the holdings and the book value of the net assets at the date of acquisition is analysed and attributed to the individual balance sheet items in relation to actual value. Any further excess value is entered under licences in aquaculture companies and as goodwill in other companies. Shortfall values are deducted from the value of fixed assets.

Minority interests

The minority interests' share of the result after tax and equity capital is shown as separate items in the profit and loss account and balance sheet. Minority interests are limited to positive equity in the subsidiary.

Treatment of associated companies

By associated companies is meant companies where the group has a holding of 20-50 %, where the investment is long term and strategic in nature and where the group can exercise significant influence. Associated companies are consolidated using the equity method. The group's share of the result in an associated company is based on the result after tax in the associated company less any depreciation of goodwill which is due to the cost price of the holding being higher than the acquired share of book equity.

In the profit and loss account the share of the result in associated companies is shown under financial items. In the balance sheet holdings in associated companies are shown under financial fixed assets.

General principles

The annual accounts have been prepared in accordance with the basic principles of historical cost, comparability, going concern, all-inclusive income and prudence. Transactions are entered at the transaction-date value of the associated payment. Income is recognised as it accrues and expenses are matched with accrued income. The accounting principles are described in greater detail below. Where actual figures are unavailable at the time the accounts are prepared, GAAP requires the management to prepare best estimates for use in the profit and loss account and balance sheet. There may be variances between estimated and actual figures.

Assets/liabilities relating to the revenue cycle and items falling due for payment within one year of the balance sheet date are classified as current assets/short-term liabilities. Current assets/short-term liabilities are classified at whichever is lower/higher of acquisition cost and net realisable value. Net realisable value is defined as the assumed future sales price minus expected sales costs. Other assets are classified as fixed assets. Fixed assets are valued at acquisition cost. Fixed assets that deteriorate in value are depreciated. In the event of changes in value that are not temporary in nature, the assets in question are written down. Corresponding principles are normally applied to liability items.

Accounting principles for major accounting items

Recognition date
Income is recognised in the profit and loss account as it accrues. This is normally on the delivery date for sales of goods and services. Value Added Tax, discounts, bonuses, etc., are deducted from operating revenues.

Sales of subsidiaries are deemed to be part of ordinary operations. Gains on such sales are therefore included under operating revenues. The same applies to gains on the sale of operating equipment. Correspondingly, losses are included under other operating expenses.

Expensing date/matching
Expenses are matched with and recognised at the same time as the income to which they are attributable. Expenses that cannot be directly attributed to income are recognised as they are incurred. All expenses relating to the restructuring and closing down of businesses are recognised at the time the decision was made to restructure/close down. Set-up costs in connection with long-term loans are normally presented under financial fixed assets and accrued over the life of the loan. Establishment costs in connection with the refinancing in January 2003 have been expensed in the accounts for 2002, since the refinancing has not involved new loans for the company.

Intangible assets
Intangible assets that are expected to generate future income such as goodwill in subsidiaries and licences are capitalised. Depreciation is calculated in accordance with the straight line method over the economic lifetime of the assets. Licences with no time limit are not depreciated. Expenses in connection with research and development are expensed as incurred.

Licences in Norway
There is no time limit on licences in Norway and, subject to the approval of the authorities, licences can be moved. For this reason they are not subject to ordinary depreciation.

Licences in Canada
In accordance with current practice, licences in Canada have been renewed automatically. They may, however, not be moved and a technical service life of 30 years has been assumed. Ordinary depreciation is calculated on the basis of the technical service life.

Other licences
Other licences are depreciated over the life of the licences.

Tangible fixed assets
Tangible fixed assets are recognised in the balance sheet at acquisition costs minus accumulated depreciation and write-downs. If the net realisable value of an operating asset is lower than book value and this is due to causes that are not deemed to be temporary, the operating asset is written down to net realisable value. Expenses relating to normal maintenance and repairs are charged to income as they are incurred. Expenses relating to major replacements and renewals that substantially increase the useful life of the asset are capitalised.

Large operating assets that are leased on terms that essentially transfer the financial rights and obligations to the group (financial leasing) are capitalised as operating assets and included as a liability under interest-bearing debt (at the present value of the minimum lease rentals). Operational leasing is recognised as an ordinary leasing expense and classified as an ordinary operating expense.

Depreciation
Ordinary depreciation is calculated using the straight line method over the useful life of the operating asset, on the basis of its historical cost price. Corresponding principles are used for intangible assets. Depreciation is classified as an ordinary operating expense. Capitalised leasing is depreciated according to the schedule, and the liability reduced as rental is paid after deducting the estimated interest cost.

Stocks and cost of purchased goods
Stocks of live fish in the sea are valued per generation at whichever is the lower of full production cost and net realisable value (assumed sales value minus sales costs). Production costs consist of direct variable, indirect variable and fixed costs (ex administrative expenses). Interest expenses are also included on account of the long production period.

Raw materials comprise feed, packaging and purchased goods for processing. These are valued at whichever is the lower of acquisition cost and net realisable value.

Work in progress and finished goods comprise own production such as salmon fillets, smoked salmon, etc., and are valued at whichever is the lower of production cost and net realisable value. With the exception of interest expenses, production cost is calculated in the same way as for live fish in the sea.

Goods for resale comprise purchased goods for direct resale. These are valued in the same way as raw materials.

Receivables and liabilities in foreign currency
Forward contracts are used continuously to hedge open currency items. All receivables and liability items hedged in this manner are translated at the forward rate. Other currency items are translated at the rate on the balance sheet date.

Exchange rate gains and losses are shown net under financial items in the profit and loss account.

Receivables
Receivables are recognised at nominal value minus a provision for bad debts.

Pension commitments and pension expenses
The company has pension schemes entitling employees to agreed future pension benefits, defined benefit plans. Pension commitments are calculated according to linear earning on the basis of assumptions regarding the number of earning years, discount rate, future return on pension assets, future salary increases, national insurance pensions and benefits and actuarial assumptions concerning mortality, voluntary retirement, etc. The pension assets are recognised at net realisable value. The net pension commitment consists of the gross pension commitment minus the net realisable value of pension assets. The group has signed several pension agreements. Some of these were overfunded at 31 December 2002. The overfunding is recognised in the balance sheet where it is deemed probable that it can be used. The pension commitment is shown net in the company's balance sheet.

Changes in the pension commitment as a result of changes in pension plans are spread over the estimated average remaining earning period. Changes in the commitment and pension assets that are due to changes in, and variances from, the calculation assumptions (estimate changes), are spread over the estimated average remaining earning period if the variances exceed 10 % of the gross pension commitment/pension assets.

The net pension expense, which is the gross pension expense minus the estimated return on the pension assets, adjusted for the distributed effect of changes in estimates and pension plans, is classified as an ordinary operating expense and presented along with payroll expenses and other benefits. Some foreign subsidiaries have pension schemes that are defined contribution plans. Annual contributions are charged to income in the profit and loss account.

Deferred tax and tax expense
Deferred tax is calculated on the basis of temporary differences between book and tax accounting values at the end of the accounting year. The nominal tax rate is used for calculation purposes. Positive and negative differences in the same time interval are offset. The deferred tax asset relating to negative temporary differences and the tax loss carryforward is recognised in the balance sheet. Only negative differences with probable future tax-reducing effect are included. The year's tax expense consists of changes in deferred tax and deferred tax assets plus tax payable for the income year adjusted for any errors in previous years' calculations.

Pursuant to current accounting practice no deferred tax is calculated on the goodwill entries. The same applies to licences. The reason for this is that the cost price of the shares is included in the company accounts. Any sales of licences will always take the form of a sale of the licence-holding company. This means that there will, in practice, be no deferred tax on the value of licences.

4.2. Financial main and key figures for the Pan Fish group

The following sets out the consolidated accounts for Pan Fish for the years 2000, 2001 and 2002, together with interim figures for the second quarter of 2003 and 2002. The annual accounts for 2000 and 2001 have been audited and audit reports given without observations or qualifications. The annual accounts for 2002 have been audited and the audit report includes observations regarding continued operation and lost equity. The balance sheet as at 30.06.2003 has been subject to a limited audit, see the statement in Appendix 3 to the Prospectus. The interim reports, apart from the balance sheet as at 30.06.03, have not been subject to limited audit.

Profit and loss account for the Pan Fish group

Set out below are the profit and loss accounts for the 2nd quarter and 1st half-year 2003 and 2002, together with the years 2002, 2001 and 2000:

Figures in NOK million	2 quarter 2003	2 quarter 2002	1st half-year 2003	1st half-year 2002	2002	2001	2000
Operating revenues	998.5	1 314.4	1 858.3	2 717.6	4 595.3	5 592.4	4 742.5
Cost of purchased goods	597.9	922.5	1 229.4	2 185.9	3 713.0	4 194.3	2 660 .7
Change in stocks, finished goods	262.7	171.9	221.9	-50.5	64.1	-350.4	194 .7
Payroll expenses	134.7	159.2	274.3	355.8	681.1	771.5	570.5
Depreciation of tangible fixed assets and intangible assets	69.7	70.0	122.1	149.7	271.8	249.7	181.2
Write-down of tangible fixed assets	808.3		808.3		493.9		
Loss on sale of shares in subsidiaries					119.6		
Other operating expenses	260.5	124.8	368.5	267.5	728.7	583.5	402.3
Total operating expenses	2 133.8	1 448.4	3 024.5	2 908.4	6 072.2	5 448.5	4 009.5
Operating profit/loss	**-1 135.3**	**-134.0**	**-1 166.2**	**-190.8**	**-1 476.9**	**143.9**	**733.1**
Losses/income from investment in associates	-12.2	-15.5	-16.2	-3.6	-285.3	31.1	8.5
Gain/loss(-) on realisation of shares					-0.1	554.2	12 .3
Gain on sale of own bonds							228.1
Other financial income	8.1	4.9	9.8	14.0	51.6	41.0	8.6
Write-down of financial assets	-359.7		-359.7		-403.0		
Foreign exchange gains/losses(-)	3.9	7.5	9.2	12.1	-6.9	13.7	-11.2
Financial expenses	-73.2	-111.2	-145.1	-247.2	-559.3	-422.1	-236.1
Net financial items	**-433.1**	**-114.3**	**-502.0**	**-224.7**	**-1 203.0**	**217.9**	**10.1**
Profit/loss before tax	**-1 568.4**	**-248.3**	**-1 668.2**	**-415.4**	**-2 679.9**	**361.8**	**743.2**
Tax	13.6	-70.3	16.5	-105.5	-383.9	107.5	209.6
Result for the year	-1 581.9	-178.0	-1 684.7	-310.0	-2 295.9	254.3	533.6
Allocated to dividend							265.0
Majority share	-1 581.5	-168.1	-1 677.0	-290.7	-2 231.9	241.3	234.3
Minority share	-0.4	-9.9	-7.7	-19.3	-64.0	13.0	34.3
	-1 581.9	-178.0	-1 684.7	-310.0	-2 295.9	254.3	533.6

Balance sheet for the Pan Fish group as at 31.12.

Figures in NOK mill.	2002	2001	2000
ASSETS			
Licences	1 241.3	1 435.2	873.3
Deferred tax asset	204.6		
Goodwill	168.1	586.9	279.9
Total intangible assets	1 614.0	2 022.1	1 153.2
Land, buildings, etc.	631.6	943.9	749.7
Plant, machinery, equipment, etc.	878.6	1 161.6	901.2
Vessels	107.5	164.9	113.5
Total tangible fixed assets	1617.7	2 270.4	1 764.4
Investments in associates	200.2	833.8	167.2
Loans to associates			4.5
Investments in shares and units	136.8	36.1	30.9
Long-term accruals, etc.	31.8	181.3	447.1
Total financial fixed assets	368.8	1 051.2	649.7
Total fixed assets	3 600.5	5 343.7	3 567.3
Stocks	1 325.6	1 877.8	1 525.4
Trade receivables	409.7	763.6	722.5
Other receivables	184.1	265.0	147.8
Bank deposits, cash in hand, etc.	65.2	83.6	184.4
Total current assets	1 984.6	2 990.0	2 580.1
TOTAL ASSETS	5 585.1	8 333.7	6 147.4
EQUITY AND LIABILITIES			
Share capital	85.2	76.3	64.3
Own shares		-2.9	-2.6
Share premium reserve		772.1	426.9
Paid-in other equity		60.6	141.2
Total paid-in equity	85.2	906.1	629.8
Other equity/uncovered loss	-944.3	99.7	98.9
Minority interests	49.1	163.5	113.6
Total retained earnings	-895.2	263.2	212.5
Total equity	-810.0	1 169.3	842.3
Pension commitment	4.6	2.2	4.6
Deferred tax	0	197.0	174.5
Total provisions for liabilities	4.6	199.2	179.1
Convertible loans	0	0.2	16.0
Bond loans	763.0	763.0	563.0
Debt to credit institutions	3 368.4	3 767.8	3 019.5
Other long-term liabilities	15.9	18.0	25.3
Total other long-term liabilities	4 147.3	4 549.0	3 623.8
Debt to credit institutions	1 231.6	1 231.4	406.3
Loan certificates		230.0	
Trade creditors	548.5	562.5	468.9
Tax payable	0.6	106.1	84.0
Unpaid wages and public charges and taxes	41.2	32.1	43.4
Dividends			265.0
Other short-term liabilities	421.3	254.1	234.5
Total short-term liabilities	2 243.2	2 416.1	1 502.2
Total liabilities	6 395.1	7 164.4	5 305.1
TOTAL EQUITY AND LIABILITIES	5 585.1	8 333.7	6 147.4

Balance sheet summary for the Pan Fish group as at 30.06.

Figures in NOK million	30.06.2003	30.06.2002	31.12.2002	31.12.2001
Assets				
Licences	662.3	1 408.6	1 241.3	1 435.2
Goodwill	0	590.1	168.1	586.9
Deferred tax asset	206.2		204.6	
Plant, machinery, equipment, etc.	1 601.6	1 976.7	1 618.0	2 270.4
Long-term receivables, etc.	219.7	1 137.1	368.0	1 051.2
Total fixed assets	2 689.9	5 112.5	3 600.0	5 343.7
Stocks	1 047.1	1 669.4	1 326.0	1 877.8
Receivables	565.6	852.6	594.0	1 028.6
Bank deposits, cash in hand, etc.	222.3	52.4	65.0	83.6
Total current assets	1 835.0	2 574.4	1 985.0	2 990.0
Total assets	4 524.9	7 689.9	5 585.0	8 333.7

Figures in NOK million	30.06.2003	30.06.2002	31.12.2002	31.12.2001
Equity and liabilities				
Equity				
Share capital	1 320.1	85.2	85.2	76.3
Own shares				-2.9
Other equity	- 1 771.4	963.4	-944.3	932.4
Minority interests	33.9	89.0	49.1	163.5
Total equity	-417.4	1 137.6	-810.0	1 169.3
Liabilities				
Convertible loans	78.2	0.3		0.3
Other long-term liabilities	3 555.4	4 372.2	4 151.9	4 747.9
Short-term liabilities	1 308.7	2 176.9	2 243.2	2 416.2
Total liabilities	4 942.3	6 549.4	6 395.1	7 164.4
Total equity and liabilities	4 524.9	7 686.9	5 585.0	8 333.7

Financial key figures for the Pan Fish group

	30.06.2003	30.06.2002	2002	2001	2000
Earnings per share (NOK)	-0.67	-1.72	-13.17	1.93	4.54
Dividend per share (NOK)	0.00	0.00	0.00	2.32	2.07
Average number of shares (thousand)	2 502 400	168 537	169 471	125 241	110 340
Total shares at period end (thousand)	2 640 180	170 398	170 406	152 662	128 568
Share price at period end (NOK)	0.14	11.53	0.66	16.50	60.00
Market capitalisation at period end (mill.)	370	1 960	112	2 519	7 714
Net operating margin (before exceptional items)	-2.4%	-7.0%	-6.0%	2.6%	15.4%
Return on equity	n/a	n/a	n/a	25.3%	87.2%
Return on total assets	-46.7%	2.0%	-19.1%	9.3%	17.3%
Return on capital employed (before exceptional items)	-2.1%	-0.8%	-0.9%	14.4%	22.8%
Net interest-bearing debt (mill.)	3 879	5 393	5 364	5 649	3 835
Net investments (mill.)	163	158	148	1 408	1 470
Equity ratio	-9.2%	14.8%	-14.5%	14.0%	13.7%
Adjusted equity ratio	-7.5%	14.8%	-14.5%	14.0%	14.0%

Definitions of financial key figures

Earnings per share:	Profit/loss for the year/average total outstanding shares
Dividend per share:	Dividend/total shares at period end
Average number of shares:	The figure is reduced by own shares
Net operating margin:	Operating result/ Operating revenues
Return on capital employed:	(Operating result + financial income)/Average capital employed

Cash flow statement

Figures in NOK million	2002	2001	2000
Cash flow from operational activities			
Profit/loss before tax	-2 680.0	361.8	743.2
Tax paid for the period	-114.7	-67.8	-19.0
Loss/gain on sale of fixed assets	44.6	-2.4	-152.1
Loss/gain on sale of financial fixed assets	119.7	-554.2	-228.1
Write-down of financial fixed assets	403.0		
Ordinary depreciation	765.8	249.7	181.2
Profit/loss associated companies	285.3	-31.1	-8.6
Change in stocks	257.1	-203.5	-340.9
Change in trade receivables	168.5	10.2	-116.7
Change in trade creditors	-26.0	-48.6	-91.2
Change in other accrual items	334.9	-133.3	1.0
Net cash flow from operational activities	-441.6	-419.3	-31.1
Cash flow from investment activities			
Payments received from sale of tangible fixed assets	24.4	25.9	249.4
Payments received from sale of financial fixed assets			395.5
Payments made on purchase of tangible fixed assets	-300.0	-744.1	-625.5
Payments made on purchase of shares/interests in other companies	127.3	-690.0	-1 489.7
Net cash flow from investment activities	-148.3	-1 408.2	-1 470.4
Cash flow from financing activities			
Payments received on taking up new long-term debt	443.8	1 379.0	2 749.9
Payments received on taking up new short-term debt	105.4	156.2	0.1
Payments made in repayment of long-term debt	-496.7	-438.6	-1 065.9
Net change in overdraft facility	161.2	990.8	-283.1
Net purchases and sales of own shares	107.6	-228.8	-35.8
Equity paid in/out	275.9		284.0
Group contributions and dividends		-120.2	
Net cash flow from financing activities	597.2	1 738.4	1 649.4
Currency translation effects	-25.7	-11.8	-19.4
Net change in cash and cash equivalents	-18.4	-100.8	128.5
Cash and cash equivalents 01.01	83.5	184.4	55.9
Cash and cash equivalents 31.12	65.1	83.5	184.4

The purchase of subsidiaries is included as the cost price adjusted for liquid assets.

Segment information

Figures in NOK million

Operating revenues	1st half-year 2003	1st half-year 2002	2002	2001	2000
Aquaculture	939.9	876.2	1 605.2	2 053.6	2 116.6
Processing	434.9	390.6	895.7	1 272.9	1 057.0
Sales	970.6	1 259.5	2 278.5	2 299.0	2 350.6
Pelagic	236.1	819.3	1 032.0	1 344.8	813.5
Others/Elimination	-723.2	-628.0	-1 216.0	-1 377.8	-1 597.2
Total	1 858.3	2 717.6	4 595.4	5 592.5	4 740.5

Operating result	1st half-year 2003	1st half-year 2002	2002	2001	2000
Aquaculture	-892.4	-188.2	-920.8	-29.1	680.5
Processing	-47.4	-7.6	-30.2	88.3	3.1
Sales	-30.0	30.9	-36.5	40.5	24.4
Pelagic	-107.3	-20.4	-394.5	72.4	52.3
Others/Elimination	-89.1	-5.5	-94.9	-28.2	-27.2
Total	-1 166.2	-190.8	-1 476.9	143.9	733.1

Operating margin	1st half-year 2003	1st half-year 2002	2002	2001	2000
Aquaculture	-95.0%	-21.5%	-57.4%	-1.4%	32.2%
Processing	-10.9%	-2.0%	-3.4%	6.9%	0.3%
Sales	-3.1%	2.5%	-1.6%	1.8%	1.0%
Pelagic	-45.5%	-2.5%	-38.2%	5.4%	6.4%
Others/Elimination	-12.3%	-0.9%	7.8%	2.0%	1.7%
Total	-62.8%	-7.0%	-32.1%	2.6%	15.5%

Geographic breakdown of turnover

The summary shows Pan Fish group's turnover divided by geographic main markets:

	As at 30.06.2003		2002		2001		2000	
	NOKm	Share	NOKm	Share	NOKm	Share	NOKm	Share
Norway	132	7%	770	17%	545	10%	681	14%
EU	654	35%	1 666	36%	2 161	39%	1 543	33%
Rest of Europe	219	12%	348	8%	567	10%	456	10%
USA / Canada	530	28%	1 047	23%	1 215	22%	1 241	26%
Japan	245	13%	611	13%	921	16%	639	13%
Rest of Asia	47	3%	116	2%	158	3%	136	3%
Other	31	2%	37	1%	25	1%	46	1%
Total operating revenues	1 858	100%	4 595	100%	5 592	100%	4 743	100%

4.3. Comments on the profit and loss account, balance sheet and key figures

Set out below are comments on significant matters relating to the consolidated accounts of Pan Fish for the financial year 2002, and the quarterly reports for the 2nd quarter of 2003 and 2002.

4.3.1 Development as at the 2nd quarter 2003

Operations and result

Turnover was NOK 998.5 million in the second quarter of 2003 against NOK 1314.4 million in the same period last year. The lower turnover is mainly due to the fact that Global Fish AS is not consolidated in this year's figures and that the trading activity in salmon, which it has been decided to close, has been lower in 2003 than last year.

Pan Fish achieved an EBITDA for the second quarter of NOK 55.5 million, against NOK –64.0 million in the same period in 2002, an improvement of NOK 119.5 million. The operating result before exceptional items was NOK –14.2 million against NOK –134.0 million in 2002.

Write-downs have been made against operations on licence values, goodwill and stocks, as well as other exceptional items, totalling NOK 1121.1 million in the second quarter of 2003, which are detailed in the table below.

Exceptional items	NOKm
Write-down of licences Norway and the Faeroes	587.8
Write-down of Goodwill aquaculture and VAP	62.0
Write-down of stocks	166.4
Pan Pelagic related	98.9
Pan Marine related	12.8
Other exceptional items	193.2
Total	1 121.1

Pan Fish recorded an operating loss in the second quarter of NOK 1135.3 million after exceptional items (see specification above), against NOK 134.0 in the same period last year. Net financial expenses were NOK 433.1 million in the second quarter against NOK 114.3 million in the corresponding quarter last year.

- The write-down of financial assets and associated companies amounted to NOK 359.7 million in the second quarter.
- Pan Pelagic represented NOK 347.3 million of this. The difference relates to some minor items in aquaculture in Norway and Pan Marine.

The losses in Pan Pelagic relate to the sale of the company and write-down of the assets which remain in Pan Fish ASA and which will be classified as "non core financial assets".

Interest costs amounted to NOK 61.1 million in the second quarter of 2003, against NOK 98.9 million in the same period last year. The reduction in interest costs is mainly due to lower net interest-bearing debt, but also to a lower interest rate level in the period compared with the year before.

The result before tax was NOK –1568.4 million in the second quarter this year, against NOK –248.2 million in the same period last year. Adjusted for write-downs and provisions, the result before tax increased by NOK 160.6 million in relation to the second quarter of 2002. The net result after tax for the quarter was NOK –1581.9 million, against NOK –177.9 million in the same period in 2002.

Balance sheet

The group's total assets as at 30.06.2003 were NOK 4524.9 million against NOK 7686.9 million at the same date last year. The group's net interest-bearing debt was NOK 3879.0 million as at 30.06.2003 against NOK 5393.0 million at the end of the first half of 2002. During the first half-year net interest-bearing debt has been reduced by NOK 1485.0 million. In the second quarter net interest-bearing debt increased by NOK 155 million in relation to the end of the first quarter this year. The increase is due to the take-up of a loan in Pan Fish ASA of NOK 167 million and the take-up of new leasing debt in connection with a new packing station in Norway. By way of deduction there is de-consolidation of debt in the Faeroes of NOK 152.0 million. The latter comes as a result of the structural changes that have previously been announced.

At the end of the first half-year the group had book equity capital of NOK –417.4 million against NOK 1137.6 million (14.8 %) at the same time last year. The negative equity is mainly due to write-downs and provisions totalling NOK 1480.8 million which have been booked to the result in the second quarter (total booked against operations and finance). The table below shows a reconciliation of equity capital for the quarter.

Equity capital as at 31.03.2003	**1 155.3**
Operating result before exceptional items	-14.2
Result associated companies before write-downs	-12.2
Net financial items before write-downs	-61.1
Exceptional items	-1480.8
Other	-4.4
Equity capital as at 30.06.2003	**-417.4**

It should be noted that the investment level in Canada is conditional on a stepping up of production over the coming years. This could happen through establishing effective vaccines against existing diseases, something the company considers to be realistic, but not certain. If this is not successful, it may be necessary to incur substantial losses in this region. The Board will work in a targeted manner to prevent such a situation arising.

There is a need for a further injection of capital in the Faeroes in order to be able to continue operations in an optimal manner, but the amount is limited. The company is working to achieve this based on the fact that the estimates of future earnings appear very positive. Should this, however, not be successful, something which is not sufficiently clear at the time the accounts were prepared, there could be a need for a further write-down of the order NOK 100 million. Negotiations are taking place with both our Norwegian and Faeroese banks with a view to finding a good solution for all parties.

Segment information

Aquaculture and sale of farmed fish

Key figures Aquaculture	2nd quarter 2003	2nd quarter 2002	1st half-year 2003	1st half-year 2002
Operating revenues	748.5	849.8	1 405.6	1 641.6
Result before exceptional items	-20.4	-90.6	-35.2	-156.1
Operating result	-906.6	-90.6	-921.4	-156.1
Sales in tonnes round weight	26 031	24 473	48 644	48 532

The operating loss before exceptional items for the acquaculture business was NOK 20.4 million in the second quarter against NOK 90.6 million in the same period last year. Exceptional items, which mainly consist of write-downs and provisions, amounted to NOK 886.2 million. In the second quarter 26 031 tonnes round weight of salmon were harvested against 24 473 tonnes last year.

A number of measures have been taken during the period that will reduce the company's costs on an ongoing basis. In order to clear up the challenges in cost terms which were created by the production problems last year, a provision was made in the accounts for 2002 of NOK 187 million based on price forecasts which have now proved to be too optimistic. In line with practice, this has been reversed as the fish in respect of which provisions were made have been harvested. In the second quarter NOK 54.1 million of provisions relating to stocks were reversed.

It must be stated that, with the low salmon price in the second quarter, the full production cost for the Pan Fish group has been higher than the market price. Against the background of current market conditions, and as warned when presenting the results for the first quarter, an assessment of valuation methods has been carried out in order to ensure that the group does not value stocks at too high a level. This has involved aggregate write-downs relating to stocks of NOK 166 million in the quarter and, as a result, the group is considered in all regions to have a realistic valuation of stocks based on the prices that can be obtained in the market today.

At the end of the first half-year the Pan Fish group had 130 licences (converted to Norwegian licence volumes). This gives a production potential of up to 100 000 tonnes round fish (calculated on the basis of 850 tonnes feed and an economic feed factor of 1.1) The Board has undertaken a further review of the assumptions, including expectations as to future market prices and production costs, that have been used in valuing the company's licences and goodwill. Following write-downs of licences totalling NOK 587.8 million, the Company's licences have the following values divided by geographic area:

Country	Licences	Total book value (NOKm)	Book value per licence (NOKm)
Norway	44	402.4	9.1
Canada	32	128.3	4.0
USA	16	14.4	0.9
Faeroes	11	98.8	9.0
Scotland	27	15.5	0.6

Processing

Key figures Processing	2nd quarter 2003	2nd quarter 2002	1st half-year 2003	1st half-year 2002
Operating revenues	221.4	198.0	434.9	390.6
Result before exceptional items	1.8	-16.9	-3.6	-7.6
Operating result	-42.0	-16.9	-47.4	-7.6

The operating result before exceptional items for the processing business was NOK 1.8 million against NOK –16.9 million last year. The processing area showed a positive development in the second quarter, both with regard to volume and result. There is continued price pressure on certain product groups, but this is compensated for by improved operations and lower raw material costs. Norway and France have had a good development during the first half-year, and in the second quarter Denmark was been able to reverse the negative trend which the unit experienced in the first quarter.

Pelagic

Key figures Pelagic	2nd quarter 2003	2nd quarter 2002	1st half-year 2003	1st half-year 2002
Operating revenues	139.1	332.0	236.0	819.3
Result before exceptional items	-5.9	-24.2	-8.4	-20.3
Operating result	-104.8	-24.2	-107.3	-20.3

Pan Pelagic ASA recorded an operating result before exceptional items of NOK –5.9 million against NOK –24.2 million last year. The reduction in turnover is mainly due to the fact that Global Fish AS is no longer consolidated in the figures, but is included in the result from associated companies. Pan Pelagic has been sold with completion expected on 17 October 2003, see further section 3.5.

Pan Marine

Pan Fish ASA gave notice earlier in the year that the Board of Pan Marine ASA had decided to liquidate the company. A write-down of NOK 13 million was made in the second quarter in relation to the engagement in Pan Marine ASA.

Organisation, development and restructuring

Pan Fish ASA has just begun an extensive restructuring process which is based on the future operations being built around the four main geographic areas in the company's core business, defined as smolt, farming, harvesting, primary processing and sale of self-produced fish. The four areas are Pan Fish North America, Pan Fish Scotland, Pan Fish Faeroe Islands and Pan Fish Norway. The division permits an independent follow-up and optimisation of the different geographic business areas.

Pan Fish VAP (Value Added Products / Smokeries) will be run as a separate business and it is intended that this should be operated on an arms length basis from Pan Fish's farming business. This is because the Board considers that such a strategy will improve this part of the group's possibilities to generate better results and values for the group.

Steps are being taken to find purchasers for those parts of the group which are not related to the future core business. It should, however, be noted that the number of purchasers is limited in the current market environment. The transfer of ownership will therefore only take place when the Board has identified owners who have the financial strength and strategic visions to develop the businesses further. Sales will only take place if satisfactory values can be obtained.

Within the Company's core areas the objective is to be the lowest cost producer, at the same time as pursuing a value-increasing sales strategy. These improvement measures will take place as fast as possible. It should be emphasised that the group has a very competent workforce within the defined core areas, which shows considerable capacity to implement rapid and significant improvement measures. The new management will therefore create the conditions to give these employees the targets, the freedom and the support which is needed for the operational business to develop positively in the future. Measures have also been commenced to invest in the further development of this expertise.

The Board of Pan Fish has decided to move the geographic location of the group management to Stavanger. The new group management will have overall responsibility for following up core and non-core business. The management will devote considerable resources to implementing the necessary cost restructuring and capital rationalisation of the group in the coming years.

Market and future prospects

The market for the group's main products has developed positively over a number of years. There is a steady positive demand growth for salmon and trout, and the long-term growth potential is secure since the aggregate wild catch of fish from the world's oceans can probably not be increased significantly beyond the current level. Future growth in demand for fish must therefore be covered by the aquaculture industry. Currently production is too high in spite of the strong demand, and this is preventing a necessary price increase in the short term. However, it is Pan Fish's view that this will lead to a necessary adjustment of production over the next 12 – 18 months and a relatively rapid establishment of a profitable price level.

The Pan Fish group has taken the initiative to, and implemented, substantial production cuts in Scotland, the Faeroes, North America and Norway and is experiencing that other participants are making corresponding adjustments. The financial situation in the industry does not suggest that there will be any growth in production in the coming years in that most participants are operating with too low equity financing. Developments in this area are largely dependent on participants being realistic in their market evaluations and taking independent responsibility.

The company will not make any forecasts related to the expected development in the prices of salmon and trout in future, due to the uncertainty affecting the market. All focus will be on creating the lowest possible production cost, given the targeted quality. The main goal for Pan Fish in the coming years is to be one of the companies which produces at the lowest cost in all regions.

4.3.2 Developments in 2002

Operations

Pan Fish recorded turnover in 2002 of NOK 4,595.3 million. This is just NOK 1 billion lower than the previous year. This is mainly due to the sale of parts of the business during the year, together with a lower level of activity in certain areas as a result of the Company's difficult financial situation. Low prices on the Company's products also affected operating revenues.

During the year substantial write-downs of the Company's assets were made totalling NOK 1,087.1 million. In addition, the Company realised losses on the sale of shares in subsidiaries of NOK 119.6 million. After this Pan Fish reported a negative operating result of NOK 1,476.9 million.

The result from associated companies was a loss of NOK 285.3 million, including losses on sale. In addition, write-downs of financial items totalling NOK 403.1 million were made. The Company's remaining net financial costs were NOK 514.7 million. After this, total financial items amounted to NOK 1,203.1 million.

After aggregate write-downs of NOK 1,924.4 million, the result before tax for 2002 was a loss of NOK 2,680 million.

Balance sheet

The group's total assets at 31.12.02 amounted to NOK 5,585.1 million. During 2002 the balance sheet was reduced by NOK 2,748.6 million mainly as a result of the sale of assets and write-downs. The group's net interest-bearing debt was NOK 5,364 million as at 31.12.02. During 2002 net interest-bearing debt was reduced by NOK 285 million. The group's book equity as at 31.12.02 was negative NOK 810 million. During 2002 equity capital was reduced by NOK 1,979.3 million. The change in equity capital arises from the loss for the year after tax of NOK 2,296 million and an issue of NOK 280 million in January 2002. Through the refinancing in January 2003 the company was provided with NOK 2,090.8 million in new equity capital in the form of conversion of debt of NOK 1,551.1 million and cash payment of NOK 539.7 million. The company's equity capital following the refinancing amounted to 23.9 per cent.

Business areas

Aquaculture

In 2002 Pan Fish harvested 89,000 tonnes of salmon and trout. A similar volume was harvested in the previous year. Operating revenues for the aquaculture business amounted to NOK 1,605.2 million in 2002 which was 22 per cent lower than the previous year. An important reason for this was the lower market price in 2002 in relation to the year before. Pan Fish also had lower prices on parts of its production due to quality problems. During 2002 write-downs of plant and equipment were made totalling NOK 670.3 million. Following this the operating result was a loss of NOK 920.8 million.

Processing

The processing business had operating revenues in 2002 of NOK 895.7 million. This was 30 per cent weaker than the previous year. An important reason was the reduction in volume sold. The ordinary operating result was a loss of NOK 30.2 million.

Sales and logistics

In 2002 the sales business had operating revenues of NOK 2,278.5 million. Write-downs of NOK 82.1 million were made in 2002, mainly relating to goodwill and losses on a receivable. The operating result after write-downs was a loss of NOK 36.5 million.

Pelagic
It was decided in 2002 to sell assets outside the core business. In the third quarter of 2002 the majority interest in Global Fish was therefore sold and Pan Fish retained at the end of 2002 a holding of 49 per cent in the company through Pan Pelagic. Pan Pelagic has also sold interests in fishing vessels. At the end of 2002, the main business of Pan Pelagic was the production of fish meal and fish oil.

The pelagic business had operating revenues of NOK 1,032 million in 2002 - a reduction of NOK 312.7 million which is due to the fact that Global Fish after the divestment has not been consolidated in the group accounts. The operating result after write-downs and losses on the sale of shares totalling NOK 372.6 million was a loss of NOK 21.9 million.

4.4. Pro forma financial information

General comments on pro forma financial information
The pro forma accounts do not contain notes that are required when presenting annual accounts. It should be noted that greater uncertainty attaches to pro forma figures than ordinary historical accounting figures. This is because it is not possible to include the effects, positive and negative, of the establishment of the new structure.

The pro forma accounts show the financial development of the Pan Fish group as if the current group structure (excluding the parts of Pan Pelagic ASA which have been sold to Welcon ASA) was established in January 2000. Several of the companies which are included in the group have, however, been established or been added as subsidiaries in sub-groups during the period. For this reason the figures are not fully directly comparable.

Principles for preparation of pro forma financial information
All significant acquisitions during the pro forma period are treated as if the transaction took place at the beginning of the pro forma period, or when the company was established. Historical figures have been reconstructed as far as possible that are considered to be representative for the business.

Historical accounting figures have in all material respects been prepared using the same accounting principles. The sale of Pan Pelagic ASA will provide the group with NOK 146.3 million. When preparing the pro forma figures, it is assumed that the funds give an annual return of 8% that reduces the group's net financial expenses. The interest rate used corresponds to the average interest cost on the group's loans in the period.

A separate point below shows the adjustments that have been made, so that the connection between the reported figures and the pro forma figures is clearly set out.

In the profit and loss account figures the turnover figures and other accounting lines for sold parts of Pan Pelagic ASA have been taken out. The share of results for the fishing boat interests and subsidiaries which are not part of the sale, but were previously owned by Pan Pelagic ASA, are included in the statements.

The following shows how the pro forma figures for the various periods have been arrived at. Consolidated figures for the whole Pan Pelagic ASA group have been excluded. Furthermore result elements from the assets which Pan Fish ASA is taking over from Pan Pelagic ASA in connection with the transaction have been placed in the column "activities sold back." Assets which Pan Fish ASA is taking over from Pan Pelagic ASA are interests in fishing vessels and the subsidiaries Vikomar AS and Ordinat Management AS (incorporated in 2003). The Miscellaneous column is used for adjustments as a result of the change in group structure. Reference is also made to the comments on the figures for the individual year.

Profit and loss account for the first half of 2003

Figures in NOK million	Pan Group	Pan Pelagic Group	Activities sold back	Miscell-aneous	Pro forma
Operating revenues	1 858.3	-236.1	15.8	1.1	1 639.1
Cost of purchased goods	1 229.4	-197.8	10.5	0.1	1 042.2
Change in stocks, finished goods	221.9	31.8	0.0	0.0	253.7
Payroll expenses	274.3	-22.2	4.1	0.0	256.2
Depreciation of tangible fixed assets and intangible assets	122.1	-11.0	1.8	0.0	112.9
Write-down of tangible fixed assets	808.3	-98.9	0.0	-171.3	538.1
Other operating expenses	368.5	-45.3	6.3	1.0	330.5
Total operating expenses	3 024.5	-343.4	22.7	170.2	2 533.6
Operating profit/loss	**-1 166.2**	**107.3**	**-6.9**	**171.3**	**-894.5**
Losses/income from investment in associated companies	-16.2	15.6	-11.8	0.0	-12.4
Interest income from companies in same group	0.0	-8.5	0.0	8.5	0.0
Other financial income	9.8	-2.1	0.0	4.1	11.8
Write-down of financial assets	-359.7	176.0	-89.1	0.0	-272.8
Interest expense to companies in same group	0.0	4.1	0.0	-4.1	0.0
Foreign exchange gains/losses (-)	9.2	0.9	0.0	0.0	10.1
Financial expenses	-145.1	27.3	-1.3	-2.7	-121.8
Net financial expenses	**-502.0**	**213.3**	**-102.2**	**5.8**	**-385.1**
Profit/loss before tax	**-1 668.2**	**320.6**	**-109.1**	**177.1**	**-1 279.6**
Tax	16.5	0.0	0.0	0.0	16.5
Result for the year	-1 684.7	320.6	-109.1	177.1	-1 296.1
Majority share	-1 677.0	320.2	-109.1	177.1	-1 288.8
Minority share	-7.7	0.4	0.0	0.0	-7.3
	-1 684.7	320.6	-109.1	177.1	-1 296.1

In the summary the loss on the sale of Pan Pelagic ASA of NOK 171.3 million is reversed under the line write-down of fixed assets.

Profit and loss account 2002

Figures in NOK million	Pan Group	Pan Pelagic Group	Activities sold back	Miscell-aneous	Pro forma
Operating revenues	4 595.3	-1 032.0	92.0	8.0	3 663.3
Cost of purchased goods	3 713.0	-856.3	76.4	3.0	2 936.1
Change in stocks, finished goods	64.1	36.1	9.8	0.0	110.0
Payroll expenses	681.1	-81.5	7.4	0.0	607.0
Depreciation of tangible fixed assets and intangible assets	271.8	-46.3	3.7	-14.1	215.1
Write-down of tangible fixed assets	493.9	-32.4	0.0	-197.5	264.0
Loss on sale of shares in subsidiary	119.6	-119.6	0.0	0.0	0.0
Other operating expenses	728.7	-116.8	9.8	5.0	626.7
Total operating expenses	6 072.2	-1 216.8	107.1	-203.6	4 758.9
Operating profit/loss	**-1 476.9**	**184.8**	**-15.1**	**211.6**	**-1 095.6**
Losses/income from investment in associated companies	-285.3	-6.6	26.3	0.0	-265.6
Gain on sale of own bonds	-0.1	170.1	0.0	0.0	170.0
Interest income from companies in same group	0.0	-8.9	0.0	8.9	0.0
Other financial income	51.6	-34.1	0.1	3.9	21.5
Write-down of financial assets	-403.1	331.9	-135.4	67.0	-139.6
Interest expense to companies in same group	0.0	3.9	0.0	-3.9	0.0
Foreign exchange gains/losses (-)	-6.9	0.0	0.0	0.0	-6.9
Financial expenses	-559.3	90.9	-5.3	2.8	-470.9
Net financial expenses	**-1 203.1**	**547.2**	**-114.3**	**78.7**	**-691.5**
Profit/loss before tax	**-2 680.0**	**732.0**	**-129.4**	**290.3**	**-1 787.1**
Tax	-384.0	110.0	-0.6	0.0	-274.6
Result for the year	-2 296.0	622.0	-128.8	290.3	-1 512.5
Majority share	-2 231.9	622.1	-128.8	290.3	-1 448.3
Minority share	-64.1	-0.1	0.0	0.0	-64.2
	-2 296.0	622.0	-128.8	290.3	-1 512.5

Historical figures for 2002 include write-downs of goodwill on investments in meal and oil that are part of the sale. These total NOK 197.5 million. In the pro forma statement the write-down is reversed under the line write-down of tangible fixed assets. In addition depreciation of goodwill relating to meal and oil is reversed under depreciation. This amounts to NOK 14.1 million.

Write-downs of goodwill on fishing boat interests which have been sold out of the Pan Fish Group in the autumn of 2002 have been adjusted by NOK 67 million, so that the write-downs in the pro forma reflect the write-down of assets in the present structure.

The line gain on sale of own bonds shows the gain by Pan Fish ASA on the settlement of bonds owned by Pan Pelagic ASA of NOK 170.1 million. In the historical figures this gain is eliminated against a corresponding loss in Pan Pelagic ASA.

Balance sheet as at 30.06.2003

Figures in NOK million	Pan Group	Pan Pelagic Group	Activities sold back	Miscell-aneous	Pro forma
ASSETS					
Licences	662.3	0.0	0.0	0.0	662.3
Deferred tax asset	206.2	-93.8	0.0	0.0	112.4
Total intangible assets	868.5	-93.8	0.0	0.0	774.7
Land, buildings, etc.	630.0	-70.6	8.8	0.0	568.2
Machinery, plant, equipment, etc.	868.7	-39.2	8.9	0.0	838.4
Vessels	102.9	-0.2	0.0	0.0	102.7
Total tangible fixed assets	1 601.6	-110.0	17.7	0.0	1 509.3
Investments in associated companies	89.7	-81.4	61.8	-2.2	67.9
Investments in shares and units	95.7	-66.3	66.2	0.0	95.6
Bonds and other receivables	34.3	-6.2	-71.1	95.9	52.9
Total financial fixed assets	219.7	-153.9	56.9	93.7	216.4
Total fixed assets	2 689.8	-357.7	74.6	93.7	2 500.4
Stocks	1 047.1	-76.2	1.9	0.0	972.9
Trade receivables	442.1	-93.1	0.3	9.7	359.0
Other receivables	123.5	-5.0	2.5	0.0	121.0
Bank deposits, cash in hand, etc.	222.3	-14.1	3.2	146.3	357.7
Total current assets	1 835.0	-188.4	7.9	156.0	1 810.6
TOTAL ASSETS	**4 524.8**	**-546.1**	**82.2**	**249.7**	**4 311.0**
EQUITY AND LIABILITIES					
Share capital	1 320.1	-74.3	3.1	71.2	1 320.1
Share premium reserve	0.0	-164.7	0.0	164.7	0.0
Paid-in other equity	0.0	-64.6	0.0	64.6	0.0
Total paid-in equity	*1 320.1*	*-303.6*	*3.1*	*300.5*	*1 320.1*
Other equity/uncovered loss	-1 771.4	454.5	-3.1	-451.4	-1 771.4
Minority interests	33.9	-4.0	0.0	0.0	29.9
Total retained earnings	*-1 737.5*	*450.5*	*-3.1*	*-451.4*	*-1 741.5*
Total equity	-417.4	146.9	0.0	-150.9	-421.4
Pension commitment	3.8	-2.2	0.0	0.0	1.6
Total provision for liabilities	*3.8*	*-2.2*	*0.0*	*0.0*	*1.6*
Bond loans	78.2	0.0	0.0	0.0	78.2
Debt to credit institutions	3 541.9	-33.7	0.0	0.0	3 508.2
Other long-term liabilities	9.6	-497.8	32.4	486.0	30.3
Total other long-term liabilities	*3 629.7*	*-531.5*	*32.4*	*486.0*	*3 616.7*
Debt to credit institutions	478.0	0.0	0.0	0.0	478.0
Trade creditors	262.6	-15.2	2.3	11.7	261.4
Tax payable	7.5	-0.1	0.0	0.0	7.4
Unpaid wages and taxes	18.8	-11.0	0.5	0.0	8.5
Other short-term liabilities	541.8	-133.0	47.1	-97.0	358.8
Total short-term liabilities	*1 308.7*	*-159.3*	*49.9*	*-85.3*	*1 114.1*
Total liabilities	4 942.2	-693.0	82.2	400.6	4 732.4
TOTAL EQUITY AND LIABILITIES	**4 524.8**	**-546.1**	**82.2**	**249.7**	**4 311.0**

4.5. Financing and repayment obligations

Set out below is a summary of the company's long-term financing and repayment obligations.

Bank financing
The company's bank financing consists of the following agreements:

- "Agreement on refinancing of Pan Fish ASA" (the Refinancing Agreement) dated 30 September 2003
- "Multi-Currency Term Loan and Revolving Credit Facility Agreement" (the Syndicated Loan) dated 17 January 2003, with four amendment agreements (NOK 2,000,000,000)
- "Loan agreement for a short-term liquidity loan of NOK 167,766,313 to Pan Fish ASA" (the Liquidity Loan) dated 28 May 2003 with one supplemental agreement
- "Agreement on Subordinated Convertible Loan of up to NOK 150,000,000 between Pan Fish ASA as borrower and Nordea Bank Norge as lender" (the Subordinated Loan) dated 30 September 2003
- "Loan agreement between Pan Fish ASA (Borrower) and Norsk Tillitsmann ASA (Trustee)" on behalf of the bondholders in Pan Fish ASA convertible subordinated bond loan 2003/2013 (the Bond Loan) dated 8 January 2003.

The Refinancing Agreement
The Refinancing Agreement contains the following main elements: Reduction of the company's share capital, conversion of bank debt to shares and a subordinated convertible loan, secondary offering of shares from the Banks to other existing shareholders in the Company, the deferral of maturity on short-term debt and the release of liquidity in the form of the proceeds from the sale of "non-core assets". The agreement was further conditional on the parties reaching agreement prior to the General Meeting that was held on 10.10.2003 on supplemental agreements to the existing loan agreements. These terms have been met by the Company so that the Refinancing has been implemented.

The Refinancing covers part of the Banks' loans to Pan Fish ASA. The remainder of the Company's debt to the banks is is described under "the Syndicated loan" and "the Liquidity loan" below.

Neither the loans from the Banks or the Refinancing cover debt and the provision of security in the following companies, which continue to be regulated by existing separate loan agreements:

- Vestsalmon PF, Laksaling PF, Laksholding PF and their subsidiaries
- Norsk Sjømat with subsidiaries
- Seafood Farmers AS
- Mortgage declaration for debt to Eksportfinans and Farm Credit in connection with certain operating assets and parts of the stocks of Omega
- Mortgage declaration for debt to DnB for certain operating assets of Orca Shipping
- Loan from Kredittbanken in relation to Grimmergaten

The Syndicated Loan
Following completion of the Refinancing the Company's main loan facility, the Syndicated Loan, has a total loan facility of up to NOK 2 000 000 000 (or a corresponding amount in other currencies). The loan is guaranteed by Pan Fish ASA's main subsidiaries. The loan is furthermore secured by all important chargeable free assets belonging to Pan Fish ASA and the guarantors.

The loan amount of up to NOK 2,000 million is divided into three tranches (Facility A, B and C).

Facility A
This tranche is a Multi-currency Term Loan Facility of up to NOK 1 300 million.

- Facility A will be repaid in the following manner:

Months after signing	Amount
24 months	NOK 50,000,000
30 months	NOK 50,000,000
36 months	NOK 100,000,000
42 months	NOK 100,000,000
48 months	NOK 100,000,000
54 months	NOK 100,000,000
60 months	NOK 800,000,000

Signing refers to 17 January 2003 (i.e the date of signature of the original agreement)

- Even though Facility A has no ordinary instalments in the first two years, the net sales proceeds from the sale of non-core assets are to be used to repay the loan. The group may, however, on specifically provided terms and subject to the consent of the Banks, retain NOK 200,000,000 of net sales proceeds so that repayment of the loan is made from net sales proceeds which exceed NOK 200,000,000. The priority is such that the Liquidity Loan will be repaid first, and subsequently Facility A will be reduced.

  The group's free cash flow is to be used to repay Facility A. Free cash flow shall be calculated twice a year, at the end of the 2nd and 4th quarter, and measured over the previous 6 months. The first period for calculating free cash flow will be a period of nine months from 1 October 2003. The group may nevertheless retain NOK 200,000,000 of free cash flow and free cash flow which exceeds NOK 200,000,000 will be used to reduce Facility A. Calculation of free cash flow is to be made no later than 60 days after the period end and repayment shall take place within 30 days thereafter.

Facility B
This tranche is a Multi-currency Revolving Credit Facility of up to NOK 457 million. The loan may be drawn on a rolling basis throughout its term in a minimum amount of NOK 50 million and larger amounts divisible by NOK 10 million. The term is 5 years from signature of the Refinancing Aagreement.

Facility C
This tranche amounts to the equivalent of NOK 243 million and is adjusted as Facility B. The tranche finances the outstanding loan to Pan Fish's business in Canada.

The outstanding amount under Facility B and C shall in aggregate, however, at no time exceed the sum of (i) 65 % of the book value of the group's stocks, (ii) 80 % of the group's credit insured customer receivables and (iii) 65 % of the group's other customer receivables no older than 90 days, provided that internal group receivables and associated subsidiaries which are excluded from the refinancing are not included in the calculation.

Certain other conditions relationg to tranches A, B and C:

- Pan Fish can prepay the outstanding amount under Facility A in full or in part in a minimum amount of NOK 10 million. Repaid amounts may not be redrawn. In Facility B Pan Fish can cancel the undrawn amount. The cancelled amount cannot be subsequently drawn.
- Interest on the loan is initially 250 basis points above NIBOR/LIBOR/EURIBOR. This interest rate has been fixed until the end of 2004, provided that if the amounts outstanding under under Facility B exceed the limit described above, interest on the excess amount shall be increased by 100 basis points. For the period after the end of 2004 an interest rate is to be agreed which will

vary, based on the ratio between Pan Fish's net interest-bearing debt (NIBD) and the result before interest, tax and depreciation (EBITDA).

- On Facility B there is also a commitment fee of 50 per cent of the relevant margin per annum calculated on the unutilised and uncancelled amount.
- Facility C is outstanding today in USD and CAD.

Covenants
Standard covenants for a loan facility of this type, including:

- A negative pledge clause on the borrower and each member of the group.
- Payment of dividends is to be approved by the lenders, but no dividend or other distribution may be made before audited accounts are available for 2004.
- Pan Fish may not repurchase any of its shares or repurchase loans which Pan Fish itself or any of the subsidiaries have made.
- Pan Fish undertakes in response to a reasonable request to work constructively to inject additional capital into relevant foreign subsidiaries in order to avoid inadequate capitalisation.
- Pan Fish ASA shall remain listed on the Oslo Stock Exchange.
- The Board composition of Pan Fish ASA shall at all times be acceptable to the Banks.
- The borrower or other companies in the group may not sell assets exceeding NOK 10 million without the approval of the Banks.
- Pan Fish ASA and all the other companies in the group may not take up other loans or other financing (financial leasing and guarantee commitments included) for more than NOK 10 million (in aggregate) without the written approval of the Banks.
- Mergers and/or takeovers require the written approval of the Banks.
- The loan terms relating to existing and future liabilities to other banks are to be approved by the Banks.
- No prepayment shall be made to other lenders without the prior approval of the Banks.

Financial covenants
Financial covenants for the loan, and the first measurement point for these, are to be agreed as soon as practically possible after 10 October 2003 against the background of the new business plan which the Company has prepared. The financial covenants are to be measured on a group basis and are planned to cover the following:

NIBD/EBITDA: The borrower and the Banks shall reach agreement on the ratios relating to Net Interest Bearing Debt and EBITDA (cashflow before interest and depreciation). NIBD is defined as total interest-bearing debt less cash and including the present value of financial leasing agreements/guarantees.

Minimum Liquidity: The borrower shall have a minimum liquidity which will be agreed in detail between the borrower and the Banks.

Interest Coverage: The borrower and the Banks shall agree a minimum level for the ratio between EBITDA and Net Interest Costs.

Solvency: The borrower and the Banks shall reach agreement on the ratio between consolidated book equity and total assets.

Fulfilment of the above financial covenants, calculated for the previous 12 months, will be communicated to the Banks following the end of each quarter as part of a compliance certificate.

The loan agreement between the Banks and Pan Fish ASA is subject to Norwegian law.

The Liquidity Loan
On 28 May 2003 Pan Fish signed a "Loan agreement for a short-term liquidity loan of NOK 167,766,313" (the Liquidity Loan). The loan was intended to be used to finance the immediate

liquidity requirement in the group and for general working capital. Interest on the loan is 250 basis points above NIBOR. The interest periods are for three months and the company has on each interest payment date the right to prepay the loan in whole or in multiples of NOK 25 million. Amounts which are repaid cannot be redrawn. The loan shall be repaid on an ongoing basis from the proceeds of the sale of non-core assets in excess of NOK 200 million and no later in full on 31 December 2004.

The Subordinated Loan

As part of the refinancing, Nordea Bank Norge ASA converted NOK 95,229,441 of the bank's share of the original syndicate loan of NOK 2,900,000,000 to a subordinated interest-free convertible loan to Pan Fish. The Subordinated Loan will rank equally with the Company's share capital (including an equal right to a dividend, other distributions, etc.), so that Nordea is placed in the same position as if the bank had converted this amount to shares in Pan Fish.

The Subordinated Loan shall be convertible to share capital during the first 5 years of the loan's term at a conversion price of NOK 0.05 per share. No security has been established for the loan and the loan will only be repayable to the extent and in the same ratio as equity is repaid to the borrower's shareholders. A separate loan agreement has been signed between Pan Fish and Nordea regarding the Subordinated Loan.

The Bond Loan

In connection with the previous refinancing a subordinated convertible bond loan of NOK 78,247,754 was established.

The Bond Loan will be a subordinated loan with a term of 10 years. The loan will be interest free for the first 5 years and will subsequently be interest-bearing at an interest rate of NIBOR+ 2 %. Interest is to be paid quarterly in arrears.

The Bond Loan shall be convertible to share capital during the first 5 years of the loan's term. The conversion price, after adjustments as a result of changes in the Company's share capital made in connection with the refinancing, will be (i) NOK 0.86 per share for conversion made in 2003 and (ii) NOK 1.02 per share for conversion made after 2003.

Other financing and repayment obligations

Set out below are tables that show short-term and long-term financing from credit institutions, as well as interest and repayment obligations relating to them. Also shown is the aggregate interest-bearing feed credits as at 31.12.02.

Long-term debt to credit institutions

Shown below is the group's long-term debt that is not included in the Refinancing:

	Balance	Repayments					Remaining
(All figures in NOK m.)	30.06.2003	2.h 2003	2004	2005	2006	2007	balance
Faeroes	61.3	13.0	22.8	20.2	5.3	0	0
Vestlaks Hirtshals AS	55.8	2.0	4.0	4.0	3.3	2.8	39.7
Pan Fish North-America	82.1	15.3	17.3	16.4	14.6	14.6	8.3
Processing in Norway	42.9	2.8	5.6	5.6	5.6	5.6	17.7
Seafood Products Ltd.	4.9	1.0	1.8	1.8	0.3		0.0
Grimmergata 5 AS	32.1	0.9	1.7	1.7	1.7	1.7	24.4
Leasing debt total	267.4	42.4	87.8	77.0	60.0	0	0
Total	**546.5**	**77.4**	**141.0**	**126.7**	**90.8**	**24.7**	**90.1**

The interest terms relating to the various loan arrangements in the table above vary, in some cases considerably. The companies in the Faeroes have different loans which mainly bear interest at 7.25 % or 7.50 % p.a. The loan to Vestlax Hirtshals AS has an interest rate of 5.75 % p.a. The loan to Omega

Salmon has an interest rate of 5 % p.a. Processing in Norway has a loan totalling NOK 42.9 million, of which NOK 39 million carries interest at NIBOR + 1.75-2.00 % and NOK 3.8 million at 7.2 % p.a. Seafood Products Ltd. has two loans from Handelsbanken with interest rates of, respectively, 5.5 % and 6 %, while the loan to Grimmergata 5 AS has an interest rate of 8.825%. The leasing debt carries interest at an average of NIBOR + 1.25 %.

Short-term debt to credit institutions
The aggregate credit lines not covered by the Refinancing are shown below:

Faeroes	Limit DKK m.	Drawings DKK m.	Interest terms
Føroya Sparikassi	131.3	131.3	7.75 % p.a.
Føroya Banki	0	+1.2	7.25 % p.a.
Denmark	**DKK m.**	**DKK m.**	**Interest terms**
	31.3	31.3	6.25 % p.a.
Processing Norway	**NOK m.**	**NOK m.**	
Sparebanken Møre	27.0	3.0	NIBOR + 2 %+ 0.125 % per quarter

Drawings on the credit in the Faeroes are by reference to a borrowing base.

Feed credits
The table below shows the aggregate interest-bearing feed credits as at 30.06.2003:

Region	NOK m.
Norway	(non-interest bearing credit payable after 60 days)
Faeroes	15.3
Scotland	32.0
North America	41.6
Total	**88.9**

Guarantees, etc.
Shown below is a summary of material unconditional guarantees.

Provided by:	On behalf of:	Amount (in NOK m.)
Pan Fish ASA	Lighthouse	32.1
Pan Fish ASA	Seafood Products Ltd.	2.1
Pan Fish ASA	Pan Fish France SA	2.0
Sub-total		36.1
Unconditional guarantees with other security		496.6
Total unconditional guarantees		532.7

The table above does not include an unconditional guarantee given by Pan Fish on behalf of Jørgen Vågsholm AS to Eggesbønes Næringsutvikling for rental payments for the new packing station. The rental agreement is for 20 years, with an annual rental of approximately NOK 11 million. Unconditional guarantees relating to the refinancing of NOK 2.9 billion are also not included.

Financial instruments
The Company today has an outstanding interest swap on a contractual principal of NOK 400 million under which the Company pays a fixed rate of 6.92% and receives a floating interest rate based on 3 month NIBOR. The agreement was entered into on 04.07.2002 with a start date of 19.09.2002 and a maturity date of 19.09.2008.

The Company has outstanding two interest/currency swaps. The first agreement was entered into on 28.03.2003 with a start date of 28.04.2003 and a maturity date of 27.04.2007. On the contract start date the Company paid NOK 194.5 million to the bank and received USD 26.5 million. The Company will pay USD interest in the period based on 3 month LIBOR and receive NOK interest based on 3 month NIBOR. The other agreement was entered into on 28.03.2003 with a start date of 28.04.2003 and a maturity date of 27.04.2007. On the contract start date the Company paid NOK 39.4 million to the bank and received EUR 5 million. The Company pays EUR interest in the period based on 3 month LIBOR and receives NOK interest based on 3 month NIBOR.

Accounting for interest swap
A provision has been made in the accounts in relation to the expected redemption value of the interest swap. The provision is re-calculated and adjusted at the end of each quarter.

Accounting for interest and currency swaps
Gains/losses on currency amounts are calculated on a monthly basis by using the exchange rate for the last day of the month. Actual interest is accrued when preparing the accounts and booked in the normal manner.

4.6. Other financial matters

Investments

Summary of Pan Fish's most important (measured by cost price) investments in other companies in recent financial years:

Company	Interest	Cost price (NOK m.)
1998		
None		
1999		
Norway Seafarms AS	40 %	130
Seafood Farmers AS	18 %	35
2000		
Global Fish AS	100 %	294
Welcon Pelagic AS	66 %	132
Seafood Farmers AS	82 %	123
Norway Seafarms AS	60 %	73
PF Vestsalmon	50 %	131
Austevoll Havfiske ASA*	19.9 %	191
Various fishing vessels	approx. 49 %	151
2001		
Gjølaks AS	100 %	170
Salmonor AS	100 %	372
Pan Pelagic ASA	17.3 %	300
2002		
Pan Pelagic ASA	From 95.8-98.9%	36
Vadsø Sildoljefabrikk AS	From 48.1-96.3%	35
2003		
PF Vestsalmon	67%	20

* Note that as a result of subsequent increases in capital in Austevoll Havfiske this interest has been reduced to 16.9%.

5. Share capital and shareholder matters

5.1. The Company's share capital

Pan Fish's registered share capital prior to the General Meeting on 10 October 2003 was NOK 1,320,090,050 divided into 2,640,180,100 shares each of NOK 0.50 par value fully paid and registered by name. The Company has one share class and each share has one vote.

Following the write-down of the share capital and the placing, the Company's share capital will be NOK 749,423,651.08 divided into 18,735,591,277 shares each of NOK 0.04 par value.

The summary below shows the development in the Company's share capital:

DEVELOPMENT IN SHARE CAPITAL (AMOUNTS IN NOK)

Date	Type of increase	Number of shares after change	Par value	Change in share capital	Share capital after change
1992	Company's formation	100	1,000		100,000
1995	Split	2,000,000	0.05		100,000
	Placing	3,500,000	0.05	75,000	175,000
1996	Transfer from reserves	3,500,000	0.50	1,575,000	1,750,000
	Convertible subordinated loan	3,525,472	0.50	12,736	1,762,736
1997	Convertible subordinated loan	3,677,012	0.50	75,770	1,838,506
	Split	18,385,060	0.10		1,838,506
	Public issue	22,185,060	0.10	380,000	2,218,506
	Issue on acquisition	23,221,060	0.10	103,600	2,322,106
	Convertible subordinated loan	23,225,060	0.10	400	2,322,506
1998	Convertible subordinated loan	23,736,000	0.10	51,094	2,373,600
	Issue on acquisition	23,886,000	0.10	15,000	2,388,600
1999	Issue on acquisition	25,040,881	0.10	115,488	2,504,088
2000	Convertible subordinated loan	30,522,868	0.10	548,199	3,052,287
	Transfer from reserves	30,522,868	2.00	57,993,449	61,045,736
	Split	122,091,472	0.50		61,045,736
	Convertible subordinated loan	128,567,522	0.50	3,238,025	64,283,761
2001	Convertible subordinated loan	130,139,374	0.50	785,926	65,069,687
	Issue on acquisition	154,988,414	0.50	12,424,520	77,494,207
2002	Placing	170,398,414	0.50	7,705,000	85,199,207
	Convertible subordinated loan	170,406,072	0.50	3,829	85,203,036
2003	Placing for cash[1]	1,370,406,072	0.50	600,000,000	685,203,036
	Placings through set-off	2,637,253,132	0.50	633,423,530	1,318,626,566
	Rights issue	2,640,180,100	0.50	1,463,484	1,320,090,050
	Write-down of share capital	2,640,180,100	0.04	1,214,482,846	105,607,204
	Placing against set-off of debt	18,735,591,277	0.04	643,816,447.08	749,423,651.08

Write-down of share capital

At the Company's Extraordinary General Meeting on 10 October 2003 it was resolved to write down the Company's share capital from NOK 1,320,090,050 to NOK 105,607,204 through a change in the shares' par value from NOK 0.50 to NOK 0.04 per share. The write-down amount is to be applied to cover losses which cannot be otherwise covered and can thus be implemented without notice to creditors.

Increase in share capital

At the same Extraordinary General Meeting on 10 October 2003 it was resolved to increase the Company's share capital by NOK 643,816,447.08 through the issue of 16,095,411,177 new shares of NOK 0.04 par value at a subscription price of NOK 0.05 (see section 2 of the Prospectus). The shares

[1] Payment took place partly through cash payment (approx. NOK 540 million) and partly through set-off of liquidity loans including accrued interest (approx. NOK 60 million) provided by the Banks.

were subscribed in the minutes of the General Meeting by the Banks, which have also assumed an obligation for further sale to other shareholders as at the date of the General Meeting on the same terms on which they themselves subscribed shares.

The Company's share capital following the increase in share capital is NOK 749,423,651.08 divided into 18,735,591,277 shares each of NOK 0.04 par value.

See further Section 2 of the Prospectus.

Subordinated convertible loan
At the Company's Extraordinary General Meeting on 10 January 2003 it was resolved to issue a new subordinated convertible loan with a par value of NOK 78,247,754. The loan was issued at par and has a term of 10 years. The loan is instalment free and will be interest free for the first 5 years and subsequently interest bearing with an interest rate of NIBOR+ 2%. The loan may be converted to share capital in the same period as it is interest free. The conversion price prior to the Refinancing was NOK 2.25 per share for conversion in 2003 and NOK 2.65 per share for subsequent conversion. As a result of the equity capital transactions which are taking place in connection with the Refinancing, the conversion price under the loan agreement has been adjusted to NOK 0.86 per share for conversion in 2003 and NOK 1.02 per share for subsequent conversion. Adjustment of the conversion price shall take place on changes in the share capital, including increases in capital, reductions in capital, splits, amalgamations, the issue of new convertible loans and other dispositions which may be unfavourable for bondholders. The share capital can through conversion of this loan be increased by a maximum of NOK 3,639,430 divided into 90,985,760 shares of NOK 0.04.

As at the present date no conversion to shares has been made.

If the Company prior to 10 January 2008 should merge and the Company is the company taken over and the acquiring company's shares are not listed on the Oslo Stock Exchange following the merger, the bondholders may require the bonds together with accrued interest to be redeemed, or require the bonds to be converted to shares in the Company. If the acquiring company's shares are listed on the Oslo Stock Exchange, or bondholders do not exercise their right as described, the conversion right will be transferred to a conversion right to shares in the acquiring company on terms adjusted for the exchange ratio in the merger. In the event of a merger where the Company is the acquiring company, and the shareholders in the company acquired receive settlement entirely in shares, the conversion price shall remain unchanged.

In the event of the Company deciding to increase or reduce the share capital, or a new resolution for the issue of subscription rights, winding-up, demerger or conversion, the bondholders shall have no other rights than those described above.

Otherwise the terms set out in the loan agreement of 8 January 2003, which is available from Norsk Tillitsmann ASA, shall apply. The loan has ISIN NO 001 017404.8.

Subordinated convertible loan approved at the Extraordinary General Meeting on 10 October 2003
At the Company's Extraordinary General Meeting on 10 October 2003 it was resolved to issue a new subordinated convertible loan of NOK 95,229,441 par value to Nordea Bank Norge ASA ("Nordea"). The loan was issued at par and subscribed through the set-off of a corresponding amount of Nordea's share of the Syndicated Loan. The loan is interest free, provided that the lender shall, on distributions to shareholders, receive a distribution which means that the lender net (i.e. after ordinary tax) is placed in the same position as if the loan had been converted in full to shares. The loan shall only be repaid to the extent that equity capital is repaid to shareholders.

Conversion can be made at any time and on one or more occasions until 10 October 2008. The conversion price is at NOK 0.05 per share. The General Meeting resolved to waive shareholders' preferential rights under §10-4 of the PCLA. The loan and the corresponding right to require the issue of shares may be transferred to another bank or financial institution without requiring the consent of the Company. The right to require shares to be issued cannot be separated from the loan. In the event of an increase in capital, reduction in capital, issue of rights to subscribe for shares and raising of new convertible loans, winding-up, merger, demerger, conversion and other changes in share capital (including changes in the shares' par value) the lender shall have the same rights as a shareholder. Alternatively, the lender has the right to require the conversion price is adjusted in accordance with the provisions on this in the loan agreement for the company's bond loan ISIN no. 001017404.8. The new shares which are acquired on conversion give the right to a dividend from and including the financial year in which the right to require the shares is exercised. Otherwise the new shares gives the same rights in the company from registration of the increase in capital.

In accordance with the two agreements of 30 September 2003 on, respectively, the Refinancing and the convertible loan, Nordea will, immediately after the Secondary Offering has been completed by the Banks, make a conversion of the convertible loan, so that Nordea, to the extent the loan is sufficient, acquires through the conversion the same number of shares in the Company as Nordea sells in the Secondary Offering. Nordea shall sell a maximum of 3,667,190,452 shares in the Secondary Offering which means that the increase in share capital in this connection may mean that this loan is converted in full. Conversion of this loan in full will involve the issue of 1,904,588,820 shares each of NOK 0.04 par value and the Company's share capital could thus be increased by up to NOK 76,183,552.80 as a result of this loan.

Own shares
As at the date of the Prospectus, Pan Fish holds none of its own shares.

Employee schemes relating to the acquisition of shares
Options have been issued to management in foreign subsidiaries, as well as employees in Norwegian subsidiaries, which give the right to subscribe for, respectively, 670,000 and 150,000 new shares in Pan Fish (a total of 820,000 new shares) each of NOK 0.04 par value at prices from NOK 10 to NOK 70 per share. The average subscription price (volume-weighted) is NOK 24.63 per share. The exercise dates for the options occur during the period January 2004 to September 2005. To exercise requires that rights holders are employed in the Pan Fish group. The option agreements include, among other things, normal provisions on dilution protection, including provisions that the exercise price will be adjusted for splits and amalgamations, but not for a reduction in capital through a change in the share's par value. The options, based on the current value of the Company, are without real value.

The options were awarded at Board meetings on 10 November 1999, 28 September 2000 and 8 March 2002. The Board today has no authorisation from the General Meeting to increase the Company's share capital in connection with any exercise of the options, or authorisation to acquire its own shares which can be used to fulfil the option agreement. If the General Meeting does not give such authorisations or issue shares on exercise of the options, the Company will be regarded as being in default under the option agreements.

Option scheme for Atle Eide and the rest of the senior management
Under Atle Eide's employment contract he is to enter into an option agreement for 2 million shares with an exercise price of NOK 0.10 per share. The exercise price will be adjusted for changes in the share's par value and/or changes in the number of shares through reduction in capital or similar. The adjustment arrangements are to be agreed in more detail in the option agreement, which has not yet been signed. Exercise can take place in the period from two to five years after the appointment date. If the Company dismisses Eide or if more than 50 % of the shares in the Company are acquired by a new owner, the options can be exercised within 30 days. If the General Meeting does not pass the necessary resolution, Eide will receive reasonable compensation for the loss of the options. see also Section 3.7.

The others members of the senior management in Norway do not have options.

5.2. Shareholder structure

20 LARGEST SHAREHOLDERS IN PAN FISH AS AT 10 OCTOBER 2003

Name	No of Shares	Ownership (%)
Nordea Bank Norge AS*	8,699,400,380	46.43
Den norske Bank ASA*	5,792,625,933	30.92
Sparebanken Møre*	563,354,321	3.01
Sparebanken Rogaland*	447,866,687	2.39
Sparebanken Midt Norge*	444,766,117	2.37
Sparebanken Vest*	281,677,161	1.50
Sparebanken Nord Norge*	281,677,161	1.50
Sparebanken Sogn & Fjordane*	211,257,869	1.13
Tine Pensjonskasse	49,555,501	0.26
Nagy Per	22,010,000	0.12
Swedbank Oslo	19,385,618	0.10
A. Sundvall ASA Interimskonto Innlån	12,000,000	0.06
Vestvik Preserving AS	10,670,000	0.06
Nordea Bank Danmark	9,282,618	0.05
Pictet & Cie Banque	7,800,000	0.04
Oslo Lufthavn A/S	6,856,512	0.04
Norsk Aller AS	6,856,512	0.04
Danske Bank AS 3887 Operations Sec.	6,774,514	0.04
Trondheim Kommunale	6,050,492	0.03
Hathon Eiendom AS	5,000,000	0.03
Total 20 largest	16,884,867,097	90.12
Others	1,850,724,180	9.88
Total	18,735,591,277	100.00

* The banks have agreed to make a secondary offering of 6,255,626,461 shares to shareholders in Pan Fish as at 10 October 2003 to meet the requirement for equal treatment.

As at 10 October 2003 Pan Fish had 12,117 shareholders of whom 267 were foreign.

5.3. Shareholder and dividend policy

The Board and management of Pan Fish consider that an open dialogue with the Company's shareholders and the stock market in general is an important means by which the share price can reflect the Company's earnings and actual values. Relevant information is provided in the form of press releases and on special cases and events also through letters to shareholders and otherwise in accordance with Section 23-2 of the Stock Exchange Regulations. The fixed reporting consists of annual and quarterly reports.

Dividend policy

The new board will carry out a new assessment of the Company's dividend policy and it is too early to conclude what the outcome of this evaluation will be. As a result of the reduction in capital which was approved in connection with the Refinancing, the Company will under no circumstances be permitted to pay dividends during the coming three years, see Section 12-5 of the PLCA, unless the share capital has once again been increased by an amount which corresponds to the amount of the reduction. In the short term there is thus no likelihood that Pan Fish will pay dividends.

Share price and volume development

The figure shows the share price and the volume development for the Pan Fish share in the period from 2001 up to the date of the Prospectus.

SHARE PRICE AND VOLUME DEVELOPMENT PAN FISH SHARE LAST THREE YEARS


PAN FISH
14/10/03
000'S
60
50
40
30
20
10
0
500
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
PAN FISH
PAN FISH - TURNOVER BY VOLUME(R.H.SCALE)
HIGH 57.65 20/10/00, LOW 0.10 7/3/03, LAST 0.17 10/10/03
Source: DATASTREAM

Source: Bloomberg

5.4. Tax issues for the shareholders

General

The following sets out a summary of the most important Norwegian tax rules which affect the shareholders' tax liability to Norway in connection with the subscription/acquisition, possession and realisation of shares. The summary is not intended to provide an exclusive description of all relevant tax implications, for example for investors who are subject to special rules. The summary is exclusively based on the tax rules applicable as at the date of this Prospectus.

Investors should seek advice from their own tax advisers in order to obtain information on the special tax conditions which apply to them.

Shareholders tax resident in Norway

Taxation of capital gains

Gains on the realisation of shares are taxed as general income and losses are deductible. For tax purposes the gain is calculated as the difference between the opening value and the closing value. The opening value is calculated based on the acquisition value. If the share is acquired through inheritance or gift, the acquisition value is set at the value which is used in calculating inheritance/gift tax. The acquisition value is adjusted for the share of the change in the Company's retained taxed capital during the shareholder's period of ownership, so-called RISK adjustment. RISK is calculated as at 1 January in the tax year. The closing value is set at the sale price. When the sale price is settled with consideration in shares, the sale price is set at the valuation of the consideration shares.

If a shareholder has acquired shares in a company at different times, the first acquired share is regarded as the first to be realised (FIFO principle).

Expenses paid to brokers or similar on the purchase and sale of shares are deductible in the year in which the share is sold.

Taxation of share dividends
Share dividends which are received by shareholders tax resident in Norway are at the outset taxable in Norway as general income at 28%. Under the rules regarding credits, shareholders obtain a tax deduction which corresponds to the tax charged on the dividend so that in practice the dividend is tax-free.

Wealth tax
The value of the shares is included in the basis for calculating wealth tax. Shares in listed companies are valued at 100% of the quoted price on the Oslo Stock Exchange on 1 January of the tax year.

Norwegian limited companies are not liable to pay wealth tax.

Shareholders tax resident abroad

Taxation of capital gains
Shareholders who are not tax resident in Norway will as a general rule not be taxable to Norway for any gains on the realisation of shares.

An exception applies under Norwegian law on the realisation of shares which have been owned in connection with a business in Norway or owned by a physical person and the shares are realised within five years of the expiry of the year in which tax liability on the basis of residence in Norway ceased.

The tax liability which follows under domestic Norwegian rules may be limited through tax treaties.

If the gain is taxable/the loss deductible in Norway for shareholders resident abroad, the same rules apply for calculating the taxable gain or deductible loss as for shareholders who are tax resident in Norway.

The gain may be taxable in the shareholder's country of residence.

Taxation of share dividends
Dividends to shareholders who are resident abroad are paid after deduction of withholding tax. The company is obliged to make a deduction to cover the income tax on such dividends. The general rate of withholding tax on share dividends under domestic Norwegian tax law is 25%.

If the shareholder is resident/domiciled in a state with which Norway has entered into a tax treaty, the withholding tax to be deducted will, as a general rule, be reduced to 15%. Under some tax treaties, withholding tax is further reduced and, in certain cases, will be 0. The provisions of the tax treaties on reduced withholding tax do not apply to shares registered with nominees. The Tax Directorate may, however, give foreign nominees the right to register accounts in VPS with a lower withholding tax rate than 25%.

If a shareholder is deducted excessive withholding tax, an application may be made to the Norwegian tax authorities for a refund.

Independently of the Norwegian tax rules, a shareholder who is tax resident abroad may be taxable for dividends under the rules of the country of residence, or possibly such other place to which the share has a particular connection.

Wealth tax
Shareholders who are tax resident abroad are not liable to pay wealth tax to Norway. An exception is made if the shares have a particular connection to a business the shareholder carries on in Norway.

The shareholder may be liable to pay a wealth tax under the rules of the state in which the shareholder is tax resident.

5.5. Voting rights and transferability

Each Pan Fish share carries one vote in the Company's general meetings. The shares in Pan Fish are freely transferable.

5.6. Registration in the Norwegian Central Registry of Securities

The shares are registered in the Norwegian Central Registry of Securities. The shares' securities number is ISIN 305410.8. The company's account manager is DnB through DnB Markets, Securities Service.

6. The Market for Farmed Salmon

6.1. Introduction

Seafood (both wild catch and aquaculture) today represents only around 12% of the western world's food consumption. Global meat and poultry production is roughly 10 times as large as aquaculture.

Western World Food Consumption


Seafood
12%
Other
8%
Pork
10%
Poultry
30%
Beef
40%

Source: FAO

Global Farmed Meat Production


Aquaculture
9%
Other
11%
Beef
22%
Pork
35%
Poultry
23%

Source: FAO

Global consumption of fish has risen for several years. In the period 1960-2000 global average consumption of fish rose by 70% from approximately 9.4 kg to approximately 16 kg per capita.

Aquaculture is the world's fastest growing food sector. While production of wild caught fish showed average annual growth from 1950 to 1970 of 6%, production from 1970 to 2000 showed a slightly falling trend. For the same period (1970-2000) production in aquaculture has shown average annual global growth of 9.5%, while land-based meat production (beef, poultry, pork) has shown average global growth of 2.8%.

The global production of beef is more or less static, as a result of limitations relating to cultivatable land and water for irrigation. Pork production is increasing slightly, particularly in China.

With increased health awareness and per capita disposal income in the western world, the FAO expects a further 30% rise in per capita seafood consumption to 22.5 kg by 2030.

Compared with expected population growth from the present 6.1 billion to 8.1 billion by 2030, global demand for seafood is expected to increase from the current 130 million tonnes to 180 million tonnes.

Per capita consumption (kg)


EU
The World
Japan
Portugal
Norway
Spain
Finland
Sweden
France
Denmark
Greece
Italy
USA
Belgium
Ireland
UK
Germany
Netherlan
Austria
0
10
20
30
40
50
60
70
80

Source: FAO

Global seafood production (tonnes round weight)


200,000,000
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020 2025 2030
Wild catch of fish meal/fish oil
Wild catch to human consumption
Aquaculture

Source: FAO

With stable demand growth for seafood, combined with stagnating and falling catch volumes, global aquaculture has grown over the last 30 years to represent approximately 36% of the total global supply of fish and other seafood. The world's production of farmed fish is expected to continue to increase at the same time as growth in the global wild catch of fish is expected to be stable or slightly falling. Around 75% of the world's wild fish resources are currently considered to have been over-fished or fully utilised. Even though a large proportion of aquaculture is scale production in Asia (carp, oysters, mussels, etc.), there has been strong growth in the intensive farming of marine "high value" fish species and it is not unlikely that the world's wild catch will be overtaken by aquaculture. As the traditional wild catch is characterised by over-fishing and increased costs, aquaculture represents a growing long-term cost-effective solution to the world's increasing demand for fish.

World Aquaculture Production (tonnes LWE)


40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
1970 1975 1980 1985 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000
Other species
Tilapia
Salmon/Trout
Shellfish
Carps

Source: FAO

Already today the main part of high value species such as Atlantic salmon, trout, turbot, sea bass and sea bream are produced through farming. This means that fresh fish can be delivered in stable volumes around the year, with stable quality, at the same time as pressure is reduced on wild fish stocks of these species. The increasing industrialisation of aquaculture production, with the farming of fish now benefiting from the same advantages that have traditionally characterised land-based meat production, has resulted in a marked fall in production costs. It is also expected that with feed resources representing a growing shortage factor, production of farmed fish will be more and more competitive in relation to other animal protein production, since farmed fish have a feed factor which is three times more efficient than poultry, five times more efficient than pork, and seven times more efficient than beef.

6.2. Production of Atlantic Salmon

Atlantic salmon is the fastest growing of all farmed species, with an average annual volume growth of 15% over the last 10 years. In this period the aquaculture industry (Atlantic salmon) has been characterised by consolidation, vertical integration and internationalisation, at the same time as there has been a steady improvement in product quality and fall in production costs. The market for farmed salmon has shown strong and continuous growth for a long period. In the period 1989-2002, the supply (harvesting) of farmed salmon on a world basis has increased from around 220 to around 1180 thousand tonnes round weight. This is an aggregate increase of some 440% and corresponds to an average annual growth rate of approximately 14%.

FARMING OF SALMON 1992-2002


Salmon Farming (tonnes round weight)
1400
1200
1000
800
600
400
200
0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Slaughtering volumes of Atlantic salmon
Slaughtering volumes of Pacific salmon

Mainly two salmon species are farmed, Atlantic salmon and Pacific salmon. As set out in the figure above, farming of Atlantic salmon is by far the larger. Atlantic salmon is superior to the Pacific salmon with regard to feed utilisation and growth velocity and is therefore more attractive for industrial and commercial aquaculture.

Value chain in salmon farming

The salmon's production and value chain in farming is shown in the figure below.

VALUE CHAIN IN SALMON FARMING


Broodstock
Hatcheries
Juvenile
Ongrowing
Prosessing
Sales

Broodfish and hatcheries

The process starts with the extraction of eggs and milk (sperm) from a carefully selected stock of broodfish. The most common method for extracting eggs is based on stroking. Fertilisation of the eggs takes place externally, immediately after the eggs have been collected. The fertilised eggs are transferred to hatcheries for careful monitoring and cultivation. In farming, all fish which are used in broodfish production are slaughtered after the eggs and milk have been extracted. The eggs then hatch into small fry, which look like a miniature adult fish. From hatching, it takes approximately six weeks before the salmon fry can be fed with dry feed.

From hatching to smolt

After becoming accustomed to dry feed, the fry are moved into large land-based tanks. The salmon fry are held in fresh water until they have undergone smoltification. The salmon fish/fry must pass through approximately 2,500 day-degrees from fertilisation of the egg until maturity as a smolt.

In farming it is possible to produce smolt ready for the sea over a period of between six months to one year in land-based smolt facilities. Even though the biological development process from hatching to smolt requires a specific number of day-degrees, it is nevertheless a primary challenge in smolt production to determine the date when it is correct to introduce the smolt to the sea.

Release, feeding and growth
Feeding of salmon and trout takes place in pens in the sea. In saltwater the salmon grows up to three times faster than in freshwater. From the time when the smolt are released in the sea it normally take 12-24 months before the fish is of a size ready for harvesting (3-8 kg).

The fish's growth rate depends on a number of factors, such as genetic resources, initial feeding, smolt quality, date of release, size grading and other classification, water quality and temperature, location, feed quality, feed technology, density, hygiene and disease status.

There are normally two main releases, spring and autumn. In reality fish are introduced to the sea more regularly over a large part of the year in order to allow for even production. Large smolt are introduced in March/April before the greater part of the spring release takes place in May. Roughly two-thirds of the release takes place in the first half year. The release of fish in the autumn normally takes place regularly until November.

Subject to there being no increase in production (the total of growth, fish released and fish harvested is equal to zero) and regular out-takes, the aggregate biomass (weight of fish in the sea) in an aquaculture location in the northern hemisphere will normally develop during the year roughly as illustrated in the figure below.

Development in biomass


Biomass; % of the yearly top
110
105
100
95
90
85
80
75
70
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Des

The individual factor which has the greatest impact on the cycle outlined is temperature.

Harvesting, processing and further processing
Fish ready for harvesting is collected from the aquaculture facility and transported to the packing station.

By cooling the fish down to a core temperature of 3-4 °C while still alive, the fish is calmed at the same time as blood is drawn from the muscles.

From the cooling tank the fish is normally transferred to a partly automated slaughtering facility in which the fish is slaughtered (killed and emptied of blood) by cutting off the gill chamber and gutted (removal of internal organs). Subsequently the fish is sorted by weight and quality and packed in crates with ice. The fish is quality graded in accordance with nationally defined standards under which Superior is the best standard in all countries.

Fish that is destined for the end market or processing plant is carried in an unbroken refrigerated chain.

In addition to (frozen and fresh) fillets the most common processed salmon products are smoked salmon, cured salmon, skin and bone-free portions for catering and ready-packed portions for the retail market.

Sales, distribution and marketing

The largest geographic import markets for salmon are Asia, North America and Europe. From Norway, the Faeroes and Scotland the fish is transferred by truck to the Continent. For the markets in Asia and North America fresh fish is air-freighted and frozen fish carried by ship. Salmon from the USA and Canada is carried by truck to its customers.

Traditionally there have been very many intermediaries in distribution between the farmer and end consumer of fresh seafood. Only the largest aquaculture companies are integrated through to the end distributors or processing company. The smaller farmers will typically sell fish to an exporter, who in turn will sell on to an importer, other wholesalers and distributors, who finally sell on to industrial companies (further processors) restaurants, supermarkets etc.

The largest producing countries

The table below shows the development on an annual basis in supply (harvesting) of Atlantic farmed salmon since 1995. Norway is the world's largest producer nation, followed by Chile, the UK (Scotland) and Canada. However, the Norwegian market share has been reduced from 55% in 1995 to 42% in 2002. The table shows that the market shares have mainly been lost to Chile.

SUPPLY OF ATLANTIC SALMON (1000 TONNES ROUND WEIGHT)

	1995	1996	1997	1998	1999	2000	2001	2002	Annual growth rate 1995-2002	Share 1995	Share 2002
Norway	249	292	316	343	411	422	411	444	9 %	55 %	42 %
UK	72	83	100	111	126	129	150	133	9 %	16 %	13 %
Chile	54	77	97	107	102	151	245	277	26 %	12 %	26 %
Canada	32	34	48	59	67	80	97	100	18%	7 %	10 %
USA	17	18	19	21	23	22	24	15	-2 %	4 %	1 %
Faeroes	8	17	21	19	36	30	41	42	27 %	2 %	4 %
Others	21	25	27	29	32	33	37	41	10 %	4 %	4 %
Total	**453**	**546**	**628**	**689**	**797**	**867**	**1005**	**1052**	**13 %**	100 %	100 %
Annual growth		*21 %*	*15 %*	*10 %*	*16 %*	*9 %*	*16 %*	*5 %*			

Source: Kontali Analysis

There was a total supply for 2002 of approximately 1,052,000 tonnes round weight. The average annual growth rate for the total supply of Atlantic salmon has been approximately 13% from 1995 to 2002. This is a very rapid growth rate, measured in comparison with most industries: with an annual growth rate of 13% production is doubled over a period of just 5.6 years.

Norway

Norway supplied 444,000 tonnes round weight of Atlantic salmon in 2002, an increase of 8% in relation to 2001. Norwegian production and export of salmon and trout has risen considerably in recent years. The export of salmon has more than doubled from 1992 to 2002. Norwegian salmon is exported to more than 130 countries, with the EU as the largest market for Atlantic salmon and Japan as the largest market for trout. Norwegian fjords have good conditions for various types of farming with a relatively stable temperature, large freshwater and saltwater resources and good infrastructure.

The Norwegian aquaculture sector is subject to governmental regulation, feed quotas and licence regulations. Regulations are set to prevent over-production, protect the environment, as well as maintain the minimum prices set by the EU.

According to the Fisheries Department, as at March 2003, there were 822 licences in operation for production of salmon and trout for consumption in Norway. Production under a licence is often divided between several sites. Today salmon farming is carried on at approximately 1700 sites along the coast of Norway. Nordland and Hordaland have the most sites.

The Norwegian aquaculture industry has considerable growth potential and the conditions exist for Norwegian producers to have the lowest production costs.

Chile
Chile supplied 277,000 tonnes round weight of Atlantic salmon in 2002, an increase of 13% in relation to 2001. The greater part of the production of fresh Atlantic salmon fillet, together with approximately 40% of the frozen Atlantic salmon, is exported to the American market, while the Japanese market is the most important market for trout.

Chilean producers have, largely due to lower investments and higher equity capital, achieved somewhat lower costs than, for example, Norwegian farmers. This, combined with high prices in the USA, has given Chilean farmers acceptable profitability on sales to their main market, the USA.

Chile has, in common with Norway, very good farming conditions and an increasingly better infrastructure together with almost perfect natural conditions for aquaculture. It is expected that Chilean aquaculture will more than double in size over the next 5-7 years.

UK
The UK supplied 133,000 tonnes round weight of Atlantic salmon in 2002, a reduction of 11% in relation to 2001. Scotland, the Orkneys and Shetland are responsible for British production of farmed salmon. British producers are known for producing high quality products suitable for smoking. As a result, they obtain a higher average price in the European market than most other producers. In spite of relatively high volume growth in 2001, the production potential of the British aquaculture industry is roughly fully utilised, as a shortage of good farming sites limit the possibilities for growth.

Canada/USA
Canada supplied 100,000 tonnes round weight of Atlantic salmon in 2002, an increase of 3% in relation to 2001. Canada exports mainly fresh gutted salmon, primarily to the USA where Canadian producers have a market share for this product of virtually 75%. Exports to the European market have until now been insignificant.

The USA supplied 15,000 tonnes round weight of Atlantic salmon in 2002, a reduction of 37.5% in relation to 2001. The USA mainly produces for its own market. The production potential of the American aquaculture industry is limited due to the lack of good farming sites.

The Company believes that production in North America will now be significantly reduced, which will give Chilean producers an opportunity to sell larger quantities. Due to problems with disease and parasites, Pan Fish North America produces much lower volumes than it has capacity for, with resulting high costs.

Other producer nations
The Faeroes supplied 41,000 tonnes round weight of Atlantic salmon of in 2002, an increase of 11% in relation to 2001. Production in the Faeroes is now falling dramatically due to financing difficulties combined with major operational (disease) problems.

Other producer nations of some size are Ireland, which is the only country within the Euro zone, as well as Australia and Iceland. All these three areas are marginal.

Main features of the present market situation
The most prominent feature of the world's salmon markets over the last 2½ years has been a very significant increase in production and supply. Consumption in the main markets for Atlantic salmon has continued to grow rapidly, although at a slightly lower rate in recent years, while the farmers have been obliged to accept steadily lower prices in order to find markets for their fish. The figure below shows the development in biomass since 1999, which supports expectations of reduction in supply growth.

BIOMASS DEVELOPMENT – EUROPE AND NORWAY


Estimated development - Biomass Europe
(Europe = Norway, UK and the Faeroe Islands)
2000
2001
2002
2003
550,000
500,000
450,000
400,000
350,000
300,000
250,000
tonnes wfe
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Source: Kontali Analysis

The figure below shows the development in the FNL price – the average price per kilo of fresh gutted salmon of superior quality, ready packed and delivered from the packing station – on a weekly basis since the beginning of 1995. This shows both how much the salmon price has fluctuated during this period, as well as the particularly low levels experienced in 2001/2002.

PRICE DEVELOPMENT


40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
NOK
1996 1997 1998 1999 2000 2001 2002 2003
Ar
FNL pris
Average

Source: FHL

The development in quarterly harvesting volumes for the main producing countries in recent years contributes to explaining the development in the salmon price. As set out in the table below, the second quarter of 2000 coincides with the first quarter when Chilean production began to grow particularly strongly. Prospects of the strong growth in Chilean aquaculture production continuing contributed to a significant price fall until November 2000. Measured by average Norwegian export prices, the price of salmon fell by roughly 30% in this period.

CHANGES IN HARVEST VOLUMES, QUARTERLY

	1Q 00	2Q 00	3Q 00	4Q 00	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02	3Q 02	4Q02	1Q 03E	2Q 03E
Norway	3 %	4 %	0 %	1 %	11 %	-1 %	-5 %	-7 %	-1 %	12 %	6%	15 %	5 %	10 %
UK	11 %	4 %	-7 %	5 %	10 %	12 %	25 %	16 %	0 %	-15 %	-2 %	0 %	-3 %	39 %
Canada	22 %	10 %	25 %	20%	6 %	28 %	26 %	23 %	18 %	10 %	-9 %	-21 %	7 %	-18 %
Chile	25 %	84 %	80 %	61 %	88 %	60 %	17 %	38 %	19 %	24 %	19 %	-4 %	6 %	-8 %
Færoes	7 %	-36 %	-20 %	-8 %	22 %	84 %	31 %	4 %	34 %	30 %	9 %	-40 %	-26 %	-44 %

Source: Kontali Analysis

The table shows that harvesting of Chilean salmon increased by more than 50% (compared with the same quarter the year before) for 5 quarters running. As other producer nations, such as Canada, the UK and Faeroes, have also harvested increasingly larger volumes, salmon prices have been falling/low throughout the whole of 2001 and 2002. The market situation has led to a need to adapt supply and capacity and has, to a considerable extent, contributed to the current fall in supply growth.

Prices in Europe have risen considerably from their low last winter, and many producers are earning money at current price levels (early October 2003). Many participants and analysts believe that prices will rise further in future. It must be emphasised, however, that price developments are very difficult to predict and are subject to considerable uncertainty.

6.3. Main markets for Atlantic salmon

The summary below shows annual consumption of Atlantic salmon on a worldwide basis since 1995, divided between the most important markets.

CONSUMPTION OF ATLANTIC SALMON (1000 TONNES ROUND WEIGHT)

	1995	1996	1997	1998	1999	2000	2001	2002	Annual growth rate 1995-2002
EU	279	334	370	396	445	462	478	489	8%
growth		*19%*	*11%*	*7%*	*12%*	*4%*	*3%*	*2%*	
USA	79	100	127	147	170	202	252	298	21%
growth		*25%*	*28%*	*16%*	*16%*	*19%*	*25%*	*18%*	
Japan	33	37	40	37	60	56	65	65	10%
growth		*11%*	*11%*	*-9%*	*63%*	*-7%*	*18%*	*-2%*	
Others	85	79	95	104	121	151	189	200	13%
growth		*-8%*	*20%*	*10%*	*17%*	*24%*	*25%*	*6%*	
Total	**477**	**548**	**631**	**683**	**797**	**871**	**985**	**1052**	**12%**
growth		*15%*	*15%*	*8%*	*17%*	*9%*	*13%*	*7%*	

Source: Kontali Analysis

The most important consumer markets for Atlantic salmon are the EU, USA and Japan. Of these the EU is by far the largest market, while the USA is the fastest growing. In the group "others" the fastest growing consumption is in Russia, Eastern Europe, Brazil and China.

As the Company sees it, there is no clear world market for farmed salmon. There appear to be two, perhaps three, partly independent markets with regard to price/demand: Europe, the USA and South East Asia. Price formation in 2003 illustrates this in that there have been very high prices in the USA at the same time as prices in Europe have been at record low levels.

The figures below show the quarterly consumption growth for Atlantic salmon in the EU and USA respectively. These illustrate that there have been different developments in these main markets - particularly recently. In addition to possible trend differences in consumer preferences and the fact that the markets have their bases in different absolute levels, there are several factors that can explain the difference in growth rates between the EU and USA. Reduced market access for Norwegian salmon in the EU market as a result of the minimum price arrangement in the EU agreement, as well as very strong growth in production and supply of Chilean farmed salmon, can, to a large extent, contribute to explaining these differences.

QUARTERLY CONSUMPTION GROWTH – EU AND USA


Quarterly Consumer Growth EU
20%
15%
10%
5%
0%
-5%
-10%
Quarterly Consumer Growth USA
40%
30%
20%
10%
0%
-10%

Source: Kontali Analysis

It is further likely that the difference in consumption growth is also due to the fact that lower prices for farmers have benefited American consumers to a greater extent than European. A large part of farmed salmon in the European market is traded through a number of cost-adding intermediaries. In the American market, however, more efficient distribution of farmed salmon products has been established and a relatively greater proportion of salmon products is sold directly to end users. Fewer cost-adding intermediaries have, to a large extent, contributed to lower prices for end users as well.

EU

In the EU consumption of farmed salmon in 2002 was approximately 489,000 tonnes round weight, corresponding to approximately half of consumption on a world basis. Norwegian and Scottish salmon farmers accounted for the greater part of the supply to this market.

Consumption of salmon within the EU has risen steadily, with an average growth rate of approximately 11% since 1993. The supply of Atlantic salmon increased by 3% from 2001 to 2002. According to Kontali Analysis, the volume to the EU markets is expected to increase to 522,000 tonnes round weight in 2003.

France represents the largest submarket for Atlantic salmon within the EU. In France there is a particularly large market for smoked salmon during the Christmas season which contributes to consumption of salmon in the EU normally being highest in the last quarter of the year.

USA

Since 1995 the USA's share of total consumption has increased from around 17% to around 28% in 2002. In 2002, approximately 298,000 tonnes round weight of farmed salmon were consumed. Chile and Canada are mainly responsible for the supply of salmon to the American market. Americans spend approximately USD 50 billion annually on seafood products. Approximately 65% of these products are consumed through the hotel, restaurant and catering segment, while retailers account for the remainder of consumption. After tuna and shrimps, salmon is the most consumed seafood product.

Both the USA and Japan have a substantial fishery for Pacific salmon. As set out above, the USA is the fastest growing of the major markets for farmed salmon. In the USA, consumption of farmed Atlantic salmon has increased both as a result of a decline in the volume of wild caught Pacific salmon, at the same time as salmon has become more available. In addition, the aggregate consumption of fish in the USA is rising. According to Kontali Analysis, the volume to the American market is expected to grow to 313,000 tonnes round weight in 2003. Consumption per capita is expected to grow significantly in future, as seafood and in particular salmon products are regarded as healthy and as a good source of protein as well as important vitamins and minerals.

Japan

In common with the USA, the volume of wild caught Pacific salmon has been significantly reduced in Japan. It has taken time for Atlantic salmon to win acceptance in a demanding and traditional Japanese kitchen. As consumers in Japan become familiar with the taste of Atlantic salmon, it is estimated that there is considerable growth potential for farmed Atlantic salmon in this market. Japan is the world's largest market for fish and has a higher seafood consumption per capita than any other country in the world. Consumption of salmon per capita has been around 4 kg.

During recent years the USA has put pressure on Japan to reduce import tariffs on seafood products, which will be of particular importance for growth potential in this market. In Japan, consumption of Atlantic salmon was around 65,000 tonnes round weight in 2002 and Kontali Analysis expects that the volume in Japan will be reduced to 58,000 tonnes round weight in 2003.

Other markets
The East European markets are not developed markets for farmed salmon, but are expected to have considerable potential. Russia and Poland are the most developed markets in this region.

Asian markets for farmed salmon are countries such as China, Hong Kong, Taiwan, South Korea, Singapore, Malaysia, Indonesia and the Arab Emirates. Exports to these countries are growing rapidly, but volumes continue to be low. The Asian markets are characterised by high population density, a tradition of eating seafood, as well as increasing purchasing power.

South America is another region with considerable future potential. Increased salmon consumption in, among others, Brazil gives positive indications of this. The increased demand is expected to be met mainly from Chilean exports.

6.4. Main factors in expected demand growth for farmed fish

The most important drivers of the expected future demand growth can be summarised as follows:

Limited supply of wild salmon
The global catch of wild fish appears to have stagnated and the supply of many of the most important species is showing a decline. The global supply of farmed fish is increasing as a result of a reduction in the supply of wild fish. Conventional fishing is threatened by over-fishing and increased costs, while production costs for farmed fish have shown a falling trend. Fish farming appears to be the most cost-efficient manner to respond to the reduction in the supply of wild fish.

Population growth
The world population amounts to some 6 billion people. According to the UN, the world population increases by approximately 1.33% per year, which corresponds to 78 million people. This growth rate means that the world population will total some 9 billion people by 2050. As mentioned above, the world's wild fish stocks are already over-fished. On the assumption of stable consumption per person, increased demand for fish for a growing population must be compensated by increased supply from the aquaculture industry.

Consumption per person
In addition to a significant increase in population in future, consumption of seafood per person is also expected to increase in many markets. This will result in an even greater gap between the wild catch and demand for seafood in future. This could again strengthen the aquaculture industry.

Market penetration
In recent years there has been increasing focus on health-related issues related to the consumption of seafood. Seafood is seen as a healthy alternative to meat products. Salmon and trout have in recent years achieved a strong global market penetration, mainly due to a stable supply of a number of different processed products. Consolidation in the aquaculture industry has strengthened product development and improved distribution channels to the global demand groups.

Higher living standards
Economic growth in Asia, Europe, the USA and parts of Eastern Europe has raised living standards in these regions. This has resulted in, among other things, an increased demand for quality products from

the seafood industry. Salmon is regarded as a high quality product and the strongest demand growth is expected in the industrialised countries.

Supply of Atlantic salmon
The global supply of Atlantic salmon has increased more than 20-fold since 1984 and growth appears to continue in spite of geographic and political limitations. Norway and Chile have the best geographical conditions for farming (water temperature and deep coastline with sufficient water flow). Chile lacks infrastructure while Norway is subject to political restrictions. Growth in North America, the UK and Faeroes is limited by availability of good sites as well as environmental factors.

Substitutes
Wild fish, chicken, pork and beef are the closest substitutes to farmed salmon. The market price of beef in the global market is expected to fall as a result of the agriculture reforms proposed by the EU. It is expected that this will affect total demand for fish products. The aquaculture industry exploits shortage factors such as, for example, feed better than its substitutes, which in the long term will be a competitive advantage. The production cost of chicken, pork and beef has been relatively stable in recent years, while the production cost for Atlantic salmon has fallen by approximately 50% since 1991. A further future reduction in production costs for Atlantic salmon is expected to strengthen the competitive position of farmed salmon.

Stable supply
Wild caught fish in a market context is not a perfect substitute for farmed fish. Farmed fish has a comparative advantage with regard to guaranteed and stable deliveries throughout the year, a guaranteed level of freshness, as well as full traceability.

7. Risk factors

An investment in Pan Fish shares in connection with the transaction referred to in this Prospectus involves risks for an investor. A number of risk factors are presented below which are considered relevant for Pan Fish and the group's activities. The description is not exhaustive. Matters which are not discussed may also be material to an evaluation of the Company's shares as an investment. The factors referred to below, with the addition of all other information set out in this Prospectus, should be carefully considered in connection with an evaluation of the Ccompany's shares as an investment.

7.1. Financial risk

Following the Refinancing (see Section 2.2) Pan Fish will continue to be a financially highly geared company with a limited capacity to withstand significant negative deviations of a biological or economic nature. The Company's future development and growth will thus be dependent on the Company's ability to service its debt.

As an example, future investment requirements, the development in working capital and/or the financial consequences of the risk factors described in this Prospectus could necessitate the provision of further external debt and/or equity capital. Limited availability or significant changes in the terms of such capital could hinder or limit the Company's future growth strategy. Furthermore, Pan Fish will, as a result of the risk factors which are referred to in this prospectus or other factors, possibly breach the financial covenants for the Company's loan facilities (see Section 4.5). No guarantee can be given that the Refinancing will be sufficient to avoid such capital requirements or breach of financial covenants.

7.2. Market risk

Price development
Pan Fish's financial position and development depends to a considerable extent on the development in the price of farmed salmon, which historically has been subject to substantial fluctuations.

The price development for farmed salmon will also in future be affected by the balance between the aggregate supply of and demand for farmed fish in the market. A situation with over-production could once again lead to a fall in prices, as has been the case in 2001-2002, which itself may have significant consequences for the Company's profitability and liquidity also after implementation of the Refinancing.

The supply of farmed salmon will continue to be affected by the strong global competition between producers and producer nations and could be affected by producer countries such as Chile attempting to channel greater parts of their production to the EU. Demand for farmed salmon will be affected by a number of factors which the Company cannot control. Any shift in demand may also mean lower product prices and thus involve negative consequences for both sales and results in Pan Fish.

Traditionally it has been over-supply and not a decline in the market which affects prices for this type of biological production and it must be expected to continue to be so in the future as well. Production and sale of farmed salmon will for the foreseeable future have to be regarded as a cyclical industry with the natural price fluctuations that flow from this.

Feed costs
Feed costs represent a major part of production costs (up to 50%) in salmon farming, and fluctuations in feed prices could thus have a significant impact on the industry's profitability. Feed prices are affected both by the global markets for fish meal and marine animal/vegetable oils and the fact that the feed industry is characterised by a few global participants. Natural limitations on the marine resource base can lead to a global shortage of meal and oil for fish feed production. Feed producers have, however, come a long way in their efforts to replace parts of the marine ingredients with vegetable ingredients.

7.3. Operational risk

Disease

Operation of farming facilities involves not inconsiderable risk with regard to disease. In the case of an outbreak of disease, the farmer will, in addition to the direct loss of fish, incur substantial costs in the form of premature harvesting, the disposal of harvested fish and subsequent periodic limited production capacity. Salmon farming has historically been through several periods with extensive disease problems. Common for all of these is that a solution has been found through breeding, better operating routines, increased know-how regarding the fish's biological requirements and the development of effective vaccines. During the 1990s the health situation in salmon farming improved dramatically. The development of effective vaccines against the most important diseases, as well as generally better operating routines, have led to a reduction in antibiotic use of over 99%. Antibiotic use in salmon farming is now much lower than for intensive meat production and agriculture, with which it is natural to make comparisons.

The economic importance of disease is measured in the form of waste percentages, reduced growth or reduced quality for the end product. In addition, disease represents suffering for the fish. The waste percentage per generation varies of course, both between generations and farming nations/regions, but an average for the industry will be around 10-15% per generation. Over half of this is fish that is taken out of the sea before it reaches a half kilo, and there is thus a limited cost in relation to it. This is particularly the case when the fish is released, since it has to start life in the sea and is subject to stress and must adapt to a completely new environment.

The risk of an outbreak of disease is reduced through good husbandry and the choice of good sites. ISA (infectious salmon anaemia) represents today the greatest disease problem in the aquaculture industry. The virus, which is prevalent in a number of wild fish species in seawater, was first discovered in Norway in 1984 and led to substantial losses of fish around 1990. The virus is also prevalent in Scotland, Ireland, the Faeroes, the east coast of Canada, USA and Chile. The risk of an outbreak increases strongly with proximity to the source of infection, suboptimal operation and inadequate fallow periods and there has been a significant geographic concentration of disease in areas with high farm densities. The disease is subject to governmental control measures, with harvesting and fallow periods as the most important methods. Fish which is slaughtered from an infected facility is transported to the packing station in a closed well boat and all waste from slaughtering is retained in order to avoid infecting neighbouring facilities. The fish meat represents no health risk for humans and is freely sold. In Norway and the Faeroes the authorities have developed national control plans involving vaccination in risk areas. Effective vaccines have been developed which are ready for use in the market. Vaccination as a method of control is, however, subject to consideration by the ESA-EU. Currently no decision has been made by the ESA-EU regarding their attitude to vaccination against ISA, neither in Norway nor the Faeroes. If vaccination is permitted, this will be used in geographically limited areas and in accordance with special instructions from national veterinary authorities. The risk of epidemics and consequential economic risk will then be significantly reduced.

IPN (Infectious pancreatic necrosis) is a virus which is found throughout the world in a number of wildfish species, both in freshwater and in seawater. Previously IPN was mainly considered to be a problem in salmon in freshwater, but since 1994 outbreaks in smolt in seawater have been common. Even if there is vaccination against the disease, the vaccine provides only partial protection and then only in the sea phase. IPN can still lead to substantial mortality (varying from moderate to massive) in salmon fry. It is the general view today that IPN can mainly be prevented through a good water environment and a robust fish, as well as by avoiding taking eggs from facilities where IPN has been found. In addition, it is important to avoid stress and maintain good routines for hygiene in the facility.

IHN (Infectious hematopoietic necrosis) is a virus which is found naturally in wild Pacific salmon (Sockeye and Chum). The original name of the disease was "Sockeye disease". In the marine phase the wild salmon carries the virus without apparent sickness. Fry can, however, show high mortality rates, which has created considerable problems for breeding plants for wild fish. Virus development increases in wild salmon on maturity and culminates at the point of breeding. The Atlantic salmon is sensitive to the virus and is exposed to wild fish infection in the sea. Farmed fish on the West Coast of North America have, to a varying degree, been affected by wild fish invasions and are thus also, to a varying degree, exposed to infection, depending on the location of the facilities. The disease can lead to mortality from 0-80% at the facilities. After some years without outbreaks of the disease since the last epidemic in 1994-1995, the disease has once again broken out in 2001-2002. The disease has several similarities with ISA. The authorities in British Columbia do not require, however, an immediate cessation of production on an outbreak of IHN, as is the case for ISA. Fallow periods or final harvesting at a location are, however, a requirement. IHN represents no health risk for people and infected fish is freely sold. Sick or dead fish are of course destroyed. The disease is now being fought on several fronts. First and foremost the production pattern in Canada is being changed with the production of larger smolt so that the fish spends a shorter period of time in the sea (shorter growth period up to harvestable weight) and consequentially a shorter period when it is vulnerable to the build up of infection. IHN is also being fought through the implementation of classical disease prevention measures corresponding to the fight against ISA in Norway, Scotland and the Faeroes. Vaccines against IHN have so far had little effect.

Effective vaccines are found, however, as prototypes with the vaccine producers and an application for approval for commercial use will be made in the near future. Canada's future as a major producer of Atlantic salmon is conditional on such a vaccine being approved. If this does not take place, it will still be possible to carry out aquaculture but to a much less extensive degree.

Kudoa thyrsites is a parasite that is naturally present in wildfish throughout the world. On the west coast of North America it is particularly prevalent and for several decades has given problems for certain species of white fish and, to some extent, also salmon. It is believed that farmed salmon are infected in the sea in that the parasite is found in the water and is passively carried to the farm facilities. Until 2000 the impact of Kudoa on the West Coast of America involved losses of between 0-3%. In recent years, however, the problem has grown considerably with an increased shortage of freshwater resources leading to smolt being released in the sea at a much smaller individual size and poorer quality. Smaller smolt sizes mean that the fish spends a longer period in the sea with an associated longer period of further build up of infection, all other factors being the same. Kudoa does not lead to illness in the fish, but infects the salmon's muscle cells. On death (harvesting) of the fish, the Kudoa parasite intensifies the rate of breakdown of the fish meat so that it can be soft and pasty ("soft flesh") 3-10 days after the fish's death. Kudoa represents no health risk for the consumer and the market is aware of the problem, which so far has been specific for the farming of Atlantic salmon from British Columbia. In spite of a considerably increased focus on the problem both from researchers and farmers, there are still several unsolved questions relating to the Kudoa problem, such as (i) preventing damage to the fish meat of already infected fish (ii) developing through breeding programmes and gene research salmon with a better defence mechanism against infection and (iii) developing pharmaceuticals for treating the infection.

Caligus (cod louse) and Lepeophtheirus (salmon louse) are external parasites which can attack all fish species in seawater. In salmon production, lice infection leads to reduced health and growth for the fish, as well as additional costs in treatment and harvesting. The parasite is treated with pharmaceutical de-licing agents or biologically by using sucker fish. The sucker fish is caught wild and released in the pens, where it eats the louse directly from the fish. The control of lice is partly regulated in Norway through statutory measures, which, among other things, cover synchronised regional de-licing at the end of the winter to protect the migrating wild smolt. In addition, boundary values have been established through the summer, where de-licing is to take place.

Production injuries

As the aquaculture industry has intensified, the biological limits for how fast fish can grow have also been challenged. As with all other forms of intensive food production, a number of production injuries can arise, i.e. injuries that are caused by intensive operations. As a rule, disease has low frequency, but certain populations can be severely affected. The most important production injuries are deformities/mutations and cataracts. The diseases lead to financial loss in the form of reduced growth and health, reduced quality on harvesting and a lower reputation for the industry. Research has shown that deformities and mutations can be caused by excessively high temperatures during the fish's early life. Too rapid growth in the freshwater phase is unnatural for the salmon. Since water temperatures in the fish's early life stages have been lowered, disease has been reduced, but research in the area has not been completed. Cataracts are best prevented by enriching the feed with an important essential amino acid (histidin).

Algae

Of approximately 4,000 described algae types in the world, approximately 75 have been identified as harmful for living marine organisms. Algae represents a risk in farming because the fish in the pen cannot avoid it as it would normally do in nature. Algae kill fish as a result of three main mechanisms:

a. A local concentration of algae becomes so high that the oxygen values fall dramatically. The fish die from a shortage of oxygen.
b. Algae which initially are harmless irritate the gills of the fish and in high concentrations can cause them to totally close with asphyxiation as a result. This particularly affects smaller fish.
c. Algae which, under given environmental conditions or as a function of a high number, produce algae toxins which have a neurotoxic effect on the fish.

Blooms of poisonous algae are very locality- and weather-dependent. Algae have from time to time led to losses at individual sites, but do not represent a general threat for Pan Fish's facilities. Areas with yearly algae exposure carry out monitoring and stand-by measures.

Other operational risks

The farmed salmon's growth rate depends, among other things, on weather conditions and unexpected warm or cold temperatures can have a strongly negative impact on growth rates and feed consumption.

Pan Fish's plants are located in areas where the weather conditions are well known and the facilities well secured. Other weather conditions such as storms or floods could also in any event lead to unexpected losses at facilities.

Summary of operational risks

The farming of salmon is a very young industry. Considerable amounts are being invested and have been invested in building up expertise and research, and the results of this work have been very good. All the matters listed above have been attacked proactively and, with few exceptions, good and effective solutions have been found. Solutions which secure the basis for economic operation, at the same time as ensuring good animal health. New problems will emerge but steadily increasing expertise will place the industry in a better condition to handle them.

The basis for all biological production will, however, be proximity to the living animal, an understanding of how the biological processes function and a fundamental respect for them.

The Company has, through appointments or agreements, engaged highly competent and experienced biologists, agronomists and veterinarians, in addition to skilled farmers with, in some cases, long experience. There is now a very sharp focus on disease-preventive work and practical work on the fish's working conditions. The Company believes that this will contribute to Pan Fish being a best-in-class producer. There is considerable motivation in the Company to deal with these factors.

In Canada the Company is, as with the rest of the industry, dependent on resolving the issues relating to Kudoa and IHN. Pan Fish's decisions regarding good animal husbandry, investment in new smolt facilities and new packing stations mean that the Company is optimistic with regard to solutions to these problems. But long-term sustainable growth is also dependent on approval being given for an IHN vaccine. Effective vaccine candidates exist and it will be up to the authorities to approve a vaccine. This is outside the Company's control.

The Company has substantial investments in shares (NOK 94 million), receivables (NOK 266 million), guarantees (NOK 261 million) and other liabilities regarding its subsidiaries in Canada. The business in Canada is affected by sickness in the biomass. If the disease problems are not brought under control within a reasonable time and the business has to be closed down or significantly downsized, substantial losses can be expected.

7.4. Regulatory parameters

Pan Fish's aquaculture business is subject to a comparatively extensive statutory framework (see Section 8). In addition there are detailed limits and requirements on availability and quality. International and multilateral trading agreements regulate saleability and market access for the Company's products. These agreements are administered by authorities, organisations and offices outside Pan Fish's control. Changes in the operating parameters which have been set out in trading agreements, legislation and regulations, could affect the Company's business base and thus also the Company's ability to produce and sell its products profitably in the markets where the Company operates. Furthermore, the authorities' management of concession terms could be relevant to production capacity.

7.5. Financial development

A considerable part of the Pan Fish group's total sales are based on exports. Lower economic growth or a downturn in the Company's exports markets could have a negative effect on the Company's business and profitability. This could arise in the form of reduced demand, losses on receivables as a result of reduced payment capacity of customers, etc. Furthermore, changes in consumer habits and patterns of consumption could affect demand for fish in Pan Fish's main markets. This could have a negative impact on the Company's sales and profitability.

7.6. Foreign exchange and interest risk

Pan Fish has an overall goal to minimise the Company's total foreign exchange and interest exposure. Further focus was placed on this area in connection with the refinancing of the Company.

The group has large parts of its business outside Norway and therefore has both operating revenues and operating expenses in foreign currencies. The subsidiaries are currency hedged with debt in local currencies or in the currency of the market to which the products are sold. This is done in order to minimise the group's foreign exchange risk as well as obtaining interest costs in the local currency which are currently lower than Norwegian interest rate levels. The group's financial expenses will, after this, be at the same level as the local competitors in the markets in which the Company operates.

The foreign exchange risk which is generated in the Norwegian business through the sale of products abroad is covered by hedging instruments and financing in the currencies that reflect the markets which the Company sells to. In common with the foreign business, this leads to lower financing costs and reduced foreign exchange exposure. The Company's net foreign exchange exposure, which, to a large degree, reflects variations in sales volumes and prices, is considered for currency hedging through forward contracts or currency options.

The group's equity investments in the foreign subsidiaries are not currency hedged against NOK.

Changes in interest levels on the group's loan obligations have an impact over time on the Company's finance costs. However, the Company seeks to pursue a conservative interest hedging strategy where parts of the debt are tied to a fixed interest rate. This reduces the immediate sensitivity to sudden interest rate changes. Furthermore, the Company's internationally diversified loan portfolio in USD, EURO, JPY and NOK means that it is less sensitive to interest changes in individual countries.

The direct impact of the short-term krone exchange rate and interest changes is not so significant for the Company because it has a well functioning hedging strategy. In the long term, however, the indirect impact of changes in the krone exchange rate and interest rate level is relevant to the group's Norwegian business because it affects Norway's competitiveness.

7.7. Insurance

The Company aims at all times to maintain insurance of facilities and fish. The structure of cover and premium varies between fry facilities and facilities producing fish for consumption. There will, however, always be a risk that specific events occur for which there is only partial or no cover for the resulting damage. High self-insurance levels can also reduce coverage on damage. In addition, the cover will be dependent on the fish's insurance value, which can fluctuate both positively and negatively in relation to the book value. Situations may arise where it may be difficult to obtain access in the market for shorter or longer periods to insurance that covers known and unknown fish diseases at premiums that are considered to be commercially defensible. In such situations the Company may have to self-insure.

8. Legal factors

Introduction
This section covers certain matters of a legal nature based on a limited legal review, which was concluded in September 2003, of Pan Fish ASA and selected subsidiaries, including Pan Fish Norge AS as well as Pan Fish Norge AS's subsidiaries. Pan Fish ASA's subsidiaries, Pan Pelagic ASA, Pan Marine ASA, Norsk Sjømat AS, Pan Fish Sales AS, Seafood Farmers of Norway AS, Grimmergata 5 AS, Pan Fish France SA, Pan Fish Chile, Pan Fish Japan Ltd and Lighthouse of Scotland Ltd have not been reviewed, although certain matters relating to them are commented on.

Overview of legislation and other regulations
Introduction
Aquaculture in all countries is subject to extensive regulations, nationally and internationally, which, to some extent, are updated/amended continuously in line with the industry's rapid development. This includes both aquaculture specific legislation, including that related to the licence system and fish disease, as well as other public law regulation which also affects aquaculture activities, including pollution legislation, harbour and coastal water legislation and planning and building legislation. In addition, international regulations within the EU/EEA and WTO are of particular importance in this context. These regulations place clear limits on the industry's growth and method of operation, but have also the objective of ensuring that operations and development take place in a sustainable manner. A number of authorities and departments are involved in the regulation of the industry in the individual countries and Pan Fish operates in a manner that ensures that the Company at all times is within relevant regulations. Investors who have particular interest in the factors that regulate the Company and industry in other respects can contact the Company for such information.

Aquaculture Act and regulations
The Aquaculture Act of 14.6.1985 and subsequent changes sets out the fundamental requirements for the general licence system. The Act sets limits for participants' obligations and rights and sets requirements for the size of the facilities, operational routines and location patterns. The Aquaculture Act has been amended several times since it was passed in 1985, and today there is a set of regulations that govern the establishment and operation of different forms of aquaculture activities. The area of operation of the Act has been subject to extension.

Under Section 1 the purpose of the Aquaculture Act is to contribute to a balanced and sustainable development of the aquaculture industry. Administration of the Act is to be based on the objective of creating a profitable and viable regional industry. Co-operation is planned between different sector authorities as aquaculture affects a number of different community interests.

In contrast to the practice on allocation of licences for other species, an upper limit has been set for the number of licences which can be awarded for farming salmon and trout (for other fish the limit is related to the number of fish which can be farmed at any time). The licences have been awarded in licensing rounds. It is the Fisheries Department which decides the date for such rounds, the number of new licences which are to be awarded, as well as setting limits for allocation criteria in other respects (apart from those set out in the aquaculture legislation).

Section 4(3) of the Act provides that *"new licences must be obtained if the factors referred to in the first or second paragraph are changed"*. This has been interpreted that new licences must be obtained if the legal person (the company) which uses the licence changes its organisation number. Under the terms of the Act, a new licence must also be obtained if the person holding the licence goes bankrupt. Under paragraph 4 of the provision, the department is given general authorisation on each decision to determine that *"also changes in the underlying factors, such as ownership composition..."* must be approved.

In 2001 regulations were approved on changes in ownership in companies holding licences for the farming of salmon and trout in sea in accordance with Sections 4, 6 and 10 of the Act (see regulations of 16 February 2001 on control of ownership changes in companies etc which hold licences to farm salmon and trout in the sea). Under these regulations no one may control more than 10% of the aggregate licence volume for the farming of salmon and trout without special permission from the Fisheries Department. If such consent is given and it subsequently becomes the case that an owner obtains control of more than 15% of the aggregate licence volume, a new consent must be obtained from the Department. At the same time an absolute upper limit is set for how much of the aggregate national licence volume one owner can have at 20%. The regulations affect the underlying ownership structure. Corresponding regulations have, however, not been approved for the farming of other species than salmon and trout.

The maximum volume per licence is 12,000 m3.

The Company fulfils the above-mentioned requirements under the licence legislation and the relationship to the licence legislation will not be affected by the present refinancing.

Relation to EU/WTO

Against a background of complaints regarding dumping of salmon in the mid 1990s and receipt by the Norwegian marine aquaculture industry of competition-distorting subsidies, the EU introduced anti-dumping and anti-subsidy measures against the import of Norwegian salmon in 1997. The measures were based on the GATT/WTO regulations and were introduced for a period of five years in line with the maximum permitted length for such measures under the regulations. At the same time as the anti-dumping measure was introduced, an agreement between the EU Commission and the Norwegian state, the so-called Salmon Agreement was entered into. This agreement imposed further limits on Norwegian exports of salmon to the EU market and had the same duration as the anti-dumping measure.

After being subject to a temporary extension for a short period, it was decided by the EU under its decree 930/2003 of 26 May to allow the measure to expire without being renewed or replaced by corresponding restrictions. From and including 29 May 2003 the earlier import restrictions for Norwegian salmon to the EU market thus came to an end. The salmon agreement was terminated from the same date. Norway has nevertheless decided on a voluntary basis to maintain an export tax of 3%.

Under the EU Commission's degree no. 1628/2003 of 17 September 2003, a temporary anti-dumping duty of 21.4% was introduced on the import to the EU of large rainbow trout with an origin in Norway and the Faeroes. The decision has its legal basis in the Council's decree (EF) no. 384/96 of 22. December 1995.

Following a complaint from Finnish farmers made in November 2002 the Commission commenced an anti-dumping investigation and decided to make checks in Norway and the Faeroes in order to determine dumping and damage. The study covered imports to the EU in the period from 1 October 2001 to 30 September 2002. In the case of Norway the investigation showed that the difference between the average value in the home market and the export price amounted to 26.3%. It was further determined that the relevant under-pricing involved damage for EU producers in the form of lost market shares and cut-backs. Against this background the Commission introduced a temporary anti-dumping duty in order to prevent further damage to EU producers. The Commission concludes that an anti-dumping duty of 21.4% is sufficient to prevent damage to EU producers and on this ground it is not necessary for a duty which fully compensates for the difference between a normal price and the export price. The anti-dumping order has been given an application period of six months.

Other legal matters

Company law matters

Restructuring process

The Company is in the process of implementing an extensive restructuring process, pursuant to which a number of companies in the group are to be merged, while other companies which carry on activities outside the core business have been sold or are planned to be sold. Some of these transactions have been decided upon without implementation actually having taken place, while in the case of others, decisions have not yet been taken or binding agreements entered into.

Loan from Jørgen Vågsholm AS

It follows from note 4 to the 2002 accounts of Jørgen Vågsholm AS that the company has made a loan of NOK 4,600,000 directly to shareholders in Pan Fish ASA which thus indirectly has an interest in Jørgen Vågsholm AS. The loans are stated to be in contravention of § 8-7 of the Companies Act since Jørgen Vågsholm AS had no free equity as at 31 December 2002. The loans are intended to be repaid in full and in this connection agreement has been entered into between the affected parties, pursuant to which some formalities remain to be resolved.

Heads of agreement on the sale of Vikenco AS, etc.

Pan Fish ASA has entered into heads of agreement with Per Olav Mevold on 22 August 2003 regarding the sale of the shares in Vikenco AS and associated companies and certain holdings. All the assets are today owned by other companies in the Pan Fish group. All the shares and holdings will be transferred at book value as at 30 June 2003, adjusted in accordance with certain principles. If the final agreement is not signed by 1 November 2003, the heads of agreement will lapse, unless the parties agree a new deadline. The Board of Pan Fish ASA and the bank syndicate must approve the agreement. Per Olav Mevold has included reservations regarding financing.

Head of agreement on the sale of Norsk Sjømat AS and Seafood Farmers of Norway AS

The Company and Per Magne Grøndahl signed heads of agreement on 26 September 2003 regarding the sale of all the shares in Norsk Sjømat AS and Seafood Farmers of Norway AS. The final agreement is to be signed by 25 October 2003 with completion no later than 30 October 2003. There are certain conditions regarding implementation.

Insurance

The Company's insurance in Norway covers loss relating to the disease ISA in Sogn and Fjordane.

Contracts

Wellboat agreement between Pan Fish Norge AS, Rostein AS, Rohav AS and Rofisk AS

Pan Fish Norge AS has entered into a wellboat agreement dated 1 February 2002 with Rostein AS, Rohav AS and Rofisk AS.

The agreement governs the supply of wellboat services for the freight of farmed fish between the aquaculture facilities and the packing station and other wellboat services. It runs until 31 May 2007, and can be extended by agreement. In the event of a material default, the parties can terminate the contract on two years' notice, which means that in the event of such termination the contract will nevertheless continue to run for two years. The background to the long termination period is that the supplier of wellboat services took over a contractual obligation to build a vessel for Omega Salmon Group, which could not fulfil the contract. If the agreement is terminated within five years, Pan Fish Norge AS is obliged to pay Rostein AS compensation of NOK 5 million. In addition, Rostein AS has an option to sell the wellboat Canada 1200 to Pan Fish Norge AS. The purchase price is the cost price at the date of purchase from Aas Mek. Verksted AS with the addition of costs incurred in the period. The cost price is estimated to be around NOK 30 million +/- NOK 2 million. The agreement is today not in default.

Disputes

Dispute between the Company and Eco Farm AS

The Company and Eco Farm AS signed in the autumn of 2002 an exclusive licence agreement with a 10-year term. Eco Farm AS has developed a system for smolt production, including water cleaning. The Company has until now paid NOK 500,000, and should in accordance with the agreement pay a further NOK 5.5 million in connection with the building of production plants, in addition to a licence fee.

The Company wishes, however, not to utilise the agreement and takes the view that there is no contractual obligation to do so. Against this background, in September 2003 the Company sent a letter to Eco Farm AS in which the Company proposed to Eco Farm AS to rescind the agreement on the basis that Eco Farm AS at the same time could retain the payment of NOK 500,000. The Company has, however, not terminated the agreement.

As at the date hereof Eco Farm AS has not given any formal response or made any specific claims, but has given oral notice that the company will take legal action, indicating a claim in the region of NOK 6 million. The Company takes the view that Eco Farm AS has no claim whatsoever.

Dispute between Norway Seafarms AS and Alsvåg Fiskeindustri AS
Alsvåg Fiskeindustri, in a case brought in Vesterålen District Court, has claimed compensation for the termination of a harvesting agreement in an amount of NOK 19,500,000. Discussions were held between 3 and 6 September 2002, but no judgement has been delivered in the case. It is uncertain when it will be delivered due to matters affecting the court. It is noted that a provision of NOK 5,000,000 has been made in the accounts for 2002 to cover any liability for compensation.

Dispute between Silfas AS and the Company/Pan Pelagic ASA
Silfas AS has brought a claim against the Company and Pan Pelagic ASA for settlement in connection with Pan Pelagic ASA's payment of the purchase price for shares in Sea Grain AS. Silfas AS issued a writ on 29 December 2002. Bergen District Court delivered its judgement on 4 April 2003, pursuant to which Pan Pelagic ASA and the Company were ordered to pay, as joint and severally liable, NOK 2,537,307 together with legal costs of NOK 70,600. The case has been appealed.

Pan Pelagic ASA, if Welcon ASA is to be the new owner, has undertaken to take over responsibility for the case, so that there will no longer be any financial risk relating to the case for the Company.

Olsen Seafood AS (illegal export of salmon to Estonia)

The dispute relating to the illegal export of salmon to Estonia from Olsen Seafood AS (now called Pan Seafood AS) referred to in the prospectus of January 2003, under which a penalty of NOK 750,000 was proposed, has now been settled in that Olsen Seafood AS will pay a fine of NOK 200,000.

Licences and environment
Two agreements have been entered into to lease smolt fish facilities between, respectively, Haukaa Settefisk AS and Aris AS as lessees and Norway Seafarms AS as lessor. The agreements generally contain the same provisions. The agreements were entered into in June 2003 without a more specific date being stated. It follows from the agreements that the lessees lease facilities belonging to Norway Seafarms AS at Haukå and Aris/Hyllestad, including property in accordance with the lease, all buildings, all necessary and associated equipment, facilities, rights, etc., which are included in the operation of a total production capacity of 1,400,000 smolt. Questions can be raised as to whether the lease agreements as described above, which also include licences given in accordance with the Smolt Fish Regulations of 20 December 2000, are in accordance with the licence legislation or whether formally this must be arranged through a transfer which requires approval under § 32 of the regulations. The Company will seek to obtain a clarification of the matter from the government authorities and then make the necessary adjustments.

Otherwise no matters have been revealed which represent, or may represent, material omissions in relation to the licences or environmental matters.

Canada
The business in Canada is affected by disease in the biomass. The insurance of the biomass in Canada will not cover losses related to ISA and IHN, together with plankton blooms, until "anti-bloom" measures have been approved. The self-insured amount is between 20% and 40%.

The Company has become aware through its internal control routines of a breach of discharge permits in Canada. This has been reported to the Candian authorities and is under consideration. The Company does not consider the situation to be material, and has not considered it necessary to make a provision in the accounts in respect of any levies.

Faeroes
The companies at Suduroy (P/f Sudurlaks, P/f Atlantic Farm and P/f Hovsa) have needed a further injection of capital. Since the Company does not wish to provide more capital, the Company has instead made all the shares in P/f Sudurlaks, P/f Atlantic Farm and P/f Hovsa available to the companies' bank relationship in the Faeroes, Føroya Sparkasse, which is endeavouring to arrange a refinancing. The Company is the owner of the shares in P/f Laksholding. P/f Laksholding's only function has been to act as a holding company on Suduroy. The shares on Suduroy thus represent virtually the only assets of the company and these today have no value for P/f Laksholding. P/f Laksholding had debt to the Company/Norway Seafarms ASA of NOK 61.6 million as at 31 December 2002. In addition, P/f Sudurlaks had debt as at 31 December 2002 of NOK 12 million to the Company, together with debt NOK 4 million to Norway Seafarms AS. The debt to the Company/Norway Seafarms AS has been written down to 0 in the Company's/Norway Seafarms AS's accounts.

The Company owns 100 % of the shares in P/f Laksaaling which itself owns 100 % of the shares in P/f Silaaling. The Company was established before the ownership limitations in aquaculture legislation were introduced in 1997, pursuant to which foreign owners could not own more than 1/3 of a Faeroese company. The companies will thus be covered by the dispensation that relates to ownership established before the change in law. The extent to which a change in ownership in such companies will lead to the ownership limitation rules applying has been discussed and it may be relevant in this case as the share holding in P/f Laksaaling has been transferred from Norway Seafarms AS to Pan Fish ASA. The shares in P/f Laksaaling were in their time purchased by the Norwegian company Go-Fish AS and subsequently by Norway Seafarms AS with a consequential merger between the companies. This merger was notified to the authorities on the Faeroes without questions subsequently being raised by the authorities in relation to ownership limitations. Against this background, and because the transfer between Norway Seafarms AS and Pan Fish AS is taking place within the same group, it is considered that the transfer will not activate the provision limiting foreign ownership.

P/f Laksaaling's share holding of one third of the shares in P/f Nordaling is pledged for the benefit of Føroya Sparekassi, as security for the bank's facilities to P/f Nordaling. After P/f Nordaling exceeded the limits on its short-term debt to Føroya Sparekassi, the bank has begun proceedings against the debtor and it may be that it will enforce the mortgage. P/f Laksaaling and P/f Nordaling are being refinanced and Føroya Sparekassi, in expectation of a final clarification of the elements of the refinancing, will await any enforcement of the mortgage.

Appendix 1 Articles of Association of Pan Fish ASA

§ 1

The Company's name is Pan Fish ASA. The Company is a public limited company.

§ 2

The Company's registered office is in Stavanger.

§ 3

The Company's purpose is trading, investment activities, the provision of guarantees, including participation in other companies and everything connected therewith.

§ 4

The Company's share capital is NOK 749,423,651.08 divided into 18,735,591,277 shares, each of NOK 0.04 par value.

§ 5

The Company's Board will consist of 3 to 6 members who shall be elected by the General Meeting. Board members are elected for two years at a time. The Chairman of the Board shall be elected by the General Meeting.

§ 6

Documents may be executed for the Company by the Managing Director and one Board member jointly, or by two Board members jointly.

The Board may appoint authorised signatories.

§ 7

The Annual General Meeting shall consider:

1. The Board's annual report.

2. Adoption of the profit and loss account and balance sheet.

3. Application of the profit or covering of the loss in accordance with the balance sheet adopted and distribution of dividends.

4. Other matters which by law or the Articles of Association fall to be considered by the General Meeting and which are named in the notice of meeting.

§ 8

In other respects relevant company legislation at the time shall apply.

Appendix 2 Annual report for 2002 of Pan Fish ASA


Annual report 2002

Table of contents:

Pan Fish ASA

Pan Fish ASA has undergone massive growth since its formation in 1992. From 1995 to 2001 turnover rose from NOK 120.8 million to NOK 5 592.4 million. This expansion took place rapidly and with a debt-equity ratio that proved to be insufficiently robust to meet the cyclical fluctuations that are normal in the fisheries and aquaculture industries.

As a result the company recorded extremely large losses in 2002, inflicting heavy losses on both lenders and shareholders.

On this background, a new board of directors was elected, and it appointed a new CEO in April 2003. The new board and the CEO will carry out a critical review of the company's strategy and portfolio of companies with a view to simplifying and achieving greater focus. The objective of all the efforts that are now being made is to win back shareholder values, re-establish market confidence and ensure a secure future for staff currently employed by the company, regardless of whether they continue working in the Pan Fish group or the enterprises in which they work are taken over by new strategic owners.

It is in this light that the following information about Pan Fish ASA must be viewed.

The Pan Fish group comprises the following business areas:

Farming and processing of salmon
Pan Fish is engaged in fish farming in or close to most of the important markets for Atlantic salmon. Converted into Norwegian licence equivalents the group has at its disposal approximately 200 salmon production licences. In 2002, Pan Fish harvested approx. 8.5 % of the total global volume of Atlantic salmon. Pan Fish also has a considerable production of processed salmon products.

Sales and logistics
Pan Fish has built up a worldwide sales and logistics organisation for salmon and trout and for other seafood. This organisation has enabled Pan Fish to build its share of the global market to 14 % for salmon and trout.

Pelagic
Pan Fish also owns companies that are engaged in the production of fish meal and fish oil.

Pan Fish's salmon business

SMOLT | FARMING | HARVESTING | PROCESSING | SALES | LOGISTICS

NORWAY
Pan Fish Norge AS
Pan Fish Sales AS
Norsk Sjømat AS
Seafood Farmers of Norway AS

THE FAEROES
P/F Laksaling and P/F Vestlaksur
P/F Laksholding

EU
Lighthouse of Scotland Ltd
Pan Fish Sales UK Ltd
Pan Logistics BV
Pan Fish France SA

NORTH AMERICA
Omega Salmon Group Ltd
Cypress Island, Inc
Pan Fish Sales, Inc
Atlantic Trading Co., Inc

④ Key figures

BELOW IS A SUMMARY VERSION OF THE CONSOLIDATED ACCOUNTS FOR THE LAST 5 YEARS (figures in NOK 1 000)

	2002	2001	2000	1999	1998
Profit and loss account (NOK million)					
Operating revenues	4 595	5 592	4 743	2 210	1 310
Operating expenses	6 072	5 448	4 009	2 008	1 238
Operating profit/loss	-1 477	144	733	202	72
Net financial items	-1 203	218	10	-57	-47
Profit/ loss before tax	-2 680	362	743	145	25
Profit/ loss for the year	-2 206	254	534	101	17
Balance sheet (NOK million)					
Fixed assets	3 600	5 344	3 567	1 003	329
Current assets	1 985	2 990	2 580	1 474	738
Total assets	5 585	8 334	6 147	2 477	1 067
Equity including minority interests	-810	1 169	843	382	215
Long-term liabilities	4 152	4 749	3 802	1 122	551
Short-term liabilities	2 243	2 416	1 502	973	301
Total equity and liabilities	5 585	8 334	6 147	2 477 1	067
Key figures					
Earnings per share 1)	-13.17	1.93	4.54	1.01	0.16
Diluted earnings per share 2)	-13.00	1.89	4.09	0.90	0.12
Average number of shares 3)	169 471 000	175 241 000	110 340 000	95 988 756	94 783 060
No. of shares at 31 Dec.	170 406 072	152 661 813	128 567 522	100 163 524	95 544 000
Share price at pr. 31 Dec.	0.66	16.50	60.00	18.00	3.25
Market value at 31 Dec. (NOKm)	112	2 519	7 714	1 803	311
Net operating margin 4)	-6.00 %	2.60 %	15.40 %	9.20 %	5.50 %
Return on equity 5)	-14.50 %	25.30 %	87.22 %	33.80 %	8.40 %
Return on total assets 6)	-7.85 %	9.33 %	18.12 %	9.71 %	8.06 %
Return on employed capital 7)	-0.99 %	14.40 %	22.79 %	15.18 %	15.23 %
Net interest-bearing debt (NOKm)	5 364	5 649	3 835	1 634	620
Net investments (NOKm)	148	1 408	1 470	384	97
Equity ratio	-14.50 %	14.00 %	13.71 %	15.40 %	20.20 %
Adjusted equity ratio 8)	-14.50 %	14.00 %	13.97 %	27.50 %	20.20 %
RISK value at 01 Jan.	-2.830	-1.050	0.035	0.000	0.000

The figures for 2002 include special items. Write-downs of NOK 1 [illegible] million and losses of NOK [illegible] million are included in operating expenses. Financial items includes write-downs totalling NOK [illegible] million. Some of the key figures are shown exclusive of special items.

1) Profit/loss for the year/Average number of outstanding shares
2) The number of shares has been adjusted by 26 000 in connection with a residual convertible bond loan. The conversion price is NOK 10. The profit/loss for the year has been adjusted for interest expenses on the loan. The number of shares has also been adjusted for options outstanding to employees.
3) Adjusted for own shares
4) Operating profit (loss)/ operating income
5) Profit (loss) for the year/Average equity including minority interests
6) Profit (loss) for the year + Financial expenses/Average total assets
7) Operating profit (loss) + Financial income/Average employed capital
8) Equity has been adjusted for a convertible bond loan.

The CEO's assessment of the situation ⑤

2002 was a very difficult year for the Pan Fish group. I was asked by the new board of directors to temporarily take over as chief executive until a new CEO was appointed. In the following I intend to comment briefly on what has happened but I believe it will be best if future possibilities are described and communicated in other publications, meetings and messages rooted in a new strategy developed by the board and the new CEO

Several difficult factors influenced developments in 2002, some affecting the market in general and others that were more company-specific. An excessive increase in the supply of farmed salmon resulted in extremely low salmon prices towards the end of 2001 and in 2002. Low product quality and outbreaks of disease leading to extensive fish mortality in Pan Fish's Canadian fish-farming operations resulted in substantial negative earnings. Reduced sales opportunities for Norwegian produced herring fillets also led to major losses for Pan Fish's pelagic business. For large parts of 2002 the company strove to strengthen its equity and financing. It proved impossible to achieve refinancing of the company without the participation of the company's bankers and bond owners. The refinancing plan was adopted at an extraordinary general meeting on 10 January 2003

In the kind of cyclical industry in which Pan Fish is engaged it is vital to have sufficient equity and sufficiently flexible liquidity to ride the company over periods in which low prices and biological problems occur at the same time. In retrospect, there is no denying that the Pan Fish group was insufficiently robust. It is also correct to state that despite the organisation having highly competent and experienced staff, its overriding organisational structures and management systems were insufficiently robust when it came to dealing with the growth the group underwent and the crisis that arose.

Having said that, it must also be pointed out that the Pan fish group is involved in exciting industries with long-term potential for growth and good possibilities of achieving profitability. Pan Fish ASA owns companies and production licences of high potential that will be realised through focused and targeted management

There is every reason to express regret over what has happened, but the focus must be on the future. We must motivate our excellent and highly competent staff at all levels. Each in their own way they have been through a demanding period, but they have both the ability and the will to lift the Pan Fish group up and on. The board and management will adopt the right, focused strategies and we will all continue to work hard towards achieving them.

Ola Holen
Acting CEO



The directors' report

The directors' report

THE BUSINESS
Pan Fish is an integrated group engaged in the farming, processing , sale and distribution of salmon and trout. In addition, through Pan Pelagic, the company is engaged in the production of fish meal and oil. Pan Fish has owner interests in fishing vessels, in companies engaged in the production of pelagic fish for consumption and in companies engaged in farming, processing, sale and distribution of other species of fish and shellfish

Pan Fish has a total of 2 372 employees and operations in 10 countries. In 2002 the group's turnover was NOK 4.6 billion.

Pan Fish will focus on the farming, processing and sale of Atlantic salmon.

Farming salmon and trout
Pan Fish runs fish-farming operations in Norway, the Faeroes, Scotland and on the West Coast of North America. It harvested 89 000 tonnes of salmon and trout in 2002, 33 per cent in North America, 32 per cent in Norway, 19 per cent on the Faeroes and 16 per cent in Scotland

Norway
Fish-farming operations in Norway are organised in Pan Fish Norge AS. The company, which operates in More og Romsdal and Sogn og Fjordane, has 43 25 salmon production licences, 14 smolt farms and one broodstock licence. Pan Fish owns three salmon packing station in Norway.

In Norway in 2002 Pan Fish harvested a little over 28 600 tonnes of salmon and trout, of which trout accounted for just over 6 400 tonnes. In May Pan Fish is to due to open a large, new salmon packing station and filleting facility at Heroy in Sunnmore. The plant will have a capacity of 35 000 tonnes of fish per shift, corresponding to 150 to 200 tonnes of fish round weight.

The Faeroes
In the Faeroes Pan Fish has holdings in PF Vestsalmon and PF Laksaling, which are companies in the Vestlaks group, and in PF Laksholding. All in all the Faeroese companies have 12 licences for salmon production, six smolt farms and two packing stations.

The Faeroese fish-farming companies included in Pan Fish's consolidated accounts harvested a little more than 16 700 tonnes of salmon in 2002. In 2002, the Faeroese aquaculture industry experienced considerable production problems as a result of disease and bad weather

Scotland
In Scotland, Pan Fish owns the aquaculture company Lighthouse of Scotland Ltd., which operates on the west and north coasts of Scotland. In March 2002, the company took over the business of the aquaculture company Highland Fish Farmers Ltd. This company has 10 sites at its disposal

The takeover consolidates Lighthouse's position as a major salmon producer in Scotland. Lighthouse now owns a total of 35 farming sites and one smolt farm. The company also owns a packing station.

The Scottish aquaculture industry enjoyed particularly favourable production conditions in autumn 2002, and during the year Lighthouse of Scotland produced approx 70 000 tonnes in all and harvested 14 200 of salmon

North America
Pan Fish's farming operations in British Columbia in Canada are concentrated in the company Omega Salmon Group Ltd. which has a total of 22 salmon production sites on Vancouver Island. The Omega Salmon Group also has two hatcheries, two smolt ongrowing facilities and one packing station.

In the state of Washington in the USA the fish farming business is organised in the company Cypress Island Inc., which holds all eight licences for farming Atlantic salmon in the state. Cypress Island operates two hatcheries.

In 2002, Omega Salmon produced approx. 14 000 tonnes of Atlantic salmon, down approx. 35 per cent on 2001. The drop in production was due to the major problems the company has experienced recently with fish disease. These problems will also mean a reduction in production and in harvested volumes in 2003. In 2002, Omega Salmon harvested 23 700 tonnes of salmon. The company has a major new smolt farm under construction that will provide it with significantly improved smolts (young salmon). These smolts are expected to be less subject to disease. In 2002, Cypress Island in the USA produced approx. 11 000 tonnes and harvested 6 200 tonnes of salmon. The board of directors is satisfied with the operation of the American part of its business and notes that costs are lower than previously.

Processing of salmon and trout
Pan Fish produces significant volumes of salmon fillets, salmon portions, smoked salmon, gravlax etc. in its own facilities in a number of different countries. In Norway, the processing is mainly carried out by the companies Norsk Sjomat AS and Seafood Farmers of Norway AS, both situated in More og Romsdal. Pan Fish is sole owner of the smoking plant Pan Fish France SA in France and is chief owner of the processing company Vestlax Hirtshals AS in Denmark, both of which are among the biggest salmon smoking facilities in Europe.

In 2002 Pan fish's processing companies produced approx 21 000 tonnes of finished products. Almost 50 per cent of the salmon sold by the company last year was filleted or processed. Approx 36 000 tonnes of salmon was used as raw materials by the processing companies. Around 60 per cent of this fish was produced at Pan Fish's own salmon production facilities

Sales and logistics of salmon and trout
Pan Fish Sales AS' head office is in Ålesund and it has a branch in Bergen. Pan Fish Sales UK in Guildford sells farmed products from Lighthouse of Scotland, while Pan Fish Sales, Inc in Seattle sells salmon from its own production on the North American West Coast. Atlantic Trading Co. Inc in Miami primarily sells Chilean salmon on the American market, while the Japanese market is serviced by Pan Fish Japan. Pan Logistics BV in the Netherlands is our own forwarding company for dispatching by air from Europe.

Through its global sales and logistics organisation Pan Fish sold just below 145 000 tonnes of round salmon and trout in 2002. Two thirds of this volume was salmon and trout from its own facilities

Pelagic species
Pan Fish owns 98.9 per cent of the shares in Pan Pelagic ASA, which produces fish meal and oil at the company's two factories in Måloy and one in Vadso. The company also owns 49 per cent of the shares in Global Fish AS, which is engaged in the reception and production of pelagic fish for human consumption.

Marine species
Pan Fish has a holding of 49.8 per cent in Pan Marine ASA. The company is involved in the farming of marine species and in their sale and distribution. Building up production of marine species for human consumption in Norway requires a great amount of capital. In its present situation it would be difficult for Pan Fish to play an active role in these endeavours

THE WORKING ENVIRONMENT
Work on developing a good working environment is given high priority by Pan Fish. Both in the parent company and its subsidiaries emphasis is placed on systematic work on HSE (Health, Safety and the Environment). The goal is to create good and secure jobs, with few or no injuries, low absence due to illness and a good psychosocial working environment. However, the company has been through a very difficult period during which the group's employees have experienced considerable uncertainty about their future.

Absence due to illness varied between 1 and 6 per cent of total working hours in the group in 2002, depending on the business and type of work concerned. Some injuries to persons were registered in 2002.

Organisation
The extraordinary general meeting on 10 January 2003 elected a new board of directors for the company, and Arne Nore resigned as CEO. Ola Holen was appointed acting CEO for the group and Arne Barmen new finance director. Director Atle Eide was subsequently appointed as new CEO of the group with effect from 12 may 2003. See note 3 concerning remuneration of the board of directors and senior management.

EXTERNAL ENVIRONMENT
Pan Fish shall at all times conduct its business without leaving behind permanent "footprints" in the environment. The company is very conscious of the environmental challenges facing the industry and is making active endeavours to solve them, through its own measures and by partial funding of research projects. Pan Fish regards the escape of farmed fish, salmon lice and limited access to marine raw materials as the most important short-term challenges

Burden on recipient waters (sea areas around facilities)
The company's production is at all times run within the limits of environmental sustainability. The company checks for discharges to recipient waters through regular examinations of the seabed sediment under its facilities and by using cameras to check that feed dosage is correct. The company practices a regular fallow period policy (rest period) at all marine sites as part of our environmental policy.

Use of drugs
The company's strategy is to prevent rather than treat disease. All smolts in Pan Fish are therefore vaccinated. The vaccines stimulate the fishes' own immune defences to identify and combat a number of diseases and make it possible to keep the use of antibacterial agents at an extremely low level.

Wild stocks of salmon an important consideration
The impact on wild stocks of salmon is a central consideration in endeavours to combat salmon lice and to eliminate the escape of fish from the company's farms. During the past year Pan fish experienced several serious escape incidents in Norway and the Faeroes. Special measures have been taken in this area, including drawing up an internal company plan of action against escapes. The company uses R&D to take an active part in collaborative projects to strengthen the future of wild salmon.

Environmental toxins
Environmental toxins (dioxins, PCB and heavy metals) accumulate in the food chain and the level of such contaminants must therefore be monitored in foodstuffs in general.
Farmed fish may also be exposed to environmental toxins if feed contains marine raw materials. The level of environmental toxins is closely monitored in collaboration with our feed producers to ensure that national and international limits are complied with. A gradual transition to vegetable raw materials in feed will reduce the level of environmental toxins to which salmon are exposed.

Pan Fish shall at all times conduct its business without leaving behind permanent "footprints" in the environment. The company is very conscious of the environmental challenges facing the industry and is making active endeavours to solve them.

The directors' report

Utilisation of resources
Since the world's marine meal and oil resources are limited and the aquaculture industry is an important consumer of these raw materials in the production of fish feed, finding alternative sources of raw materials is an important goal. The use of marine meal and oils in fish feed in Pan Fish was reduced during the period 2000 to 2002 and this trend will continue. The proportion of vegetable raw materials increased from approx. 20 per cent in 2000 to 25 per cent in 2001 and 35 per cent in 2002. Trimmings from the pelagic consumption industry account for 40 per cent of the company's meal and oil production in Norway. Pelagic fish that are used directly in meal and oil production are not very suitable for human consumption.

Animal protection
The company recognises its responsibility for animal welfare in the production of farmed fish. Current knowledge in this field is not a great help in arriving at a precise definition of fish welfare. Consequently, there are no regulations in this area with the exception of guidelines stipulating a fish density of less than 25 kg of biomass per cubic metre of water. Pan Fish believes that animal protection is very much in harmony with the necessary requirements for ensuring good growth and low mortality rates in its farms. The company also contributes R&D funds to work that will give the concept of animal welfare a more concrete content.

On 10 January 2003 an extraordinary general meeting of the company approved the board's proposed refinancing plan, thereby preparing the ground for the continued operation and stock-exchange listing of Pan Fish ASA.

GOING CONCERN

Pan Fish has been through a period dominated by several difficult factors. The measures that were instigated in an attempt to meet these developments, including bringing in new equity and the sale of assets extraneous to the group's core business proved inadequate. Towards the end of 2002 it proved to be impossible to refinance the company without the participation of the company's bakers and bond owners on the equity side.

The company's then board entered into an agreement for refinancing of the company's bank and bond debts on 12 December 2002 and convened an extraordinary general meeting to approve it. On 10 January 2003 an extraordinary general meeting of the company approved the board's proposed refinancing plan, thereby preparing the ground for the continued operation and stock-exchange listing of Pan Fish ASA. The annual accounts have therefore been prepared on the basis of the going concern assumption.

THE ANNUAL ACCOUNTS

Pan Fish prepares its accounts in Norwegian kroner (NOK), and a significant share of the company's financing is also in Norwegian kroner. At the same time the company's business is predominantly conducted with markets outside Norway. The strong krone and high interest rate has weakened Pan Fish's competitiveness in general and the group's Norwegian business in particular.

Operations
Pan Fish's turnover in 2002 was NOK 4 595.3 million, almost a billion less than the previous year. It was mainly due the selling down of parts of the business during the year and to a fall in activity levels in certain areas due to the company's difficult financial situation. Low prices for the company's products also affected operating revenues.

During the year substantial write-downs were made on the company's assets, totalling NOK 1 087.1 million. In addition, the company realised a loss of NOK 119.6 million on the sale of shares in subsidiaries. Following these transactions Pan Fish's operating loss amounted to NOK 1 476.9 million.

The total loss from associates was NOK 285.3 million, including losses on sales. In addition, financial items were written down in the amount of NOK 403.1 million. The company's other net financial expenses were NOK 514.7 million. Following this, the company's net financial items totalled minus NOK 1 203.1 million.

After total write-downs of NOK 1 924.4 million the loss before tax in 2002 was NOK 2 680 million.

Balance sheet
The group's balance sheet total was NOK 5 585.1 at 31 December 2002. During the course of 2002 this was reduced by NOK 2 748.6 million largely as a result of write-downs and the sale of assets. The group's net interest-bearing debt was NOK 5 364 million at 31 December 2002. During 2002 net interest-bearing debt was reduced by NOK 285 million. The group's book equity at 31 Dec. 2002 was minus NOK 810 million. During 2002 equity was reduced by NOK 1 979.3 million. The change in equity was the result of the loss for the year after tax of NOK 2 296 million and a NOK 280 million share issue in January 2002. The refinancing in January 2003 resulted in the infusion of NOK 2 090.8, NOK 1 551.1 million in new equity in the form of conversion of debt and NOK 539.7 in cash contributions. After the refinancing the company's equity ratio was 23.9 per cent.

In the section "Share capital and shareholder information "below an account is given of measures instigated in order to provide new equity for the company.

The business areas

Fish farming
In 2002 Pan Fish harvested 89 000 tonnes of salmon and trout. An equivalent amount was harvested the year before. Operating revenues in the fish farming business area amounted to NOK 1 665.2 million in 2002, 22 per cent down on the previous year. One significant reason for this was that market prices were lower in 2002 than the year before. Quality problems were also a reason for Pan Fish obtaining lower prices for parts of its production in 2002. During 2002 fixed assets were written down in the amount of NOK 670.3 million. Following this, the operating loss was NOK 970.8 million.

Processing
The processing business had operating revenues of NOK 895.7 in 2002. This is 30 per cent down on the previous year. One significant reason was a reduction in the volume sold. The ordinary operating loss was NOK 30.2 million.

Sales and logistics
In 2002 the sales business had operating revenues of NOK 2 278.5 million. Write downs of NOK 82.1 million were made, mainly relating to goodwill and bad debt. The operating loss after write-downs was NOK 36.5 million.

Pelagic
In 2002 it was decided to sell assets outside the core business. During the third quarter of 2002, therefore, the majority holding in Global Fish was sold and, through Pan Pelagic, Pan Fish now has a holding of 49 per cent in the company. Pan Pelagic has also sold holdings in fishing vessels. As of today Pan Pelagic's main business is the production of fish meal and fish oil.

The pelagic business' operating income in 2002 was NOK 1 032 million, a reduction of NOK 312.7 million due to the fact that, following the sale of shares in Global Fish, the latter is not included in the consolidated accounts. The operating loss after write-downs and losses on the sale of shares totalling NOK 372.6 million was NOK 21.9 million.

THE COMPANY'S FUTURE DEVELOPMENT

At year-end 2002, Pan Fish ASA had been through a major financial crisis that was resolved by the infusion of new equity from the company's bankers and the conversion of a substantial proportion of the company's debt. During the first part of 2003 the board of directors will review the company's strategies and plans of action with a view to laying the basis for a focused and profitable Pan Fish. As soon as these plans and strategies are ready and the financial consequences they entail are clear, the company will inform its owners and the stock market in a manner that is in accordance with the rules that apply to listed companies.

THE PARENT COMPANY

Settlement of loss
Pan Fish ASA is the parent and administrative company in the group. It had operating revenues of NOK 45.7 million in 2002 compared with NOK 32.1 million in 2001. The company's operating revenues consist mainly of administration fees from the subsidiaries. The company had an operating loss of NOK 61.5 million in 2002 compared with a loss of NOK 14.5 million in 2001. An unspecified provision for losses of NOK 30 million and a specified provision for bad debt of NOK 8.3 million were included in the accounts. The parent company received NOK 19.3 million in group contribution in 2002 compared with NOK 282.1 million in 2001. The loss for the year was NOK 2 199.6 million in 2002 compared with NOK 612.8 million in 2001. Assets were written down in the amount of NOK 2 055.6 million in 2002.

The board will proposes to the general meeting that the loss for the year be settled as follows:

Transferred from share premium reserve:	1 039 203 821
Transferred from other equity.	23 242 951
Transferred from reserve for valuation variances	1 752 425
Transferred to uncovered loss:	1 135 363 754
Total	**2 199 562 951**

Ålesund, 25 February 2003

Gabriel Smith
Chairman of the board

Arnulf Haukeland

Atle Eide

Arthur Duus

Helge Mogster

Ola Holen
Acting CEO



⑩ Shareholders

SHARE CAPITAL AND SHAREHOLDER INFORMATION
At 1 January 2002 the company's share capital was NOK 76 330 906 divided between 152 661 813 shares, each with a nominal value of NOK 0.50. In the second half of January 2002, Pan Fish carried out a private placing, bringing a net of NOK 280 million into the company. The issue price was stipulated as the quoted price on the day preceding the issue.

In connection with the refinancing of the company, the extraordinary general meeting held on 10 January 2003 decided to make a private placing with the company's bankers and bondholders, with the aim of increasing the company's share capital by NOK 1 233 423 530 through the issue of 2 466 847 060 new shares with a nominal value of NOK 0.50 each at an average subscription price of NOK 0.8475. The shares were subscribed for in the minutes of the general meeting.

The general meeting also decided to increase the company's share capital by minimum NOK 0.50 and maximum NOK 200 000 000 through the issue of a minimum of one and a maximum of 400 000 000 new shares with a face value of NOK 0.50 each and a subscription price equal to the nominal value.

Shareholders in the company as of 10 January 2003 had a pre-emptive right to subscribe for up to NOK 150 million, corresponding to 300 million of the new shares, while bondholders on the same date had a pre-emptive right to subscribe for up to NOK 50 million, corresponding to 100 million of the new shares, each group in proportion to their respective holdings of shares or bonds. At the end of the subscription period a total of 2 926 968 new shares had been subscribed for, corresponding to NOK 1 463 484 in new share capital. During part of the subscription period the price of the company's shares was considerably below the issue price.

Pan Fish's registered share capital is currently NOK 1 320 090 050 divided between 2 640 180 100 shares each with a nominal value of NOK 0.50, registered and fully paid up. The company has one share class and each share carries one vote.

See note 12 for a list of the company's biggest shareholders.

CORPORATE GOVERNANCE
Pan Fish interprets the concept of "corporate governance" in line with the definition provided by Oslo Børs (the Oslo stock exchange), which states that, in the narrowest sense, corporate governance addresses the triangular interaction between a company's shareholders, board of directors and management. Pan Fish is also concerned with matters with a bearing on the company's corporate governance, including ensuring the free negotiability of Pan Fish shares and equal treatment of shareholders.

Shareholders' rights
There are no restrictions on voting rights or on the negotiability of shares.

The financial challenges of 2002 resulted in an extensive refinancing of Pan Fish. The refinancing means that as from January 2003 the company's biggest lending institutions –Nordea and DnB – have become its biggest shareholders. Together, these two banks own 65.3 % of the share capital in Pan Fish. There is a shareholders' agreement between Nordea and DnB regulating the right to sell shares. An excerpt of this agreement was reproduced in the prospectus issued in connection with the refinancing. The excerpt reads as follows:

"Nordea Bank Norge ASA and Den norske Bank ASA have signed a shareholders' agreement concerning the shares in Pan Fish ASA that the two banks will acquire through the refinancing (i.e. a total of 1 722 625 628 shares). The agreement includes a provision that the two banks will not sell any of the shares in 2003, unless (i) the other party agrees, or (ii) contrary to expectations, such sale should be necessary in order to avoid mandatory bids. The agreement also contains provisions regarding the other bank's right to sell if one of the banks should sell any of its shares in 2004. Pursuant to the agreement, the two banks will consult each other before any future board elections, but the agreement also stipulates that the parties are free to vote as they see fit at future general meetings. The agreement will expire automatically when (i) the two banks together own less than 33 per cent of the shares in the company or (ii) three years have passed from signature of the agreement. The agreement was signed on 9 January 2003."

COMMUNICATION
The board and management of Pan Fish considers that an open dialogue with the company's shareholders and the stock market in general is an important means of ensuring that the share price reflects the earnings and real value of the company. Relevant information is communicated in the form of press releases and, in special cases and in connection with special events, in special communications to shareholders and also in accordance with section 23-2 of the Stock Exchange Regulations. Regular reporting consists of the annual report and quarterly reports. The CEO and finance director are responsible for all communication in Pan Fish. The most important information channel is Oslo Børs

Profit and loss account ⑪

Figures in NOK thousands

PAN FISH ASA 2002	PAN FISH ASA 2001	Note	PROFIT AND LOSS ACCOUNT Operating revenues and operating expenses	Note	PAN FISH - GROUP 2002	PAN FISH - GROUP 2001	PAN FISH - GROUP 2000
45 726	32 051	2	Operating revenues	3	4 595 314	5 592 356	4 742 548
0	0		Cost of purchased goods	8	3 712 960	4 194 256	2 660 712
0	0		Change in stocks, finished goods	8	64 091	-350 417	194 737
10 676	13 032	3,16	Payroll expenses	5,18	681 129	771 476	570 529
2 421	1 947	4	Depreciation of tangible fixed assets	6	271 803	249 658	181 150
1 500	0	4	Write-down of tangible fixed assets	6	493 945		0
0	0		Loss on sale of shares in subsidiaries	2	119 559	0	0
92 663	31 592	3,5,19	Other operating expenses	4 21	728 728	583 500	402 354
107 260	46 571		Total operating expenses		6 072 215	5 449 471	4 009 482
-61 535	-14 520		Operating profit/loss		-1 476 901	143 885	733 066
			Financial income and financial expenses				
19 273	282 100	13	Income from investment in subsidiaries		0	0	0
-181 110	-2 857	14	Loss/income from investment in associates16		-285 326	31 062	8 577
45 282	48 016		Interest received from group companies		0	0	0
50	554 821		Gain/loss (-) on realisation of shares		-129	554 743	12 300
0	0		Gain on sale of own bonds		0	0	228 126
182 381	13 336	22	Other financial income		51 636	41 071	8 576
-2 055 587	0	13	Write down of financial assets	17	-403 065	0	0
-5 059	2 283	8	Foreign exchange gains/losses (-)	11	-6 916	13 687	-11 235
-257 396	-154 222	20	Financial expenses		-559 264	-422 170	-236 178
-2 252 166	743 477		**Net financial items**		-1 203 065	217 894	10 166
-2 313 700	728 957		**Profit/loss before tax**		-2 679 985	361 779	743 232
-114 137	116 156	10	**Tax on profit from ordinary activities**	12	-383 971	107 499	209 567
-2 199 563	612 801		**Profit/loss for year**		-2 295 994	254 280	533 665
			Application of profit/ settlement of loss				
0	457		Transferred to reserve for valuation variances		0	0	0
0	0		Dividend		0	0	265 000
-2 199 563	612 345	11	Transferred to uncovered loss/other equity		0	0	0
0	0		Minority share	2	-64 065	12 980	34 274
0	0		Majority share		-2 231 929	241 300	234 391
-2 199 563	612 801		**Total**		-2 295 994	254 280	533 665
0	161 735		Group contribution paid (net after tax)		0	0	0

Balance sheet at 31 December 2002

Figures in NOK thousands

PAN FISH ASA 2002	PAN FISH ASA 2001	Note	ASSETS	Note	PAN FISH - GROUP 2002	PAN FISH - GROUP 2001	PAN FISH - GROUP 2000
			Intangible assets				
0	0		Licences	6	1 241 362	1 435 194	873 268
145 600	3 100	10	Deferred tax asset	12	201 572	0	0
0	0		Goodwill	6	168 100	586 923	279 943
145 600	3 100		**Total intangible assets**		1 614 034	2 022 117	1 153 211
			Tangible fixed assets				
0	0	4	Land, buildings etc	6	631 572	943 960	749 723
2 910	3 909	4	Plant, machinery, equipment etc	6	878 635	1 161 557	901 243
1 418	3 253	4	Vessels	6	107 454	164 897	113 522
4 328	7 162		**Total tangible fixed assets**		1 617 661	2 270 354	1 764 488
			Financial fixed assets				
806 503	2 496 425	13	Investments in subsidiaries		0	0	0
1 105 116	767 392	5	Loans to group enterprises		0	0	0
2 129	183 570	14	Investments in associates	16	200 163	833 838	167 175
0	7 080	5	Loans to associates		0	0	4 463
1 050	5 489	15	Investments in shares and units	15	136 800	36 119	30 900
1 005	914	16	Pension assets	18	-4 165	0	0
0	24 679	20	Long-term accruals, investments	22	27 638	181 268	447 071
1 915 804	3 485 579		**Total financial fixed assets**		368 766	1 051 245	649 609
2 065 732	3 495 841		**Total fixed assets**		3 600 462	5 343 716	3 567 308
			Current assets				
0	0		Stocks	8	1 325 740	1 877 782	1 525 400
1 085	9 754	5	Trade receivables	7	409 691	763 606	722 484
122 102	113 941	5.9	Receivables from group companies		0	0	0
19 273	282 100	13	Outstanding group contributions		0	0	0
42 809	9 828	17	Other receivables	7	184 060	265 043	147 832
185 268	415 623		**Total receivables**		593 751	1 028 649	870 316
510	632	18	Bank deposits, cash in hand etc	20	65 169	83 552	184 363
185 778	416 255		**Total current assets**		1 984 660	2 989 983	2 580 078
2 251 510	3 912 096		**Total assets**		5 585 122	8 333 699	6 147 386

Balance sheet at 31 December 2002

Figures in NOK thousands

PAN FISH ASA 2002	PAN FISH ASA 2001	Note	EQUITY AND LIABILITIES	Note	PAN FISH - GROUP 2002	PAN FISH - GROUP 2001	PAN FISH - GROUP 2000
			Paid-in capital				
85 203	76 331	12	Share capital (170,406,072 shares at nominal value of NOK 0.50 each	14 24	85 203	76 331	64 784
0	-7 295	12 21	Own shares	23	-4	-2 904	-2 593
0	772 064	11	Share premium reserve		0	772 064	426 948
0	60 625	11 21	Paid-in other equity		0	69 625	141 160
85 203	906 725		**Total paid-in equity**		85 199	906 116	629 798
			Retained earnings				
-714 746	279 749	11	Uncovered loss /other equity		-944 318	99 664	98 900
0	0		Minority interests	2	49 139	163 519	113 577
-714 746	279 749		**Total retained earnings**		-895 179	263 183	212 477
-629 543	1 186 474	11.23	**Total equity**	13	-809 980	1 169 298	842 275
			Liabilities				
			Provisions for liabilities and charges				
0	0		Pension commitment	18	4 581	2 247	4 567
0	0		Deferred tax	12	0	196 975	174 525
0	0		**Total provisions for liabilities and charges**		4 581	199 222	179 093
			Other long-term liabilities				
0	260		Convertible loans	9	0	260	15 960
763 000	1 026 000	6 24	Bond loans	9	763 000	763 000	563 000
998 347	741 902	6 7 24	Debt to credit institutions	10 25	3 368 396	3 767 762	3 019 593
0	0		Other long-term liabilities		15 913	18 015	25 271
1 761 347	1 768 162		**Total other long-term liabilities**		4 147 309	4 549 037	3 623 824
			Short-term liabilities				
540 959	327 611	7 24	Debt to credit institutions	10	1 231 560	1 231 339	406 306
0	230 000	6	Loan certificates	9	0	230 000	0
37 023	8 871		Trade creditors		548 509	562 536	468 915
370 152	296 882	9	Debt to group companies		0	0	0
0	66 821	10	Tax payable	17	577	106 143	84 048
910	1 115		Unpaid wages and public charges and taxes		41 227	32 058	43 440
0	0		Unpaid dividends		0	0	265 000
170 662	26 160	25	Other short-term liabilities		421 343	254 066	234 490
1 119 706	957 460		**Total short-term liabilities**		2 243 212	2 416 142	1 502 194
2 881 053	2 725 623		**Total liabilities**		6 395 101	7 164 400	5 305 111
2 251 510	3 912 096		**Total equity and liabilities**		5 585 122	8 333 699	6 147 386

⑭ Cash flow statement

Figures in NOK thousands

PAN FISH ASA 2002	PAN FISH ASA 2001		PAN FISH - GROUP 2002	PAN FISH - GROUP 2001
		Cash flow from operational activities		
-2 313 700	728 957	Profit/loss before tax	-2 679 965	361 779
-599	-6 754	Tax paid for the period	-114 666	-67 767
-19 273	-282 100	Konsernbidrag og utbytte	0	0
-19	-72	Group contribution and dividend	44 593	-2 472
-175 333	-554 821	Loss/gain on sale of financial fixed assets	119 68	-554 243
2 055 587	0	Write-down of financial fixed assets	403 065	0
3 921	1 947	Depreciation and write-down of tangible fixed assets	765 748	249 658
181 110	2 857	Profit/loss associates	285 326	-31 062
0	0	Change in trade receivables	257 132	-203 457
-26 456	-21 469	Change in stocks	168 478	10 159
38 284	-22 109	Change in trade creditors	-25 952	-48 578
69 113	-72 388	Change in other accrual items	334 975	-133 346
-187 386	-225 902	**Net cash flow from operational activities**	-441 578	-419 279
		Cash flow from investment activities		
314	9 526	Payments received from sale of tangible fixed assets	24 428	25 847
381	0	Payments received from sale of financial fixed assets	0	0
-1 432	2 204	Payments made on purchase of tangible fixed assets	-300 025	-744 087
0	13 991	Payments received from sale of shares and units	0	0
-4 672	-588 387	Payments received/made on purchase of shares and units	127 302	-689 966
-432 098	-462 890	Payments made on purchase of other investments and lendings	0	0
-437 507	-1 029 966	**Net cash flow from investment activities**	-148 295	-1 408 206
		Cash flow from financing activities		
256 275	900 060	Payments received on taking up new long-term debt	443 760	1 379 037
-228 419	24 950	Payments made/received on repayment/taking up of new short-term debt	105 326	156 192
0	0	Payments made in repayment of long-term debt	-496 648	-438 641
213 348	327 611	Net change in overdraft facility	161 224	990 753
107 604	-228 754	Net purchases and sales of own shares	107 604	-228 754
275 942	0	Equity paid in	275 942	0
0	73 047	Dividend received	0	-120 179
624 751	1 146 914	**Net cash flow from financing activities**	597 208	1 738 413
0	0	Currency translation effects	-25 718	-11 739
-122	-108 954	Net change in cash and cash equivalents	-18 383	-100 811
		Opening balance of cash and cash equivalents		
632	109 586	Closing balance of cash and cash equivalents	83 552	184 363
510	632	Purchases/sales of subsidiaries have been included at cost/ sales price adjusted for liquid assets	65 169	83 552

Notes Pan Fish ASA

NOTE 1

BASIC PRINCIPLES, VALUATION AND CLASSIFICATION – OTHER FACTORS

The annual accounts, consisting of the profit and loss account, balance sheet, cash flow statement and notes, have been prepared in accordance with (Norwegian) company legislation, the Accounting Act and generally accepted accounting principles (GAAP) in Norway as applicable at 31 December 2002. To make for easier reading the accounting material is presented in condensed form. The necessary specifications appear in the notes, which therefore constitute an integrated part of the annual report and accounts.

The annual accounts have been prepared in accordance with the basic principles of historical cost, comparability, going concern, all-inclusive income and prudence. Transactions are entered at the transaction-date value of the associated payment. Income is recognised as it accrues and expenses are matched with accrued income. The accounting principles are described in greater detail below. Where actual figures are unavailable at the time the accounts are prepared, GAAP requires the management to prepare best estimates for use in the profit and loss account and balance sheet. There may be variances between estimated and actual figures.

Assets/liabilities relating to the revenue cycle and items falling due for payment within one year of the balance sheet date are classified as current assets/short-term liabilities. Current assets/short-term liabilities are classified at whichever is lower/higher of acquisition cost and net realisable value. Net realisable value is defined as the assumed future sales price minus expected sales costs. Other assets are classified as fixed assets. Fixed assets are valued at acquisition cost. Fixed assets that deteriorate in value are depreciated. In the event of changes in value that are not temporary in nature, the assets in question are written down. Corresponding principles are normally applied to liability items.

1) Consolidation of subsidiaries and associates

Subsidiaries
The consolidated accounts include the parent company and companies in which Pan Fish ASA owns/controls more than 50 % of the shares/votes. This applies to the companies listed in note 2 to the accounts. When consolidating, the acquisition cost paid by the parent company for shares in the subsidiary is eliminated against the subsidiary's book equity on the acquisition date (acquisition method). Excess values paid are distributed between identifiable assets in the company's balance sheet. Any excess values over and above this are recognised under Licences (for aquaculture companies) and under Goodwill (for other companies). Shortfall values are deducted from the value of fixed assets.

When translating the value of foreign subsidiaries, the respective countries' exchange rates at 31 December 2002 have been used in the balance sheet, while the average exchange rate for the year has been used in the profit and loss account. Translation differences occurring in connection with the consolidation of foreign subsidiaries are offset directly against equity.

Internal intercompany sales and earnings are eliminated. The same applies to receivables and liability items at 31 December 2002.

Minority interests
The minority share of profit/loss and equity is calculated and recognised in the consolidated accounts. Minority interests are limited to positive equity in the subsidiary.

Associates
Companies in which Pan Fish ASA owns 20-50 % and has substantial influence on operational and financial decisions are defined as associates. Such companies are consolidated using the equity method. The group's share of the associates' profit/loss after tax is shown on a separate line under Financial items. In the balance sheet the owner interests are recognised under Financial fixed assets.

Investments in shares and units, classified as fixed assets, are valued at cost price. If the market value is lower and the fall in value is not deemed to be temporary the assets are written down.

2) Accounting principles for major accounting items

Recognition date
Income is recognised in the profit and loss account as it accrues. This is normally on the delivery date for sales of goods and services. Value added tax, discounts, bonuses etc. are deducted from operating revenues.

Sales of subsidiaries are deemed to be part of ordinary operations. Gains on such sales are therefore included under Operating revenues. The same applies to gains on the sale of operating equipment (losses are included under Other operating expenses).

Expensing date/matching
Expenses are matched with and recognised at the same time as the income to which they are attributable. Expenses that cannot be directly attributed to income are recognised as they are incurred. All expenses relating to the restructuring and closing down of businesses are recognised at the time the decision was made to restructure/close down. Set-up costs in connection with long-term loans are normally presented under Financial fixed assets and accrued over the life of the loan. Set-up costs relating to the refinancing decided in January 2003 (see note 24) have, however, been charged to income, since this refinancing did not involve the company taking up new loans.

Intangible assets
The distribution of excess values in connection with the acquisition of companies is described under Subsidiaries. That part of the excess value defined as Licences and Goodwill is recognised under Intangible assets and depreciated as follows:

Licences in Norway:
There is no time limit on licences in Norway and, subject to the approval of the authorities, licenses can be moved. For this reason they are not subject to ordinary depreciation.

Licences in Canada:
In accordance with current practice licences in Canada have been renewed automatically. They may, however, not be moved and a technical service life of 30 years has been assumed. Ordinary depreciation is carried out on the basis of the technical service life.

Other licences:
Other licences are depreciated over the life of the licences

Goodwill
In the case of acquisition of companies without licences, excess value that cannot be directly attributable to specific operating equipment is defined as Goodwill. The depreciation rate for the individual Goodwill items is determined on the basis of useful life at the time of recognition. If net realisable value is lower than book value and the situation is not deemed to be temporary the items are written down.

Tangible fixed assets
Tangible fixed assets are recognised in the balance sheet at acquisition costs minus accumulated depreciation and write-downs. If the net realisable value of an operating asset is lower than book value and this is due to causes that are not deemed to be temporary the operating equipment is written down to net realisable value. Expenses relating to normal maintenance and repairs are charged to income as they are incurred. Expenses relating to major replacements and renewals that substantially increase the useful life of the asset are capitalised. Large operating equipment that is leased on terms that essentially transfer the financial rights and obligations to Pan Fish ASA (financial leasing) are capitalised as operating equipment and included as a liability under interest-bearing debt. Operational leasing is recognised as an ordinary leasing expense and classified as an ordinary operating expense

Ordinary depreciation is calculated using the straight-line method over the useful life of the operating asset, on the basis of its historical cost price. Corresponding principles are used for intangible assets. Depreciation is classified as an ordinary operating expense

Stocks and cost of purchased goods
Stocks of live fish in the sea are valued per generation at whichever is the lower of full production cost and net realisable value (assumed sales value minus sales costs). Production cost consists of direct variable, indirect variable and fixed costs (ex administrative expenses). Interest expenses are also included on account of the long production period. Raw materials comprise feed, packaging and purchased goods for processing. These are valued at whichever is the lower of acquisition cost and net realisable value.

Work in progress and finished goods comprise own production such as salmon fillets, smoked salmon etc. and are valued at whichever is the lower of production cost and net realisable value. With the exception of interest expenses, production cost is calculated in the same way as for live fish in the sea

Goods for resale comprise purchased goods for direct resale. These are valued in the same way as raw materials.

If net realisable value is lower than the value calculated according to the above, the goods are written down to net realisable value.

Receivables and liabilities in foreign currency
Forward contracts are used continuously to hedge open currency items. All receivables and liability items hedged in this manner are translated at the forward rate. Other currency items are translated at the year-end rate.

Exchange rate gains and losses are shown net under Financial items in the profit and loss account.

Receivables
Receivables are recognised at nominal value minus provision for bad debt

Pension commitments and pension expense
The company has pension schemes entitling employees to agreed future pension benefits, called benefit plans. Pension commitments are calculated according to linear earning on the basis of assumptions regarding the number of earning years, discount rate, future return on pension assets, future salary increases, national insurance pensions and benefits and actuarial assumptions concerning mortality, voluntary retirement etc. The pension assets are recognised at net realisable value. The net pension commitment consists of the gross pension commitment minus the net realisable value of pension assets. The group has signed several pension agreements. Some of these were overfunded at 31 December 2002. The overfunding is recognised in the balance sheet where it is deemed probable that it can be used.

Changes in the pension commitment as a result of changes in pension plans are spread over the estimated average remaining earning period. Changes in the commitment and pension assets that are due to changes in and variances from the calculation assumptions (estimate changes) are spread over the estimated average remaining earning period if the variances exceed 10 % of the gross pension commitment/pension assets

The net pension expense, which is the gross pension expense minus the estimated return on the pension assets, adjusted for the distributed effect of changes in estimates and pension plans, are classified as ordinary operating expenses and presented along with payroll expenses and other benefits.

Some foreign subsidiaries have a pension scheme that can be defined as a contributory scheme. Annual contributions are charged to income in the profit and loss account.

Deferred tax and tax expense
Deferred tax is calculated on the basis of temporary differences between book and tax accounting values at the end of the accounting year. The nominal tax rate is used for calculation purposes. Positive and negative differences in the same time interval are offset. A deferred tax asset occurs where there are temporary differences that will confer a right to deductions in future tax payable. The deferred tax asset relating to negative temporary differences and the tax loss carryforward is recognised in the balance sheet. Only negative differences with probable future tax-reducing effect are included. The year's tax expense consists of changes in deferred tax and deferred tax assets plus tax payable for the income year adjusted for any errors in previous years' calculations.

As already stated, excess values on the acquisition of subsidiaries are classified as Goodwill or Licences. Pursuant to current accounting practice no deferred tax is calculated on the Goodwill entries. The same applies to Licences. The reason for this is that the cost price of the shares is included in the company accounts. Any sales of licences will always take the form of a sale of the licence-holding company. This means that there will, in practice, be no deferred tax on the value of licences

Cash flow statement
The indirect method has been used to draw up the cash flow statement. Cash and cash equivalents also include bank deposits. Acquisitions/sales of subsidiaries are recognised at cost/sale price adjusted for liquid assets at the time of acquisition/sale

Classification and valuation of balance sheet items
Assets relating to the revenue cycle are classified as current assets. The same rules apply to short-term liabilities. Receivables and liabilities that are not related to the revenue cycle are classified as current assets/short-term liabilities if they fall due within one year. Other assets are classified as fixed assets and other liabilities as long-term liabilities.

3) Additional information

Pro forma accounts
Where comparable figures from previous periods do not give a sufficient basis for valuing the company's earning power, additional information is provided in the form of pro-forma accounts. This may be relevant in connection with the acquisition of new companies. No substantial acquisitions were made in 2002, but the conversion, share issue and refinancing implemented in January 2003 have a substantial effect on the balance sheet. Pro forma accounts have therefore been drawn up where the above measure is incorporated into the balance sheet (see note 26).

Earnings per share
Earnings per share is based on the weighted average of outstanding shares for the period. In the case of diluted earnings per share, account has been taken of the diluting effect of convertible loans and options issued.

NOTE 2

BUSINESS AND GEOGRAPHICAL DISTRIBUTION
Pan Fish ASA is the parent company in the Pan Fish group. Its operating revenues consist mainly of administration fees from its subsidiaries (see note 13) and leasing expenses re-invoiced to subsidiaries and associates.

NOTE 3

PAYROLL EXPENSES, NUMBER OF EMPLOYEES, REMUNERATION
Payroll expenses etc.

	2002	2001
Wages and salaries	8 611	10 465
Employer's Nat. insurance contribution	1 415	1 463
Pension expenses	145	13
Other expenses	505	1 091
Payroll expenses	**10 676**	**13 032**
Average no. of employees	16	18

Payments to senior management in 2002:	General manager	Directors
Salaries	888	275
Other remuneration	212	0

No loans have been given or security furnished for senior management, directors or closely related parties at 31 December 2002. Other employees in the group have been granted loans totalling NOK 850 000. Most of this amount yields 6.0 % interest. At 31 December 2002 no member of the group's senior management team has an agreement regarding severance pay, bonus or similar. As regard options, see note 12.

Auditor:
The expensed auditor's fee amounts to NOK 1 779 000. The fee includes the auditing of interim reports at 30 June and 30 September and assistance in connection with the share issue. It also includes a consultancy fee of NOK 225 000


Notes Pan Fish ASA
Notes Pan Fish ASA

NOTE 4

TANGIBLE FIXED ASSETS

	Office equipment, fixtures etc.	Vessels	Other means of transport	Total tangible fixed assets 31 Dec. 2002	Total tangible fixed assets 31 Dec. 2001
Acquisition cost at 01 Jan. 2002	6 610	3 813	439	10 861	19 416
Additions, purchased operating equipment	1 401	31	-	1 432	2 204
Disposals, sold operating equipment	-959	-	-	-959	-10 759
Acquisition cost 31 Dec. 2002	7 051	3 844	439	11 334	10 861
Acc. depreciations	-	-926	-	-926	-
Acc. write-downs	-4 279	-1 500	-300	-6 080	-3 699
Book value at 31 Dec. 2002	**2 772**	**1 418**	**138**	**4 328**	**7 162**
Depreciation for year	1 982	388	50	2 421	1 947
Write-downs for year	-	1 500	-	1 500	-
Useful life	3 - 6 years	10 years	5 years		
Depreciation plan	Straight line	Straight line	Straight line		

NOTE 5

RECEIVABLES
The company's receivables are valued at their nominal value minus expected losses of NOK 8 337 000. Losses on receivables are recognised in the following amounts.

Write-offs	81
Increase in provision for bad debts	8 337
Total	8 417

See note 8 re translation of foreign-currency receivables. No receivables relating to the revenue cycle fall due later than one year hence

NOTE 6

BOND DEBT
Pan Fish ASA has the following listed bond loans at 31 December 2002.

		Interest type	Interest rate	Original maturity date	Market rate	Debt
Bond loan 2000/2003	Floating	Flytende	8.41 %	20.12.03	30.00 %	496 000
Bond loan 2000/2003	Floating	Flytende	8.16 %	20.12.03	30.00 %	5 000
Bond loan 2000/2003	Fixed	Fast	8.75 %	20.12.03	30.00 %	237 000
Debt instrument loan	Fixed	Fast	8.75 %	20.12.03		25 000
Total						**763 000**

The interest rate on the floating loans is calculated on the basis of 3-month NIBOR. The stated rates apply to interest at 31 December 2002.

The above table shows the situation at 31 December 2002. On 10 January 2003 most of the loan was converted to equity. See note 23.

Loan certificates:
In 2001 short-term loan certificates were issued for a total of NOK 230 million. The loan was repaid in its entirety in 2002.

NOTE 7

OTHER LIABILITIES, SECURITY AND GUARANTEE LIABILITY
Pan Fish ASA participates in the group accounts systems which the group has with Nordea (limit NOK 161 000 000) and DnB (limit NOK 290 500 000) and is jointly and severally liable for all outstanding balances with the banks. The limits also include the ceilings for forward contracts and *guarantees. See note 3 for translation of foreign-currency* liability items.

In addition the company has long-term debt to credit institutions totalling NOK 998 347 000. An agreement was entered into in December 2002 for the refinancing of most of the Pan Fish group's existing bank and bond debt. The agreement will be implemented in the first quarter 2003. Information about the instalment profile etc. relating to the "old" debt has therefore not been included. The effect of the refinancing and the share issue is described in note 23.

Interest charged in 2002 has been calculated on the basis of 3-month NIBOR +1.5 to 2.0 %.

In the original agreement the debt is secured by the following assets:

1) Moveable operating equipment, buildings, trade receivables, stocks (incl. agricultural moveables) etc. in the following subsidiaries:
Lighthouse of Scotland Ltd, Seafood Products Ltd, Pan Fish France SA, Pan Fish Sales AS, Pan Logistics BV, TC Trading Inc (associated with) Pan Fish Sales Inc., Pan Fish Norge AS (incl. subsidiary), Kinn Salmon AS

2) Pan Fish ASA's shares in the following subsidiaries (see note 13):
Lighthouse of Scotland Ltd (incl. subsidiary Pan Fish Sales UK Ltd), Pan Fish Norge AS, Pan Fish France SA, Norsk Sjømat AS, Pan Fish Sales AS, Omega Salmon Group Ltd, Cypress Island Inc, PF Laksaling, PF Laksholding and the shares in Pan Pelagic ASA

3) Pan Fish ASA'S intercompany receivables from the following companies in the group
Cypress Island Inc, Omega Salmon Group Ltd, Lighthouse of Scotland Ltd, Pan Fish Sales AS, Pan Fish France SA

Balance sheet liabilities secured by mortgage etc.:	31.12.02	31.12.01
Short-term debt to credit institutions	540 959	327 611
Long-term debt to credit institutions	998 347	741 902
Total	**1 539 307**	**1 069 513**

Guarantee liability:
In addition Pan Fish ASA has furnished guarantees for a total of NOK 2 481 414 000 for loans and other credit in subsidiaries, most of which is secured by mortgages on fixed assets. The guarantees have been furnished in different currencies and translated to NOK at the rate on 31 December 2002. The corresponding amount for 2001 was NOK 1 911 932 000.

Balance-sheet value (in Pan Fish ASA) of assets pledged as security for mortgaged debt:	31.12.02	31.12.01
Group company receivables	584 737	712 413
Other receivables	1 085	9 754
Shares in subsidiaries	693 910	1 604 586
Total	**1 279 732**	**2 326 752**

NOTE 8

CURRENCY, FORWARD CONTRACTS ETC.
Receivables in foreign currency are hedged by forward contracts or by drawing on accounts in the same currency. Where forward contracts are used the receivable is translated at the forward exchange rate. In all other cases the rate at 31 December 2002 is used. In the 2002 accounts an exchange-rate loss totalling NOK 5 059 000 has been recognised. At 31 December 2002 the following forward contract/swap contracts had been signed.

Bank	Currency	Maturity date	Purchase/ sale	Amount in currency	Forward rate
Nordea (swap)	GBP	31.03.03	Sale	760	12,7670
Pan Marine ASA	USD	31.01.03	Purchase	5 774	9,3807
Pan Marine ASA	CAD	31.01.03	Purchase	480	6,1435

Notes Pan Fish ASA

NOTE 9

SPECIFICATION OF SHORT-TERM INTERCOMPANY BALANCES ETC.

	Trade receivables		Other receivables	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
Enterprises in same group	80 196	45 071	41 906	68 870
Associates	923	9 724	0	0
Total	81 119	54 795	41 906	68 870

	Trade accounts payable		Other short-term liabilities	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
Enterprises in same group	11 916	1 784	358 236	64 911
Associates	494	0	0	0
Total	12 410	1 784	358 236	64 911

NOTE 10

TAX

Tax payable breaks down as follows:	2002	2001
Profit/loss on ordinary activities before tax	-2 313 700	728 957
Permanent differences[1]	2 095 205	-499 821
Group contribution received	19 273	282 100
Change in temporary differences	84 084	-173
Basis for tax payable	**-115 138**	**511 063**
Tax 28 %	-32 239	143 098
Allowance for dividend received	0	-8 561
Tax payable on year's profit before group contribution	**-32 239**	**134 537**
The year's tax expense breaks down as follows		
Tax payable on year's profit before group contribution	-32 239	134 537
Tax provision for dividend abroad in 2000	0	-16 773
Payment of tax at source /changes from previous years	599	0
Gross change deferred tax	-110 261	11 619
Deferred tax own shares recognised against equity	27 763	-13 227
Total tax for year	**-114 137**	**116 156**
Tax payable in the balance sheet breaks down as follows:		
Tax payable on year's profit	0	134 537
Tax at source	0	-6 754
Tax payable on group contribution	0	-64 453
Tax payable on sale of own shares	0	-42 428
Assessed, unpaid tax for 2000	0	45 918
Total tax payable in balance sheet	**0**	**66 821**
Overview of temporary differences:		
Fixed assets	-3 120	-1 221
Shares/units	-1 761 589	409 830
Shares, temporary differences not included in tax basis[2]	0	-480 625
Pension assets	1 005	944
Receivables	-13 246	0
Accounting provisions	-69 000	0
Loss carryforwards	-115 138	0
Total	**-1 961 088**	**-11 071**
Not recognised deferred tax asset[3]	**-403 505**	**0**
Recognised deferred tax asset[3]	**-145 600**	**-3 100**

[1] Includes: non-deductible expenses such as entertainment, gifts etc. It also includes accounting write-downs on shares in the amount of NOK 2 050 677 000.

[2] In 2001 shareholdings were sold at a profit internally in the group. Deferred tax on the temporary difference that arose (in relation to the original cost price in the selling company) was not recognised. The same shareholdings were written down in 2002. No deferred tax asset has been recognised on this part of the write-down.

[3] The basis for the deferred tax asset includes the write-down of shares in subsidiaries. No deferred tax asset has been recognised on shares in subsidiaries that will probably not be sold. The rest of the deferred tax asset is limited to probable earnings in the next 10 years. Therefore, the basis for the deferred tax assets does not tally with the book deferred tax asset.

NOTE 11

CHANGE IN EQUITY

	Share capital	Own shares	Share premium reserve	Paid-in other equity	Reserve for valuation variances	Other equity/ un-covered loss	Total
Equity 31 Dec. 2001	76 331	-2 295	772 064	60 625	1 752	277 997	**1 186 474**
Change in equity for year:							
Conversion of loans	4		66				70
Share issue[1]	8 868		267 074				275 942
Purchases and sales of own shares		2 295				189 107	191 402
Gain/loss own shares (after tax)				-83 868			-83 868
Profit/loss for year						-2 199 563	-2 199 563
Netting of equity against uncovered loss			-1 039 204	23 243	-1 752	1 017 713	0
Equity 31 Dec. 2002	**85 203**	**0**	**0**	**0**	**0**	**-714 746**	**-629 543**

[1] Two share issues were carried out in January 2002. In connection with the buy-back of Pan Pelagic AS the number of shares increased by 2 326 601 and gross equity increased by NOK 35 364 000. In addition, there was a cash issue at a price of NOK16.90 per share. This increased the number of shares by 15 410 000 and gross equity by NOK 260 429 000. Issue costs in the amount of NOK 19 851 000 have been offset against the share premium reserve.

At 31 December 2002 the company had no distributable reserves. See note 23.

NOTE 12

SHARE CAPITAL AND SHAREHOLDER INFORMATION

At 31 December 2002 the share capital consisted of 170 406 072 shares with a nominal value of NOK 0.50 per share. Each share represents one vote at the general meeting and carries the same rights in the company. The total number of shareholders is 8 581.

At 31 December 2002, Pan Fish ASA held 953 own shares. These have been offset against equity, reducing it by NOK 476 on a separate line under share capital and by NOK 37 706 offset against other equity.

Options have been issued to senior management in the group, entitling them to buy 1 390 000 shares at prices ranging from NOK 7.50 to NOK 70.

Notes Pan Fish ASA

Ownership structure:
At 31 December 2002 the biggest shareholders in Pan Fish ASA were:

	Shares	Holding	Voting share
Pan Holding AS	17 318 693	10.2 %	10.2 %
Arne Nore	9 291 184	5.5 %	5.5 %
Rolf Olsen AS	5 765 482	3.4 %	3.4 %
North Sea Partners Ltd	5 236 660	3.1 %	3.1 %
Stromnes Invest AS	4 272 933	2.5 %	2.5 %
Beta AS	3 567 659	2.1 %	2.1 %
Stolten Invest AS	1 891 207	1.1 %	1.1 %
Harald J. Skaar	1 858 417	1.1 %	1.1 %
Har-Eiendom AS	1 828 488	1.1 %	1.1 %
Tine Pensjonskasse	1 582 897	0.9 %	0.9 %
SIS Segaintersettle AG	1 579 168	0.9 %	0.9 %
SND Invest AS	1 559 282	0.9 %	0.9 %
Bjarte Tunold	1 553 094	0.9 %	0.9 %
Sabinum AS	1 280 689	0.8 %	0.8 %
First Securities AS	1 239 866	0.7 %	0.7 %
Ingrid Knutsen Sætren	1 195 011	0.7 %	0.7 %
Øylaks AS	1 141 000	0.7 %	0.7 %
Arne Slang	1 000 000	0.6 %	0.6 %
Hareko AS	1 000 000	0.6 %	0.6 %
Christiania Securities ASA	976 000	0.6 %	0.6 %
Total 20 biggest	**65 137 730**	**38.2 %**	**38.2 %**
Total others	105 268 342	61.8 %	61.8 %
Total no. of shares	**170 406 072**	**100.0 %**	**100.0 %**

The above shows the distribution of shares at 31 December 2002. At the general meeting held in January 2003 it was decided to carry out a share issue and debt conversion. See notes 23 and 24.

Following this, participants in the share issue and conversion will own approx. 94 % of the company.

Shares and options owned (controlled) by members of the board (the information refers to the board elected at the general meeting in January 2003):

Name	Office	Shares	No. of options
Gabriel Smith	Director	0	0
Arnulf Haukeland	Director	20 000	0
Atle Eide	Director	0	0
Arthur Duus	Director	0	0
Helge Møgster	Director	763 878	0
Ola Holen	Acting CEO	7 349	100 000

The stated number of shares refers to shares owned directly by management and closely related parties. Shares owned by companies in which the senior management have substantial owning interests have also been included in the list.

NOTE 13

SHARES IN SUBSIDIARIES

	Registered address	Acquisition date	Shareholding	No. of shares	Equity 31 Dec. 2002	Profit/loss 2002	Book value
Lighthouse of Scotland Ltd (Scotland)	Cairndow	01.05.96	100.00 %	7 600 000	47 910	-39 615	47 910
Pan Fish Sales AS (group)	Ålesund	06.02.96	100.00 %	30 000	55 477	6 749	44 478
Norsk Sjomat AS (Norway)	Stranda	03.11.97	100.00 %	7 016	24 178	1 901	32 328
Cypress Island Inc. (USA)	Anacortes	07.11.97	100.00 %	4 600 000	996	-48 527	0
Omega Salmon Group (Ltd) Canada	Campbell River	30.08.95	100.00 %	17 500			
Omega Salmon Group (Inc) Canada	Campbell River	30.08.95	100.00 %	2 700 000	209 859	-223 230	209 859
Orca Shipping Inc	Campbell River	02.06.00	100.00 %	400	-793	-26	0
Pan Fish France SA (France)	Poullaouen	11.04.97	100.00 %	7 005 366	29 541	-5 175	29 544
Pan Fish Norge AS (group)	Måløy	18.05.92	100.00 %	2 000 000	75 798	-424 376	75 798
Pan Pelagic ASA (group)	Ålesund	25.08.00	95.80 %	71 192 609	253 993	-537 079	253 993
PF Vestlaks (Faroese)	Kollafjordur	01.05.00	50.00 %	1 500	69 682	-78 938	69 682
Grimmergata AS	Ålesund	04.10.00	100.00 %	1 000	419	190	419
Pan Fish Chile SA	Puerto Mont	17.04.01	100.00 %	800 000	6 587	-3 942	6 587
Pan Fish Japan Ltd	Tokyo	28.06.01	100.00 %	3 000	-532	217	275
PF Lakshokling (Faroese)	Suduroy	01.11.99	50.00 %	500 000	-58 460	-64 386	0
PF Laksaling (Faroese)	Kollafjordur	01.11.99	50.00 %	3 000 000	-3 760	-28 674	0
Seafood Farmers of Norway AS	Valderoy	12.12.00	100.00 %	28 000	34 582	1 299	35 680
Total							**806 503**

The shares have been recognised in the accounts using the cost method. Group contributions received from subsidiaries amount to NOK 19 273 000.

The shareholdings were written down at 31 December 2002. This refers both to shares in subsidiaries and to other shares. Loans to subsidiaries were also written down. The write downs break down as follows:

Write-down of shares in subsidiaries	2 046 229
Write-down of other shares	4 439
Write-down of loans to subsidiaries	4 919
Total write-downs of financial fixed assets	**2 055 587**

NOTE 14

ASSOCIATES

	Registered address	Acquisition date	Holding	No. of shares	Equity 31 Dec. 2002	Profit/loss 2002	Share of profit/loss
W. Kahrow AS	Oslo	01.01.95	40.83 %	490	4 049	353	144
Pan Marine ASA	Ålesund	25.08.00	48.18 %	19 274 285	57 246	-220 671	-181 254
Total (including write-downs)							**-181 110**

Associates have been included using the equity method. In addition to including our share of the loss in Pan Marine ASA, the shareholding has been written down. The amount written down is shown below.

	Pan Marine ASA	W. Keltzow AS
Acquisition cost/ opening balance	181 340	2 230
Dividend received	0	-245
Sold 2002	-86	
Share of year's profit/loss	-109 828	144
Write-down of shareholding	-71 426	0
Closing balance 31 Dec. 2002	**0**	**2 129**

NOTE 15

SHARES AND UNITS IN OTHER COMPANIES

	Holding	No. of shares	Book value
Shares/units:			
Solnør Gaard Golfbane AS		106	794
Ålesund Byutvikling AS		12 500	138
Traconi AS	7.27 %	113 771	114
Norway Pelagic Fish AL			5
Total shares and units			**1 050**

The shares in Traconi AS were written down by NOK 4 439 000 in 2002.

NOTE 16

PENSION COMMITMENTS
A group pension agreement has been signed with Storebrand. The agreement comprises a total of 15 persons. The pension scheme is treated as a defined benefits scheme. The following assumptions have been made when calculating the effect on the profit and loss account and balance sheet:

	2002	2001
Return on pension assets	8.0 %	8.0 %
Discount rate	7.0 %	7.0 %
Annual salary increase	3.0 %	3.0 %
Annual increase in national insurance basic amount	3.0 %	3.0 %
Annual increase in pensions	2.5 %	2.5 %
Year's pension expense:		
Pension benefit earnings during the year	232	247
Interest expense on pension commitments	128	111
Expected yield on pension assets	-193	-164
Net pension expense before employer's national insurance contribution	**168**	**194**
Estimate changes and variances recognised in profit and loss account	11	18
Accrued employer's nat. insurance contribution	26	24
Net pension expense after employer's nat. ins. contr.	204	236
Pension asset at 31 December:		
Gross pension commitments	2 196	1 947
Pension assets (market value)	-2 809	-2 403
Net pension assets before tax	-612	-456
Changes and variances not recognised in profit and loss account	-393	-488
Net pension assets after tax	**-1 005**	**-944**

NOTE 17

JOINT AND SEVERAL LIABILITY, VALUE ADDED TAX
The company is registered jointly with Pan Fish Sales AS in the VAT register. This means that the companies are jointly and severally liable for any VAT due. At 31 December the companies were in credit with respect to VAT.

NOTE 18

BANK DEPOSITS

	31.12.02	31.12.01
Provision for tax withholding	510	632

NOTE 19

LEASES AND LEASING AGREEMENTS
Pan Fish ASA operates from office premises in the centre of Ålesund. The premises are owned by the wholly owned subsidiary Grimmergata 5 AS. The lease was signed in January 2002 and runs for 10 years. The annual rent is approx. NOK 2 900 000

In addition leasing agreements have been signed for 9 cars. The annual leasing costs amount to approx. NOK 880 000.

NOTE 20

SET-UP COSTS, LONG-TERM LOANS
Set-up costs in connection with long-term loans were previously accrued over the loan period. This principle was changed in connection with the refinancing and debt conversion (implemented 10 January 2003). At 31 December 2002 the remainder of the set-up cost was split in proportion to the share of converted debt. This share (NOK 7 524 000) has been recognised as a prepaid cost. In connection with *the debt conversion of 10 January 2003 the converted debt* share will be treated as an issue cost and offset against the share premium reserve. The remaining share of the set-up costs (NOK 4 756 000) was charged to income under Financial expenses. Set-up charges in connection with the refinancing in 2003 have been calculated at NOK 39 000 000. The whole amount has been recognised as a financial expense *in the accounts for 2002 (see note 1).*

NOTE 21

OWN SHARES
The reason for purchasing own shares is to use them in connection with the acquisition of new companies. At 31 December 2002 the company had 953 own shares at a total cost price of NOK 38 163. Their classification in the annual accounts is described in note 12.

The quoted price on the date the agreement is signed is used as the sales price when own shares are used as payment on the acquisition of new companies.

The acquisition of own shares has taken place in several rounds. Pursuant to section 5-5 of the (Norwegian) Accounting Act concerning interchangeable assets, the average acquisition cost is used to calculate the gain/loss for accounting purposes. Losses total NOK 23 243 000 and have been entered for deduction from Other equity in the balance sheet.

NOTE 22

GAIN ON REPURCHASE OF BONDS
In December 2002 bonds were repurchased (see note 6) from subsidiaries. The nominal value of the bonds was NOK 263 000 000. They were repurchased at their market value on the transaction date. This gave a gain of NOK 175 333 000, which has been entered under Other financial income in the profit and loss account.

NOTE 23

SHARE CAPITAL INCREASE JANUARY 2003
A share capital increase involving the conversion of bond debt and bank debt was decided on at the general meeting in January 2003. The conversion prices were NOK 0.50 (NOK 204 759 000) and NOK 1,50 (NOK 1 285 992 000). A cash issue was also implemented (NOK 600 000 000) at a price of NOK 0.50 per share. The increase in equity as a result of these transactions amounts to NOK 2 090 751 000. Following this, the number of shares will increase to NOK 2 640 180 100.

NOTE 24

REFINANCING
An agreement was entered into in January 2003 for the refinancing of the majority of the Pan Fish group's existing bank debt. In that connection a new principal loan facility of up to NOK 2.9 billion was established. It is subdivided into an overdraft facility with a limit of NOK 1 billion and a long-term loan of NOK 1.9 billion. Pan Fish ASA will be the borrower in the case of the new loan, which will be guaranteed by most of the subsidiaries. The loan will be secured by all major and pledgeable assets belonging to Pan Fish ASA and the guarantors. The refinancing will be carried out in the second quarter of 2003.

Pursuant to the agreement, interest on the long-term part of the loan will be based on 3-month NIBOR + 2.5 %. The repayment profile will be as follows (in whole thousands)

	2003	2004	2005	2006	2007	Total:
Long term debt	0	300 000	400 000	400 000	800 000	1 900 000

NOTE 25

OTHER SHORT-TERM LIABILITIES
This item includes accrued interest expenses in the amount of NOK 58 000 000, refinancing expenses in the amount of NOK 39 000 000, guarantee provision in the amount of NOK 18 000 000 and provisions for other costs in connection with restructuring amounting to approx. NOK 10 000 000.

Notes Pan Fish Group

NOTE 2

CONSOLIDATION OF SUBSIDIARIES AND ASSOCIATES

The consolidated accounts include the following companies:

	Country	Owning company	Holding %
Pan Fish ASA	Norway	Parent company	
Grimmergata 5 AS	Norway	Pan Fish ASA	100.00 %
Lighthouse of Scotland Ltd	Scotland	Pan Fish ASA	100.00 %
Pan Fish Sales UK Ltd	England	Lighthouse of Scotland Ltd	100.00 %
Omega Salmon Group Ltd	Canada	Pan Fish ASA	100.00 %
Orca Shipping Inc.	Canada	Pan Fish ASA	100.00 %
Orca Aquaculture Service Inc	Canada	Orca Shipping Inc	100.00 %
Pan Fish France SA	France	Pan Fish ASA	100.00 %
Pan Fish Chile	Chile	Pan Fish ASA	100.00 %
Cypress Island Inc	USA	Pan Fish ASA	100.00 %
Atlantic Trading Co. Inc	USA	Cypress Island Inc	100.00 %
Seafood Farmers of Norway AS	Norway	Pan Fish ASA	100.00 %
Norsk Sjømat AS	Norway	Pan Fish ASA	100.00 %
Pan Fish Norge AS	Norway	Pan Fish ASA	100.00 %
Harøy Fiskefarm AS	Norway	Pan Fish Norge AS	100.00 %
Olsen Seafood AS	Norway	Pan Fish Norge AS	100.00 %
Olsen Havbruk AS	Norway	Pan Fish Norge AS	100.00 %
Olsen Skarholmen AS	Norway	Pan Fish Norge AS	100.00 %
Jørgen Vigsholm AS	Norway	Pan Fish Norge AS	100.00 %
Hauge & Furnes Fiskeoppdrett AS	Norway	Pan Fish Norge AS	100.00 %
Vestkapp Havbruk AS	Norway	Pan Fish Norge AS	100.00 %
Norway Seafarms AS	Norway	Pan Fish Norge AS	100.00 %
Dansk Fiskeindustri AS	Norway	Norway Seafarms AS	100.00 %
Møre Seafood AS	Norway	Pan Fish Norge AS	100.00 %
Aukra Seafood AS	Norway	Pan Fish Norge AS	100.00 %
Opdrettsbiz AS	Norway	Aukra Seafood AS	50.10 %
Vikanco AS	Norway	Aukra Seafood AS	100.00 %
AS Sagafisk	Norway	Aukra Seafood AS	100.00 %
Henrik Fiskeanlegg AS	Norway	Aukra Seafood AS	98.00 %
PF Laksaling	The Faroes	Pan Fish ASA	50.00 %
PF Sjóaling	The Faroes	PF Laksaling	100.00 %
PF Nordax	The Faroes	PF Laksaling	100.00 %
PF Nordaling	The Faroes	PF Laksaling	50.00 %
PF Laxa	The Faroes	PF Nordaling	100.00 %
PF Laksheldring	The Faroes	Pan Fish ASA	50.00 %
PF Vestsalmon	The Faroes	Pan Fish ASA	50.00 %
AS Vestlax Hirtshals	Denmark	PF Vestsalmon	100.00 %
PF Vestsmolt	The Faroes	PF Vestsalmon	100.00 %
PF Sválpur	The Faroes	PF Vestsalmon/PF Vestlax	100.00 %
PF Vestlax	The Faroes	PF Vestsalmon	100.00 %
PF Laksafoður	The Faroes	PF Vestlax	100.00 %
PF Atlax	The Faroes	PF Vestlax	60.00 %
PF Vestfalt	The Faroes	PF Vestlax	25.00 %
Pan Fish Sales AS	Norway	Pan Fish ASA	100.00 %
Ocean Salmon AS	Norway	Pan Fish Sales AS	100.00 %
Pan Fish Sales USA AS	Norway	Pan Fish Sales AS	100.00 %
Pan Fish Sales Inc	USA	Pan Fish Sales AS	100.00 %
Seafood Products Ltd	England	Pan Fish Sales AS	100.00 %

	Country	Owning company	Holding %
Pan Logistics BV	Netherlands	Pan Fish Sales AS	51.00 %
Pan Fish Investments BV	Netherlands	Pan Fish Sales AS	100.00 %
Pan Pelagic ASA	Norway	Pan Fish ASA	58.55 %
Vikomar AS	Norway	Pan Pelagic ASA	100.00 %
Welcon Pelagic AS	Norway	Pan Pelagic ASA	100.00 %
Ulstey Sildoljefabrikk AS	Norway	Welcon Pelagic AS	99.55 %
Vedde Sildoljefabrikk AS	Norway	Pan Pelagic ASA	66.34 %
Dakneapolian Eiendom AS	Norway	Welcon Pelagic AS	100.00 %
Farmers in West AS	Norway	Pan Pelagic ASA	15.50 %

The cost price of shares in subsidiaries is eliminated against equity in the companies at the time of acquisition. Excess values in connection with acquisitions are treated as described in note 1 on accounting principles. 51 % of the Global Fish AS group was sold during the year. Losses from sales are included as a separate item under Operating expenses.

All internal transactions and intercompany balances are eliminated in the consolidated accounts.

At 31 December 2002 minority interests break down as follows:

	Profit and loss account	Balance sheet
From the group Pan Fish Norge AS	72	3 951
From the group P/F Vestsalmon	42 072	36 245
From the group P/F Laksaling	12 205	0
From the group P/F Laxholding	4 452	0
From the group Pan Fish Sales AS	-654	1 849
From the group Pan Pelagic ASA	5 918	7 094
Total	**64 065**	**49 139**

Associates are consolidated using the equity method. For a more detailed description see note 1. Note 16 lists all associates at 31 December 2002, showing the percentage holding, share of the year's profit/loss and balance-sheet value.

NOTE 3

BUSINESS AND GEOGRAPHICAL DISTRIBUTION

Pan Fish ASA is a globally integrated group engaged in the farming, processing, sales and logistics of Atlantic salmon and marine species. The group is also substantially involved in fishing for, processing and selling pelagic species. This business is conducted in majority-owned companies in Norway, the EU, North America/ Canada and Asia. Sales break down as follows:

	2 002	2001
Norway	769 789	544 678
Eastern Europe	348 205	567 377
Rest of Europe	1 666 291	2 160 993
USA/Canada	1 047 060	1 214 860
Japan	611 361	920 937
Rest of Asia	116 346	158 302
Other countries	36 263	25 209
Total	**4 595 314**	**5 592 356**

NOTE 4

OTHER OPERATING EXPENSES

This item includes losses on trade accounts receivable totalling NOK 88 317 000, of which NOK 70 983 000 refers to confirmed losses, while the rest is an increase in the reserve for bad debts.

NOTE 5

PAYROLL EXPENSES, NUMBER OF EMPLOYEES AND REMUNERATION

Payroll expenses etc.:	2002	2001
Wages/salaries	591 252	686 651
Employer's nat. ins. contribution	54 101	63 297
Pension expenses	12 642	7 047
Other benefits	23 134	14 481
Payroll expenses	**681 129**	**771 476**
Average no. of employees:	2 372	2 697

Remuneration to senior management	General manager	Directors
Salary	888	275
Other remuneration	212	0

No loans have been given or security furnished for senior management, directors or closely related parties at 31 December 2002. Other employees in the group have been granted loans totalling NOK 5 412 000. Most of this amount yields 6.0 % interest. At 31 December 2002, no member of the group's senior management team has an agreement regarding severance pay, bonus or similar. As regard options, see note 12.

Auditor:

The expensed auditor's fee amounts to NOK 1 779 000. The fee includes the auditing of interim reports at 30 June and 30 September and assistance in connection with the share issue. It also includes a consultancy fee of NOK 225 000.

NOTE 6

INTANGIBLE ASSETS AND TANGIBLE FIXED ASSETS

	Licences	Goodwill	Buildings and land	Machinery, fixtures and fittings etc.	Vessels	Total
Acquisition cost at 01 Jan. 2002*	1 437 987	645 347	1 107 731	1 774 864	170 160	5 136 089
Additions operating assets	662	37 684	108 594	185 494	5 936	338 371
Disposals operating assets	0	-149 783	-393 121	-266 396	-7 033	-816 333
Acquisition cost 31 Dec. 2002	1 438 649	533 248	823 204	1 693 962	169 063	4 658 126
Accumulated depreciation/write-downs 31 Dec. 2002	-197 287	-365 148	-191 632	-815 327	-61 609	-1 631 003
Book value at 31 Dec. 2002	**1 241 362**	**168 100**	**631 572**	**878 635**	**107 454**	**3 027 123**
Depreciation for year	9 426	40 383	53 363	154 743	13 888	271 803
Write-downs for year	162 567	289 900	6 000	33 978	1 500	493 945
Depreciation rates	0-10%	6.7-10%	0-10%	5-33%	5-15%	
Depreciation plan	Straight line	Straight line	Straight line	Straight line	Straight line	

* The acquisition cost at 01 Jan. 2002 has been adjusted for the acquisition cost of tangible fixed assets in companies acquired in 2002. The cost price of assets in companies which have been sold is included under Disposals operating assets.

Notes Pan Fish – Group

Goodwill in connection with substantial acquisitions					
Company	Acquistion year	Depr. period	Depr. for year	Write-downs for year verdi	Book valu
Norsk Sjomat AS	1997	10	1 005	0	4 805
Pan Fish Sales AS	1997	10	735	0	3 677
Seafood Products Ltd	1997	10	1 278	0	7 406
PF Laksaling	1999	13	2 768	0	16 098
Welron Pelagic AS (including Vadsø Sildoljefabrikk AS)	2000	15	10 288	22 400	102 665
Global Fish AS	2000	15	5 669	0	0
Atlantic Trading Co. Inc	2001	15	4 437	50 000	9 260
Salmonor AS	2001	13	2 000	14 193	7 807
Pan Pelagic ASA	2001	15	14 115	197 537	0
Others			3 858	0	16 381
Total			46 153	284 130	168 100

NOTE 7

RECEIVABLES

The company's receivables are valued at nominal value, minus NOK 39 792 000 to cover any bad debt. The principle used for translating foreign-currency receivables is described in note 11. No receivables relating to the revenue cycle fall due later than one year hence.

NOTE 8

STOCKS

Stocks consist of the following:	31.12.02	31.12.01
Raw materials	56 670	97 928
Live fish in the sea	1 132 036	1 458 387
Work in progress and finished goods	116 972	285 484
Goods for resale	20 061	35 983
Total	1 325 740	1 877 782

Stocks of live fish in the sea are valued per generation at whichever is the lower of full production cost and net realisable value. Work in progress and finished goods consist of processed products and are valued at full production cost. The necessary write-downs have been made where the latter exceeds net realisable value. Raw materials and goods for resale are valued at whichever is lower of acquisition cost and net realisable value. On this basis, stock was written down in the total amount of NOK 202 816 000 at 31 December 2002.

See note 1 for a more detailed description of accounting principles for the valuation of stocks.

NOTE 9

BOND DEBT

Pan Fish ASA has the following listed bond loans at 31 December 2002:

	Interest type	Interest rate	Original maturity date	Market rate	Debt
Bond loan 2000/2003	Floating	8.41 %	20.12.03	30.00 %	496 000
Bond loan 2000/2003	Floating	8.16 %	20.12.03	30.00 %	5 000
Bond loan 2000/2003	Fixed	8.75 %	20.12.03	30.00 %	237 000
Debt instrument loan	Fixed	8.75 %	20.12.03		25 000
Total					763 000

The interest rate on all floating loans is calculated on the basis of 3-month NIBOR. The stated rates apply to interest at 31 December 2002.

The above table shows the situation at 31 December 2002. On 10 January 2003 most of the loan was converted to equity. See note 23.

Loan certificates:
In 2001 short-term loan certificates were issued for a total of NOK 230 million. The loan was repaid in its entirety in 2002.

NOTE 10

OTHER LIABILITIES, SECURITY AND GUARANTEE LIABILITY
Pan Fish ASA participates in the group accounts systems which the group has with Nordea (limit NOK 321 000 000), DnB (limit NOK 400 500 000) and Sparebanken More (limit NOK 35 500 000) and is jointly and severally liable for all outstanding balances with the banks. In addition several of the foreign subsidiaries have signed credit facility agreements. The limits of these will in some cases vary according to the value of stocks etc. The total amount drawn at 31 December 2002 was approx. NOK 341 000 000. See note 11 regarding the translation of foreign currency liability items 11.

In addition the company has long-term debt to credit institutions totalling NOK 3 379 685 000 (also includes leasing debt). An agreement was made in December 2002 for the refinancing of most of the Pan Fish group's existing bank debt. The agreement will be implemented in the first quarter 2003. Information about the instalment profile etc. relating to the "old" debt has therefore not been included. The effect of the refinancing and the share issue is described in note 25.

The debt is secured by most substantial and pledgeable assets in Pan Fish ASA and the subsidiaries - receivables, stocks, shares, operating assets etc.

Balance-sheet liabilities secured by mortgage etc.:	31.12.02	31.12.01
Total short-term and long-term liabilities	4 175 877	4 309 000

Guarantee liability:
In addition, Pan Fish ASA has furnished guarantees for a total of NOK 2 481 414 000 for loans and other credit to its subsidiaries, most of which is secured by mortgages on fixed assets. The guarantees have been furnished in different currencies and translated into NOK at the rate on 31 December 2002. The corresponding amount for 2001 was NOK 1 911 932 000.

Balance sheet value of assets pledged as security for mortgage debt	31. 12. 2002	31. 12. 2001
Stocks	1 301 996	1 226 770
External trade receivables etc	385 606	574 434
Operating assets	1 553 973	1 349 951
Other	1 457 271	2 082 982
Total	4 698 845	5 234 137

NOTE 11

EXCHANGE RATE RISK
The Pan Fish group uses NOK as its basis currency, but through its activities outside Norway (foreign subsidiaries and export) it is also exposed to other currencies' exchange rate with. This applies mainly to USD, CAD, EUR, DKK, GBP and YEN. Part of the group's debt is in foreign currency. Together with forward contracts this is used to reduce exchange rate exposure relating to loans to foreign subsidiaries and cash flows in the currencies concerned. Where forward contracts are used the receivable is translated at the forward rate. In all other cases the exchange rate at 31 December 2002 is used. Pan Fish recognises exchange rate gains and losses on monetary items in foreign currency the profit and loss account as they occur, while changes in the value of foreign-currency assets and liabilities are offset against equity. In 2002 exchange rate losses were recognised in the amount of NOK 6 900 000.

NOTE 12

TAX

Tax payable break down as follows:	2002	2001
Profit/loss on ordinary activities before tax	-2 679 965	361 779
Permanent differences*	840 893	81 568
Change in temporary differences	986 279	10 610
Basis for tax payable	**-852 793**	**453 957**
The year's tax expense breaks down as follows:		
Tax payable	-5 823	159 150
Provision for tax on dividend abroad 2000	-	-16 773
Tax at source, Canada	489	6 814
Gross change deferred tax	389 305	-41 691
Total tax expense for year	**383 971**	**107 499**
Tax payable in the balance sheet breaks down as follows:		
Tax payable on year's profit	5 141	159 150
Tax payable on group contributions	-4 563	-70 832
Refunded/prepaid tax	-	14 335
Tax payable on sale of own shares	-	-42 428
Assessed, unpaid tax for 2000	-	45 918
Total tax payable in balance sheet	**577**	**106 143**
Overview of temporary differences:		
Current assets/ short-term liabilities	323 713	868 304
Fixed assets/ long-term liabilities	-252 051	217 535
Loss to be carried forward	-1 198 664	-392 916
Total	**-1 127 003**	**692 924**
Deferred tax asset/deferred tax	**-204 572**	**196 975**

The deferred tax asset on negative differences is only recognised if it is probable that it will be realised through future earnings.

*) Includes: non-deductible expenses such as entertainment, gifts etc. In addition, all group items with an effect on the profit and loss account that do not affect the deferred tax/deferred tax asset are entered as permanent differences.

NOTE 13

EQUITY

Changes in equity break down as follows:		
Equity at 31 December 2001		1 169 298
Exchange rate differences on consolidation of subsidiaries		-40 384
Purchases and sales of own shares		131 472
Issue on acquisitions in Pan Pelagic ASA		
Transferred to share capital	1 163	
Transferred to share premium reserve	34 201	
Issue expenses offset against equity	-6 025	29 339
Cash issue:		
Transferred to share capital	7 705	
Transferred to share premium reserve	252 724	
Issue expenses offset against equity	-13 826	246 604
Minority interests at 31 December 2001	163 519	
Minority interests profit/loss at 31 December 2002	-64 065	
Other changes in minority interests	-50 315	-50 315
Total minority interests	49 139	
Loss 2002		-2 295 994
Equity at 31 December 2002		**-809 980**

NOTE 14

SHARE CAPITAL AND SHAREHOLDER INFORMATION

At 31 December the share capital consists of 170 406 072 shares with a nominal value of NOK 0.50 each. Each share represents one vote at the general meeting and confers the same rights as the other shares in the company. The total number of shareholders is 8 581.

At 31 December 2002 Pan Fish ASA holds 7 848 own shares. These are entered for deduction from equity in the amount of NOK 3 924 on a separate line under equity, and by NOK 18 999 600 offset against other equity.

Options have been issued to senior management in the group, entitling them to buy 1 390 000 shares at prices ranging from NOK 7.50 to NOK 70.

Ownership structure:

At 31 December 2002 the biggest shareholders in Pan Fish ASA were:

	Shares	Holding	Voting share
Pan Holding AS	17 318 693	10.2 %	10.2 %
Arne Nore	9 291 184	5.5 %	5.5 %
Rolf Olsen AS	5 765 482	3.4 %	3.4 %
North Sea Partners Ltd	5 236 660	3.1 %	3.1 %
Strontunes Invest AS	4 272 933	2.5 %	2.5 %
Beta AS	3 567 659	2.1 %	2.1 %
Stolten Invest AS	1 891 207	1.1 %	1.1 %
Harald J. Skaar	1 858 417	1.1 %	1.1 %
Har-Eiendom AS	1 828 488	1.1 %	1.1 %
Tine Pensjonskasse	1 582 897	0.9 %	0.9 %
SIS Segaintersettle AG	1 579 168	0.9 %	0.9 %
SND Invest AS	1 559 282	0.9 %	0.9 %
Bjarte Tunold	1 553 094	0.9 %	0.9 %
Sabinum AS	1 280 680	0.8 %	0.8 %
First Securities AS	1 239 866	0.7 %	0.7 %
Ingrid Knutsen Sætren	1 195 011	0.7 %	0.7 %
Øylaks AS	1 141 000	0.7 %	0.7 %
Arne Stang	1 000 000	0.6 %	0.6 %
Hareko AS	1 000 000	0.6 %	0.6 %
Christiania Securities ASA	976 000	0.6 %	0.6 %
Total 20 biggest	**65 137 730**	**38.2 %**	**38.2 %**
Total other	105 268 342	61.8 %	61.8 %
Total number of shares	**170 406 072**	**100.0 %**	**100.0 %**

The above shows the distribution of share at 31 December 2002. At the general meeting held in January 2003 it was decided to carry out a share issue and debt conversion. See notes 24 and 25.

Following this, participants in the share issue and conversion will own approx. 94 % of the company.

Shares and options owned (controlled) by members of the board (the information refers to the board elected at the general meeting in January 2003):

Name	Office	Shares	No. of options
Gabriel Smith	Chairman of the Board	0	0
Arnulf Haukeland	Director	20 000	0
Atle Eide	Director	0	0
Arthur Duus	Director	0	0
Helge Møgster	Director	763 878	0
Ola Holen	CEO	7 349	100 000

The stated number of shares refers to shares owned directly by management and closely related parties. Shares owned by companies in which the top-management personnel have substantial owning interests have also been included in the list.

NOTE 15

SHARES AND UNITS IN OTHER COMPANIES

Shares/units:	No./ percentage holding	Acquisition cost	Balance sheet value
Probo Eiendom Invest ASA	15.60 %	8 001	8 001
Eiendomsutvikling Inter ASA	18.10 %	10 000	10 000
Salmo Breed AS		1 000	1 000
Davik Industribygg AS	34.00 %	1 730	1 730
PF Sveipur (Færøyane)	49.00 %	DKK 5 666	5 563
PF Smyril Line (Danmark)	3.86 %	DKK 8 128	7 991
PF Atlantic Petroleum (Færøyane)		DKK 2 000	1 964
Austevoll Havfiske	16.88 %	191 040	89 079
Magnarson AS	6.70 %	4 043	2 237
Hufthammer AS	3.70 %	1 885	708
Nyholmen AS	4.90 %	6 567	2 112
Kvitskjær AS	4.90 %	3 934	2 112
Other shares and units			4 303
Total shares and units			**136 800**

Shares and units were written down by NOK 130 976 000 during the accounting year

NOTE 16

ASSOCIATES

Company	No / percentage holding	Acquisition cost	Shares of profit/loss 2002	Balance sheet value for the year
W. Kolzow AS	40.83 %	1 997	144	2 129
Pan Marine ASA	49.77 %	184 653	-190 766	0
Fagervoll Havfiskeselskap AS	49.00 %	5 500	-1 601	5 596
Kannøyfisk AS	24.00 %	7 347	124	5 000
Trygvason AS	49.00 %	3 920	136	4 100
Østerbris AS	49.00 %	36 000	2 300	40 000
SP/F Djuphav	33.33 %		-789	0
Ringhas KS	46.25 %		38	987
Global Fish AS	49.00 %	188 118	-9 064	64 623
Sea Grain AS	34.00 %	89 994	-6 934	41 684
Silfaks Fiskebåtrederi AS	49.00 %	39 000	-117	20 000
Sir Fish AS (sold 2002)	47.72 %	2 125	-756	0
Hufthammer AS (sold 2002)[1]	49.00 %	29 015	7 882	0
Kvitskjær AS (sold 2002)[1]	49.00 %	39 500	-10 288	0
Magnarson AS (sold 2002)[1]	49.00 %	29 300	-1 718	0
Nyholmen AS (sold 2002)[1]	49.00 %	31 500	-4 071	0
Bakoia AS	34.00 %	13 506	-4 438	0
Murmon Holding AS	40.00 %	3 800	-3 800	0
Villa Leppefisk AS	20.00 %	4 500	-150	4 201
PF Suðurlaks[2]	48.00 %	62 818	-61 458	1 360
PF Hellisvad	48.00 %		0	9 093
PF Nordsmolt	33.00 %	DKK 1 415	0	1 389
Total			**-285 326**	**200 163**

[1] During the accounting year holdings in the vessels Magnarson AS, Hufthammer AS, Nyholmen AS and Kvitskjær AS were sold down. The remaining holdings and book values at 31 December 2002 are shown in note 15. The holding in Kannøyfisk AS was also sold down from 49 % to 24 %. The share of profit/loss column also includes losses on the sale of the vessels. Any write-down of the assets in associates is specified in note 17.

[2] PF Suðurlaks was a subsidiary until 1 April 2002.

NOTE 17

WRITE-DOWN OF FINANCIAL ASSETS

At 31 December 2002 financial assets were written down. The amount written down was based on the probable sales value:

Shares Teraconi AS	4 419
Shares Kirkenes Salmon AS	5 025
Shares Global Fish AS	80 575
Shares Sea Grain AS	40 702
Shares Austevoll Havfiske AS	126 537
Write-down of shares, vessels (see note 16)	110 385
Write- down of receivables, vessels (see note 16)	35 402
Total	403 065

NOTE 18

PENSION ASSETS AND COMMITMENTS

The group has pension schemes for employees. The schemes entitle members to defined future benefits which mainly depend on the number of earning years, retirement trends, salary level on reaching retirement and the size of national insurance pensions. The commitments are covered through insurance companies and the group is also a member of the early retirement scheme (AFP). The AFP scheme is covered through the agreement between the Norwegian Federation of Trade Unions and the Confederation of Norwegian Business and Industry.

	2002	2001
Return on pension funds	8.0 %	8.0 %
Discount rate	6.5 - 7.0%	7.0 %
Annual salary increase	3.0 - 4.0%	3.0 %
Annual increase in national insurance basic amount	3.0 - 3.3%	3.0 %
Annual increase in pensions	2.0 - 2.5%	2.5 %
Year's pension expense:		
Return on pension funds		
(incl. change in commitment)	4 191	3 015
Pension assets/ commitment at 31 December		
Pension assets	4 165	0
Pension commitment	4 581	2 247

In addition to the above some of the foreign subsidiaries have a pension scheme that can be defined as a contributory scheme. Annual contributions are charged to income in the profit and loss account.

NOTE 19

JOINT AND SEVERAL LIABILITY, VALUE ADDED TAX

PAN Fish ASA is registered jointly with Pan Fish Sales AS in the VAT register. This means that the companies are jointly and severally liable for any VAT due. At 31 December the companies were in credit with respect to VAT.

NOTE 20

BANK DEPOSITS

	31.12.02	31.12.01
Provision for tax withholding	7 252	12 994
Other	5 482	0
Total	12 735	12 994

NOTE 21

LEASES AND LEASING AGREEMENTS

All major agreements for the leasing of production equipment are treated according to the rules for financial leasing. In such cases the operating assets is capitalised with a contra entry under long-term liabilities. Leasing payments are divided into an instalment part and an interest part. See note 1 on accounting principles.

Agreements have also been entered into for the leasing of cars and some production equipment. These are treated according to the rules for operational leasing. A total of 22 cars have been leased at an annual cost of approx. NOK 2 200 000. The annual leasing cost of the production equipment is approx. NOK 39 000 000. Most of the contracts run for 3 to 5 years.

Several agreements have also been signed for leasing office premises. The remaining lease period varies from 2 to 8 years. Annual rental costs amount to approx. NOK 1 500 000.

NOTE 22

SET-UP COSTS, LONG-TERM LOANS

Set-up costs for long-term loans were previously accrued over the loan period. This principle was changed in connection with the refinancing and debt conversion (implemented 10 January 2003). At 31 December 2002 the remainder of the set-up cost was split in proportion to the share of converted debt. This share (NOK 7 524 000) has been recognised as a prepaid cost. In connection with the debt conversion of 10 January 2003 the converted debt share will be treated as an issue cost and offset against the share premium reserve. The remainder of the set-up costs (NOK 4 756 000) were charged to income under Financial expenses. Set-up charges in connection with the refinancing in 2003 have been calculated at NOK 39 000 000. The whole amount has been recognised as a financial expense in the accounts for 2002 (see note 1).

NOTE 23

OWN SHARES

The reason for purchasing own shares is to use them in connection with the acquisition of new companies. At 31 December 2002 the company had 7 848 own shares at a total cost price of NOK 55 481. Their classification in the annual accounts is described in note 14.

The quoted price on the date the agreement is signed is used as the sales price when own shares are used as payment on the acquisition of new companies.

The acquisition of own shares has taken place in several rounds. Pursuant to section 5-5 of the (Norwegian) Accounting Act concerning interchangeable assets, the average acquisition cost is used to calculate the gain/loss for accounting purposes. Losses total NOK 18 948 000 and have been entered for deduction from Other equity in the balance sheet

NOTE 24

SHARE CAPITAL INCREASE JANUARY 2003

A share capital increase involving the conversion of bond debt and bank debt was decided on at the general meeting in January 2003. Conversion prices were NOK 0.50 (NOK 204 759 000) and NOK 1.50 (NOK 1 285 992 000). A cash issue was also implemented (NOK 600,000,000) at a price of NOK 0.50 per share. The increase in share capital as a result of these transactions amounts to NOK 2 090 751 000. The number of shares will increase to NOK 2 640 180 10

NOTE 25

REFINANCING

An agreement was signed in January 2003 for the refinancing of the majority of the Pan Fish group's existing bank debt. In that connection a new principal loan facility of up to NOK 2 9 billion was established. It is subdivided between an overdraft facility with a limit of NOK 1 billion and a long-term loan of NOK 1.9 billion. Pan Fish ASA will be the borrower in the case of the new loan, which will be guaranteed by most of the subsidiaries. The loan will be secured by all major and pledgeable assets belonging to Pan Fish ASA and the guarantors. The refinancing will be carried out in the second quarter 2003

Pursuant to the agreement, interest on the long-term part of the loan will be based on 3-month NIBOR + 2.5 %. The repayment profile will be as follows (in whole thousands):

	2003	2004	2005	2006	2007	Total
Long-term liabilities	0	300 000	400 000	400 000	800 000	1 900 000

NOTE 26

PRO-FORMA ACCOUNTS

Note 1 contains examples of situations which require pro-forma accounts to be prepared. In 2002 there were no acquisitions entailing the application of this requirements. In January 2003, however, a share issue and conversion of debt into equity took place(see notes 24 and 25). In the following table the conversion and issue have been incorporated in the balance sheet at 31 December 2002:

	Pro-forma
Fixed assets	3 600 5
Current assets	1 984 7
Total assets	**5 585 1**
Share capital	1 320 1
Other equity	-70 3
Convertible loans	78.2
Other long-term liabilities	2 013 9
Short-term liabilities	2 243 2
Total equity and liabilities	**5 585 1**
Interest-bearing debt	3 226 0
Equity ratio	22 4 %

NOTE 27

WRITE-DOWN OF ASSETS

At 31 December 2002 group assets were written down. This is described in the notes dealing with the individual assets. For the sake of clarity the write-downs are specified below, with a column showing their accounting classification:

Write-down and expenses	Amount	Classification
Write down, licences	162 567	Depreciation
Write down, Goodwill	289 900	Depreciation
Write-down, other operating equipment	41 478	Depreciation
Write down, stocks	380 716	Cost of purchased goods
Losses on sale of subsidiaries	119 6000	perating expense
Provision for restructuring, bad debt	212 427	Other operating expense
Total write-downs, operations	**1 206 668**	
Write down of shares in associates	477 935	Financial
Other write downs and provisions	239 771	Financial
Total write-downs	**1 924 394**	

Ålesund, 25 February 2003

Gabriel Smith, Chairman of the Board — Arnulf Haukeland — Atle Eide

Arthur Duus — Helge Møgster — Ola Holen, Acting CEO

KPMG AS

Appendix 3 Interim report of Pan Fish ASA as at 30.06.2003

Pan Fish ASA
Interim Report 2nd Quarter 2003

Highlights

- **Pan Fish achieved EBITDA of NOK 55.5 million in the second quarter 2003, compared with a loss of NOK 64.0 million in the same period in 2002. There was an operating loss before special items of NOK 14.2 million, compared with a loss of NOK 134.0 million in 2002.**

- **The company made a pre-tax loss of NOK 1,568.4 million, after overall write-downs *and provisions totalling* NOK 1,480.8 million, of which NOK 1,121.1 million is operationally related and NOK 359.7 million is classified under financial items.**

- **The group's booked equity at 30 June 2003 was NOK -417.4 million, compared with NOK 1,155.3 million at 31 March 2003. Booked equity at 30 June 2002 was NOK 1,137.6 million.**

- **The Board is currently in negotiations to refinance Pan Fish and has reason to assume that debt will be converted up to a satisfactory equity level. However conversion price and size is not yet decided. The bank syndicate will conclude on this issue by the September 17.**

- **The company has sufficient funds to settle current liabilities beyond the period until such decision has been made by the bank syndicate.**

Operations and results

Turnover in the second quarter 2003 was NOK 998.5 million, compared with NOK 1,314.4 million in the same period last year. The decrease is mainly due to Global Fish AS not being consolidated in this year's figures and the fact that turnover in the salmon trading activity, which it has been decided to phase out, has been lower than in 2002.

Pan Fish achieved EBITDA of NOK 55.5 million for the second quarter 2003, compared with a loss of NOK 64.0 million in the same period in 2002, an improvement of NOK 119.5 million. There was an operating loss before special items of NOK 14.2 million, compared with a loss of NOK 134.0 million in 2002.

Write-downs were made in the second quarter 2003 on operations, on licences, goodwill, stocks and other exceptional items totalling NOK 1,121.1 million in all, as specified in the table on the next page.

Page 1

Special items	NOKm
Write-offs licenses Norway and Faeroe Islands	587,8
Write-offs Goodwill farming and VAP	62,0
Write-offs Inventory	166,4
Pan Pelagic related	98,9
Pan Marine related	12,8
Other special items	193,2
Total	1121,1

In the second quarter, Pan Fish had an operating loss of NOK 1,135.3 million after special items (as specified above), compared with a loss of NOK 134.0 million in the same period last year.

Net financial expenses were NOK 433.1 million in the second quarter, compared with NOK 114.3 million in the second quarter 2002.

- Write-downs of financial assets and associated companies in the second quarter amounted to NOK 359.7 million.
- Pan Pelagic accounted for NOK 347.3 million of this. The difference relates to a number of minor items within fish farming in Norway and Pan Marine.

The losses at Pan Pelagic derive from the sale of the company and write-downs on the assets which it has been decided will remain in Pan Fish ASA and which will be classified as "*non-core financial assets*".

Interest expenses totalled NOK 61.1 million in the second quarter 2003, compared with NOK 98.9 million in the same period in 2002. The reduction in interest expenses is primarily owing to lower net interest-bearing debt, but also lower interest rates in the period compared with the year before.

The result before tax was a loss of NOK 1,568.4 million in the second quarter 2003, compared with a loss of NOK 248.2 million at the same time last year. Adjusted for write-downs and provisions, pre-tax earnings increased by NOK 160.6 million compared with the second quarter 2002. The net result after tax for the quarter was a loss of NOK 1,581.9 million, compared with a loss of NOK *177.9 million in the same period in 2002.*

Balance Sheet

The group's balance sheet total was NOK 4,524.9 million at 30 June 2003, compared with NOK 7,686.9 million at 30 June 2002. The group's net interest-bearing debt totalled NOK 3,879.0 million at 30 June 2003, compared with NOK 5,393.0 million at the end of the first half-year 2002. During the first half-year the group's net interest-bearing debt was reduced by NOK 1,485.0 million. In the second quarter, net interest-bearing debt increased by NOK 155 million in relation to the end of the first quarter 2003, which is due to new loans raised by Pan Fish ASA for NOK 167 million and new leasing debt in connection with a new fish slaughtering plant in Norway. Deducted from this is deconsolidation of debt on the Faeroe Islands for NOK 152.0 million. The latter is a result of the structural changes previously announced.

Page 2

At 30 June 2003, the group's book equity was NOK -417.4 million, compared with NOK 1,137.6 million (14.8 %) at the same time last year. The negative equity is primarily due to write-downs and provisions totalling NOK 1,480.8 million, carried in the profit and loss account in the second quarter (sum included in operations and financial items). The table below shows the reconciliation of equity for the quarter.

Equity per 31.03.2003	1155,3
Operating profit before special items	-14,2
Income from associates before write downs	-12,2
Net financial items before write downs	-61,1
Special items	-1480,8
Other	-4,4
Equity per 30.06.2003	-417,4

It should be noted that the level of investment in Canada will call for stepping up the rate of production over the next few years. This can only happen if effective vaccines can be established against existing diseases, which the company views as a realistic prospect. Unless this happens, it may be necessary to accept considerable losses in this region. The Board will work actively to prevent this from happening.

There is a need for a further limited capital injection in the Faeroe Islands operation in order to run operations in an optimal way. Pan Fish is working to secure funds based on attractive future earnings estimates. Should this fail, a situation which has not yet been clarified at the time of the earnings announcement, it can lead to further write-downs in the amount of NOK 100 million. There are ongoing negotiations with our Norwegian and Faeroe Island banks with the purpose of reaching an optimal solution for all parties.

Refinancing

On the basis of the on-going dialogue pursued with the company's bankers and corporate cash management, the board has reason to assume that the company will have access to the capital required to continue operations and for the planned restructuring of the company. Negotiations are now in progress with the company's main bank syndicate to find a concrete solution to the company's underfinancing. The bank syndicate will conclude on the refinancing by September 17. The board is optimistic with regard to arriving at a solution which on the one hand gives Pan Fish ASA sufficient latitude to carry out the planned reorganisation and restructuring of the group and also provides a satisfactory basis for regaining some or all of the assets which today appear to have been lost.

It is likely that the refinancing will be effected by converting a considerable amount from debt to equity or through an equity issue, thus ensuring the company a satisfactory level of equity after refinancing. No conversion price has been fixed. The board will endeavour to ensure that those shareholders which are not banks may subscribe on the same terms in a "repair share issue". The company expects to be able to inform the market of the details relating to the refinancing plan by the end of September.

Page 3

Segment information

Farming and sale of farmed fish

Key Figures Farming (NOKm)	2Q 2003	2Q 2002	1H 2003	1H 2002
Operating income	748,5	849,8	1 405,6	1 641,6
Operating profit before special items	-20,4	-90,6	-35,2	-156,1
Operating profit	-906,6	-90,6	-921,4	-156,1
Sales in tonnes	26 031	24 473	48 644	48 532

The operating loss before special items for the fish-farming business was NOK 20.4 million in the second quarter, compared with NOK 90.6 million in the same period last year. Special items, which are largely write-downs and provisions, totalled NOK 886.2 million.

In the second quarter, 26,031 tonnes of round weight salmon were slaughtered compared with 24,473 tonnes last year. During the period a number of measures were taken to continuously reduce the company's costs.

In order to tackle the cost challenges created by last year's production problems, a provision of NOK 187 million was made in the 2002 accounts based on price forecasts which have now proved to be over-optimistic. Following established practice, this will be reversed as the fish for which provision was made goes to slaughter. For the second quarter, provision of NOK 54.1 million related to stocks was reversed.

It is a fact that, given the low price on salmon in the second quarter, full production cost to the Pan Fish group is currently greater than the price we achieve in the market. In the light of current market conditions, and as announced with the presentation of the first quarter results, an assessment of valuation methods has been carried out in order to ensure that the group does not over-value its stocks. As a result, overall write-downs on stocks were made for NOK 166 million during the quarter and the group is now assumed to have a realistic valuation of its stocks in all regions, based on the prices we can achieve in the market today.

At 30 June 2003, the Pan Fish group held 130 licences (converted into Norwegian licence volumes), which gives a production potential of close to 100000 tonnes of round weight fish *(based on 850 tonnes of feed and an economic feed factor of 1.1)*. The board has carried out a fresh review of the assumptions, including expectations of future market prices and production costs, on which the valuation of the company's licences and goodwill is based. After write-downs on licences totalling NOK 587.8 million in all, the company's licences are valued as follows, by geographical area:

Country	Licenses	Total booked value (NOKm)	Booked value pr. license (NOKm)
Norway	44	402,4	9,1
Canada	32	128,3	4,0
USA	16	14,4	0,9
Faeroe Islands	11	98,8	9,0
Scotland	27	15,5	0,6
Total	130	659,4	5,1

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Processing

Key Figures VAP (NOKm)	2Q 2003	2Q 2002	1H 2003	1H 2002
Operating income	221,4	198,0	434,9	390,6
Operating profit before special items	1,8	-16,9	-3,6	-7,6
Operating profit	-12,0	-16,9	-17,4	-7,6

The processing business made an operating profit, before special items, of NOK 1.8 million, compared with a loss of NOK 16.9 million last year. Processing performed well in the second quarter, with regard to both volume and results. There is still price pressure on certain product groups, but this is compensated for by more efficient operations and lower cost of raw materials. Our operations in Norway and France performed well in the first half-year to 30 June, and in the second quarter the Danish business managed to turn the negative trend it had experienced in the first quarter.

Pelagic activities

Key Figures Pelagic (NOKm)	2Q 2003	2Q 2002	1H 2003	1H 2002
Operating income	139,1	332,0	236,0	519,3
Operating profit before special items	-5,9	-24,2	-8,4	-20,3
Operating profit	-104,8	-24,2	-107,3	-20,3

Pan Pelagic ASA made an operating loss, before special items, of NOK 5.9 million, compared with a loss of NOK 24.2 million last year. The fall in turnover was largely due to the fact that Global Fish AS is no longer consolidated in the figures, but is included as a share of profit/loss in an associated company. Pan Pelagic has been sold, with takeover of ownership due to take effect on 15 September 2003. Interests in the following companies remain in Pan Fish ASA:

- Austevoll Havfiske ASA
- Østerbris AS
- Silfaks Fiskebåtrederi AS
- Barsund AS
- Karmøyfisk AS
- Magnarson AS
- Nyholmen AS
- Kvitskjær AS
- Hufthammer AS
- Ordinat Invest AS
- Ordinat Management AS
- Vikomar AS

The holding in Global Fish has been sold at book value with the right of the purchaser to sell the holding back to Pan Fish for the same value should certain defined events occur. The agreement relating to these events is a matter of confidentiality between the parties. The holding in Sea Grain has been sold at book value with additional payment should certain given events occur. These events are a matter of confidentiality between the parties.

Page 5

Pan Marine

Pan Fish ASA was notified earlier this year that the board of Pan Marine ASA had decided to petition for the company to be wound up. A write-down of NOK 13 million was made in the second quarter relating to the loan in Pan Marine ASA.

Organisation, development and restructuring

Pan Fish ASA has just started a comprehensive restructuring process based on future operations being built around the four geographical main areas within the company's core operations, which are defined as smolt, fish farming, slaughtering, primary processing and sale of own-produced fish. The four areas are Pan Fish North America, Pan Fish Scotland, Pan Fish Faeroe Islands and Pan Fish Norway. This division will enable free-standing follow-up and optimisation of the various geographical operational areas.

Pan Fish VAP (Value Added Products / Smokers) will carry on operating as a separate business and on an arm's length basis in relation to Pan Fish's fish-farming business. This is because the board believes that such a strategy will enhance the possibilities for that part of the group to generate improved results and values for the group.

Endeavours continue to find purchasers for those parts of the group which are not related to future core operations. It should, however, be noted that the number of potential buyers is limited, given the current state of the market. Transfer of ownership will not take place until the board has found owners with sufficient financial strength and strategic vision to further develop the operations in question. They will only be sold if satisfactory values can be achieved.

Within the company's core areas, the optimisation of operations and development of the organisation will continue, with the objective of becoming a lowest-cost producer and at the same time concentrating on a value-adding, partner-based sales strategy. These improvement measures will be implemented as speedily as possible. There is all reason to emphasise that the group possesses a highly competent body of staff within its core areas. The new management will therefore ensure that all staff are given the objectives, the room to manoeuvre and the support they need to create positive growth in operational activities in future. Substantial efforts will be initiated to invest in the further development of this competence.

The board of Pan Fish ASA has furthermore decided to move the geographical location of group management to Stavanger. The new group management will have overarching responsibility for following up core and non-core operations, and will expend considerable resources on driving through the necessary cost restructuring and the capital rationalisation of the group through the coming years.

Market and prospects

The market for the group's main products has developed positively over a number of years. There is still positive growth in demand for salmon and trout, and the long-term growth potential will remain, as the overall volume of fish caught in the wild in the world's oceans is

Page 6

unlikely to be increased substantially above current levels. Future growth in demand for fish must therefore be met by the fish-farming industry. In the short term, production is still too high despite the strong demand we are experiencing, and this is preventing the required price increases in the short-term picture. Pan Fish believes, however, that this must lead to a necessary adjustment in production over the next 12 – 18 months and the relatively rapid establishment of a profitable price level.

The Pan Fish group has taken the initiative and made substantial production cuts in Scotland, the Faeroes, North America and Norway, and has noted other players making corresponding adjustments. The financial situation within the industry means that we should not see any growth in production in the immediate future given that most players operate on the basis of too low a level of self-financing. Developments in this area are to a large extent dependent on players being realistic in their market assessments and being willing to take responsibility.

The company will not make any forecasts relating to expected developments in salmon and trout prices in 2003 because of the uncertainty permeating the market. All focus will be on achieving the lowest production costs possible while maintaining the targeted quality. Pan Fish's main goal in the years ahead is to be one of the companies producing at lowest cost in all regions.

Oslo, August 27, 2003
The Board of Directors
Pan Fish ASA

Page 7

Pan Fish ASA Group (figures in NOK mill)

Profit and Loss Account

[illegible]

Balance Sheet

[illegible]

[illegible]

Page 8

[illegible] Key Figures	[illegible] 2003	[illegible] 2002	[illegible] 2002
[illegible] per share	[illegible]	[illegible]	[illegible]
[illegible] per share	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible] average number of shares (1.000)	[illegible]	[illegible]	[illegible]
[illegible] average number of shares diluted (1.000)	[illegible]	[illegible]	[illegible]

[illegible] annual report 2002

Page 9

Appendix 4 Audit report from KPMG

KPMG AS

P.O. Box 57
N-4064 Stavanger

Petroleumsveien 6
N-4033 Stavanger

Telephone +47 51 57 82 00
Fax +47 51 57 12 29
www.kpmg.no
Enterprise NO 935 174 627 MVA

To the Shareholders' Meeting of PAN FISH ASA

AUDITOR'S REPORT FOR PAN FISH ASA's BALANCE SHEET AS OF 30.06.2003

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of PAN FISH ASA as of 30 June 2003, showing a negative equity of MNOK 234,1. The balance sheet as of 30.06.2003 is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet as of 30.06.2003 according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet as of 30.06.2003 is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

Activity in Canada

The company has substantial investments in shares (MNOK 94), receivables (MNOK 266), guarantees (MNOK 261) and other potential commitments regarding subsidiaries in Canada. The activity in Canada is characterized by illness in the biomass. If these problems are not under control within a reasonable time and the activity has to be closed down or substantially reduced, considerable losses are expected. Based upon the available documentation we are unable to perform the audit procedures considered necessary to express an opinion on the valuation of assets and liabilities related to the activity in Canada.

Loans
Pan Fish ASA has as of 30.06.2003 contributed interest-free loans totalling MNOK 291 to two of its 100% owned subsidiaries in violation of the Companies Act Section §3-9 which requires that transactions between group companies be based upon ordinary commercial terms and principles.

Opinion
In our opinion,

- the balance sheet, except for the effects of the issues described above, has been prepared in accordance with laws and regulations and presents the financial position of the Company as of 30 June 2003, in accordance with accounting standards, principles and practices generally accepted in Norway.

Going concern
Without influencing the opinion in the paragraph above, we draw attention to the fact that the company's equity is lost and continued operations are dependent on additional capital.

Ålesund, 10 October 2003
KPMG AS

Aage K. Seldal
State Authorised Public Accountant

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only

2

Appendix 5 Statement from Ernst & Young

To the Board of
Pan Fish ASA

Statement regarding the limited audit of the group balance sheet as at 30 June 2003
We have undertaken a limited audit of the balance sheet for the Pan Fish ASA group as at 30 June 2003 which shows total equity capital of NOK – 417.4 million. The company's Board and management are responsible for preparation of the balance sheet. Our function is to make a statement on the balance sheet based on our limited audit.

Our limited audit was made in accordance with the standard for limited audits of accounts. This standard requires that we plan and carry out the limited audit in order to be able to confirm with moderate certainty that the interim balance sheet does not contain materially inaccurate information. A limited audit is mainly confined to enquiries of the company's personnel and analytical control routines focused on the accounting material, and therefore gives a lesser degree of security than an audit. We have not undertaken an audit and we can thus not deliver an ordinary audit report.

Since parts of the business of the subsidiary Pan Pelagic ASA were sold before we could carry out our work, it has not been possible to carry out a limited audit of certain items in the balance sheet which relate to the business sold. The aggregate book value of certain assets in the business sold as at 30.06.2003 amounted to NOK 213.8 million. However, we have checked that net book values of the business sold correspond to the agreed sale price.

With the exception of the impact of any adjustment that we may have regarded as necessary if we had had the opportunity to carry out a limited audit of certain items in the balance sheet that relate to the sold business, we have not become aware in our limited audit of matters that give us grounds to believe that the interim balance sheet presented has not been prepared in accordance with the law and generally accepted accounting principles.

Without being material to the conclusion in the paragraph above, we would point out that the group's equity capital has been lost and that continued operation is dependent on the provision of new capital through the conversion of debt to equity, see the offer dated 17.09.2003 from the group's lenders. If the whole or parts of the group's activities are not continued, or production is reduced significantly in all or parts of the group, one must expect that there will be considerable losses on the sale or write-down of the book value of the group's fixed assets.

Bergen, 18 September 2003
ERNST & YOUNG AS

Appendix 6 Purchase form for the shareholders

PAN FISH ASA

SECONDARY SALE OF SHARES TO SHAREHOLDERS – AUTUMN 2003

PURCHASE FORM

Purchase of shares may take place from and including 20 October to and including 3 November 2003 from the Managers:

DnB Markets	*Nordea Securities*
Stranden 49, Aker Brygge	*PO Box 1099 Sentrum*
NO-0021 Oslo	*NO-0114 Oslo*
Fax:+47 2283 2000	*Fax:+47 2269 0509*

Correctly completed purchase forms must be received no later than 4.00 p.m. on 3 November 2003. Purchase forms received too late will not be processed.

GUIDANCE FOR THE PURCHASER

Shareholders as at 10 October 2003 have the right to purchase the new shares in the same proportion as they previously owned shares in the company.

6.8177 purchase rights will be issued for each old share owned as at 10 October 2003 and 1 purchase right will give the right to the purchase and allotment of 1 new share of NOK 0.04 par value at a purchase price of NOK 0.05.

Purchase rights will not be traded.

Purchase rights must be used for purchases before the expiry of the purchase period, as they will subsequently have no value.

It is not possible to order more shares than the purchase rights give the right to as the shares which are offered in the secondary sale, but are not sold, will be retained by the bank syndicate (the Banks) which subscribed the shares at the General Meeting on 10 October 2003. See further the Prospectus.

An individual shareholder is thus not permitted to acquire more shares than the number covered by purchase rights.

PAYMENT FOR SHARES ALLOTTED

When purchasing shares each purchaser must give DnB Securities Service a one-time authorisation to debit a specified bank account for the amount which corresponds to the aggregate price for the number of shares allotted. Notices of allotment will be depatched around 10 November 2003. Accounts will be debited around 13 November 2003. If there are insufficient funds on the specified bank account, the Managers and the Banks reserve the right to cancel or sell the shares allotted for the purchaser's account and risk. Interest shall be chargeable on amounts paid late at the rate of 12% p.a. Shares allotted may not be transferred before they have been paid for and registered on the individual purchaser's account in the Norwegian Registry of Securities.

DETAILS OF PURCHASE



Purchaser's VPS account no.	Total purchase rights attached to the shares	Purchase total new shares	(For purchase office: Consecutive no.)

The number of shares specified above are hereby purchased pursuant to the offer.

	Payment amount per share	Total amount to pay
x	NOK 0.05 =	NOK

Authorisation to debit my bank account (MUST BE COMPLETED):

I/We hereby give Den norske Bank ASA a one-time authorisation to debit my/our bank account for the amount allotted (total shares allotted x NOK 0.05)

(bank account no. – 11 digits)

Purchase place and date Must be dated during the purchase period	Binding signature. Purchaser must have legal capacity. When signed pursuant to an authorisation documentation in the form of a company registration certificate or power of attorney must be attached

INFORMATION ON THE PURCHASER

Purchaser's VPS account no.	**IN THE EVENT OF A CHANGE IN STANDING DATA THE ACCOUNT MANAGER MUST BE CONTACTED:**
Purchaser's first name	
Purchaser's surname/company etc.	
Street address (for private: Home address)	
Post code and district	
Personal number (11 digits) MUST BE COMPLETED	
Dividends to be credited to account number (11 digits)	
Citizenship	
Manager / telephone number	

Pan Fish ASA
Maskinveien 32
NO - 6000 Stavanger
Tel.: +47 70 11 61 00
Fax: +47 70 11 61 61

DnB Markets
Stranden 49
Aker Brygge
NO - 0021 Oslo
Tel.: +47 22 94 88 80
Fax: +47 22 83 20 00

Nordea Securities NUF
Middelthunsgate 17
P.O.Box 1099 Sentrum
NO - 0104 Oslo
Tel: +47 22 48 69 25
Fax: +47 22 69 05 09

signatur.no